   As filed with the Securities and Exchange Commission on February 11, 2000
                                                       Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ---------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                ---------------
                              America Online, Inc.
             (Exact Name of Registrant as Specified in its Charter)

            Delaware                             7370                            54-1322110
 (State or Other Jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  Incorporation or Organization)      Classification Code Number)            Identification No.)

                                ---------------
                                 22000 AOL Way
                          Dulles, Virginia 20166-9323
                                 (703) 265-1000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                                ---------------
                                Stephen M. Case
                             Chairman of the Board
                          and Chief Executive Officer
                              America Online, Inc.
                                 22000 AOL Way
                          Dulles, Virginia 20166-9323
                                 (703) 265-1000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                ---------------

                                             Copies to:
           Philip T. Ruegger III, Esq.                           James B. Carlson, Esq.
            Simpson Thacher & Bartlett                            Mayer, Brown & Platt
               425 Lexington Avenue                                  1675 Broadway
             New York, New York 10017                           New York, New York 10019
                  (212) 455-2000                                     (212) 506-2500

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

   If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

                                ---------------

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           Proposed       Proposed        Maximum
 Title of Each Class of      Amount        Maximum         Maximum       Amount of
    Securities to be         to be      Offering Price    Aggregate     Registration
       Registered        Registered(1)    Per Share       Price(2)          Fee
------------------------------------------------------------------------------------
Common Stock, par value
 $0.01 per share(3)....    12,948,940         --       $716,783,173.10  $189,230.76

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Based upon the maximum number of shares of Common Stock, par value $0.01 per share, of America Online ("America Online Common Stock") that may be issued pursuant to the Merger.
(2) Estimated solely for purposes of calculating the registration fee required by Section 6(b) of the Securities Act of 1933, as amended (the "Securities Act"). This fee has been computed pursuant to Rules 457(f) and (c) under the Securities Act and is based on (i) $17.4688, the average of the high and low per share prices of Common Stock, par value $0.001 per share ("MapQuest Common Stock"), of MapQuest on the Nasdaq National Market on February 7, 2000, and (ii) the maximum number of shares of MapQuest Common Stock to the acquired by America Online pursuant to the Merger.
(3) The America Online Common Stock being registered hereby includes associated preferred stock purchase rights.

                                ---------------

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                [MapQuest LOGO]

To the stockholders of
MapQuest.com, Inc.

                    Special Meeting of MapQuest Stockholders

                 A MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT

   MapQuest's board of directors unanimously approved a merger agreement between America Online, Inc. and MapQuest.com, Inc. Your vote, as a stockholder of MapQuest, is now needed to adopt the merger agreement.

   In the merger, each share of your MapQuest common stock will be exchanged for 0.31558 of a share of America Online common stock. America Online common stock is listed on the New York Stock Exchange under the trading symbol "AOL."
On       , 2000, America Online common stock closed at $    per share. The
merger cannot be completed unless the holders of the MapQuest common stock representing a majority of the votes entitled to be cast adopt the merger agreement. Only stockholders who hold their shares of MapQuest common stock at
the close of business on       , 2000 will be entitled to vote at the special
meeting. Each holder of a share of MapQuest common stock will be entitled to cast one vote.

   After careful consideration, your board of directors has unanimously determined the merger to be fair to you and in your best interests, and declared the merger advisable. MapQuest's board of directors has approved the merger agreement and unanimously recommends its adoption by you.

   This proxy statement/prospectus provides you with detailed information concerning America Online and the merger. Please give all of the information contained in the proxy statement/prospectus your careful attention. In particular, you should carefully consider the discussion in the section
entitled "Risk Factors" on page    of this proxy statement/prospectus.

   You can find out how to obtain additional information regarding America Online and MapQuest in the section entitled "Where You Can Find More
Information" on page   .

   The date, time and place of the special meeting:

         ,   :    .m., local time
   [address]




   Please use this opportunity to take part in the affairs of MapQuest by voting. Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy in the enclosed self-addressed stamped envelope. Returning the proxy does NOT deprive you of your right to attend the meeting and to vote your shares in person. YOUR VOTE IS VERY IMPORTANT.

   We appreciate your interest in MapQuest and consideration of this matter.

                            /s/ Michael J. Mulligan
                              MICHAEL J. MULLIGAN
                      Chairman and Chief Executive Officer

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

   This proxy statement/prospectus is dated       , 2000 and was first mailed
to stockholders on or about       , 2000.

                                [MapQuest LOGO]

                               MapQuest.com, Inc.
                               3710 Hempland Road
                              Mountville, PA 17554

          Notice of Special Meeting of MapQuest.com, Inc. Stockholders

                                        , 2000

                                 at   :    .M.

To the stockholders of MapQuest.com, Inc.:

   Notice is hereby given that a special meeting of stockholders of
MapQuest.com, Inc. ("MapQuest") will be held on          , 2000 at   :    .m.
local time at                          , for the following purposes:

     1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 21, 1999, among America Online, Inc. ("America Online"), MQ Acquisition, Inc., a wholly owned subsidiary of America Online ("MQ Acquisition"), and MapQuest, pursuant to which MQ Acquisition will merge with and into MapQuest (the "Merger"), and MapQuest will survive the merger as a wholly owned subsidiary of America Online. Adoption of the Merger Agreement will also constitute approval of the merger and the other transactions contemplated by the Merger Agreement.

     2. To transact such other business as may properly come before the special meeting or any adjournment thereof.

   These items of business are described in the attached proxy statement/prospectus. Only holders of record of MapQuest common stock at the
close of business on            , 2000, the record date for the meeting, are
entitled to vote on the matters listed in this Notice of Special Meeting of MapQuest Stockholders. You may vote in person at the MapQuest special meeting even if you have returned a proxy.

                       By Order of the Board of Directors
                             of MapQuest.com, Inc.
                              /s/ James W. Thomas
                                JAMES W. THOMAS
                                   Secretary
                                     , 2000

                 Whether or Not You Plan to Attend the Meeting,
         Please Complete, Sign, Date and Return the Accompanying Proxy
                In the Enclosed Self-Addressed Stamped Envelope.

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MAPQUEST/AMERICA ONLINE MERGER.............   1


SUMMARY OF THE PROXY STATEMENT/PROSPECTUS..................................   3
  The Companies............................................................   3
  Summary of the Transaction...............................................   5
  Selected Historical and Pro Forma Financial Data.........................  13
  Unaudited Comparative Per Share Information..............................  17
  Comparative Per Share Market Price Data..................................  17


RISK FACTORS...............................................................  18
  The Value of the America Online Common Stock You Receive in the Merger
   May Vary................................................................  18
  America Online Has Entered into a Merger Agreement with Time Warner......  18
  MapQuest Officers and Directors Have Conflicts of Interest Relating to
   Their Approval and Support of the Merger................................  18
  Parties to Contracts With MapQuest May Be Competitors of America Online
   Which May Impact Their Decision Whether to Renew Their Contracts with
   MapQuest................................................................  19
  Failure to Complete the Merger Could Negatively Impact MapQuest's Stock
   Price and Future Business and Operations................................  19
  Year 2000 Matters........................................................  20
  Anti-Takeover Provisions.................................................  20


THE SPECIAL MEETING OF MAPQUEST STOCKHOLDERS...............................  21
  Proxy Statement/Prospectus...............................................  21
  Date, Time and Place of the Special Meeting..............................  21
  Purpose of the Special Meeting...........................................  21
  Stockholder Record Date for the Special Meeting..........................  21
  Majority Vote of MapQuest Stockholders Required for Adoption of the
   Merger Agreement........................................................  21
  Proxies..................................................................  22
  Voting Electronically or by Telephone....................................  23


THE MERGER.................................................................  24
  Background of the Merger.................................................  24
  America Online's Reasons for the Merger..................................  26
  MapQuest's Reasons for the Merger........................................  27
  Recommendation of MapQuest's Board of Directors..........................  29
  Opinion of MapQuest's Financial Advisor..................................  29
  Interests of Certain MapQuest Directors and Officers in the Merger.......  36
  Completion and Effectiveness of the Merger...............................  37
  Structure of the Merger and Conversion of MapQuest Common Stock..........  37
  Exchange of MapQuest Stock Certificates for America Online Stock
   Certificates............................................................  37
  Material United States Federal Income Tax Consequences of the Merger.....  38
  Accounting Treatment of the Merger.......................................  39
  Regulatory Filings and Approvals Required to Complete the Merger.........  39
  Restrictions on Sales of Shares by Affiliates of MapQuest and America
   Online..................................................................  40
  Listing on the New York Stock Exchange of America Online Common Stock to
   be Issued in the Merger.................................................  40
  Dissenters' and Appraisal Rights.........................................  40
  Delisting and Deregistration of MapQuest Common Stock After the Merger...  41
  Operations After the Merger..............................................  41


THE MERGER AGREEMENT AND RELATED AGREEMENTS................................  42
  The Merger Agreement.....................................................  42
  The Stock Option Agreement...............................................  52

  The Stockholders Agreement..............................................  53
  The Distribution Agreement..............................................  54


COMPARATIVE PER SHARE MARKET PRICE DATA...................................  55


SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS, MANAGEMENT AND
 DIRECTORS OF MAPQUEST....................................................  56


DESCRIPTION OF MAPQUEST'S BUSINESS........................................  59
  Overview................................................................  59
  The MapQuest.com Solution...............................................  59
  MapQuest Products and Services..........................................  59
  Sales and Marketing.....................................................  61
  Customers...............................................................  62
  Technology and Infrastructure...........................................  62
  Competition.............................................................  63
  Government Regulation...................................................  64
  Intellectual Property...................................................  66
  Employees...............................................................  66
  Facilities..............................................................  67
  Legal Proceedings.......................................................  67


MAPQUEST MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS................................................  68
  Overview................................................................  68
  Results of Operations...................................................  70
  Nine Months Ended September 30, 1999 as Compared to 1998................  70
  Year Ended December 31, 1998 as Compared to 1997........................  71
  Year Ended December 31, 1997 as Compared to 1996........................  73
  Liquidity and Capital Resources.........................................  74
  New Accounting Pronouncements...........................................  75
  Quantitative and Qualitative Disclosures About Market Risk..............  75


COMPARISON OF RIGHTS OF HOLDERS OF MAPQUEST COMMON STOCK
 AND AMERICA ONLINE COMMON STOCK..........................................  76
  Capitalization..........................................................  76
  Classified Board of Directors...........................................  76
  Number of Directors.....................................................  77
  Removal of Directors....................................................  77
  Filling Vacancies on the Board of Directors.............................  77
  Limits on Stockholder Action by Written Consent.........................  78
  Ability to Call Special Meetings........................................  78
  Advance Notice Provisions for Stockholder Nominations and Proposals.....  78
  Amendment of Certificate of Incorporation...............................  80
  Amendment of By-laws....................................................  80
  State Anti-Takeover Statutes............................................  81
  Limitation on Personal Liability of Directors and Officers..............  81
  Indemnification of Directors and Officers...............................  82
  Fair Price Provision....................................................  82
  Stockholder Rights Plan.................................................  83


LEGAL OPINION.............................................................  86


EXPERTS...................................................................  86

STOCKHOLDER PROPOSALS FOR THE 2000 ANNUAL MEETING OF MAPQUEST STOCKHOLDERS
 IF THE MERGER IS NOT COMPLETED...........................................   86


WHERE YOU CAN FIND MORE INFORMATION.......................................   86


STATEMENTS REGARDING FORWARD-LOOKING INFORMATION..........................   89


FINANCIAL STATEMENTS OF MAPQUEST.COM, INC.................................  F-1


ANNEX A--Agreement and Plan of Merger.....................................  A-1
ANNEX B--Stock Option Agreement...........................................  B-1
ANNEX C--Stockholders Agreement...........................................  C-1
ANNEX D--Opinion of FleetBoston Robertson Stephens........................  D-1

         QUESTIONS AND ANSWERS ABOUT THE MAPQUEST/AMERICA ONLINE MERGER

Q:  Why are we proposing to merge? (see page   )

A: Our merger will result in MapQuest stockholders becoming stockholders of America Online through the exchange of their MapQuest common stock for America Online common stock on what the MapQuest board of directors believes are favorable terms.

   By combining with America Online, MapQuest can benefit from America Online's substantial human, financial, marketing and technological resources as well as its significant presence on the Internet and broad customer base. We expect this combination will:

  . expand the reach of MapQuest products to new customers and into new markets, and

  . provide new cross-promotion and branding opportunities for MapQuest and America Online

Q:  What will I receive in the merger? (see page   )

A: If the merger is completed, you will receive 0.31558 of a share of America Online common stock for each share of MapQuest common stock you own. This fraction is referred to as the "exchange ratio." The number of shares of America Online common stock to be issued for each share of MapQuest common stock is fixed and will not be adjusted based upon changes in the value of America Online's shares. As a result, the value of the shares you receive in the merger will not be known at the time you vote on the merger and may go up or down as the market price of America Online common stock goes up or down. MapQuest is not permitted to "walk away" from the merger or resolicit the vote of its stockholders based solely on changes in the value of America Online common stock. In addition, instead of issuing any fractional shares of common stock, America Online will pay you cash based on the average closing price per share of America Online common stock on the New York Stock Exchange for the 20 consecutive trading days ending on the third trading day before the completion of the merger.

Q: What effect will America Online's proposed merger with Time Warner have on me?

A: America Online and Time Warner have entered into a merger agreement pursuant to which America Online and Time Warner would become wholly owned subsidiaries of a new parent company called AOL Time Warner Inc. We expect to complete our merger before this proposed merger with Time Warner is completed. If that is the case, you would receive shares of America Online common stock in our merger and, if the merger with Time Warner is approved and completed, each of those shares would be converted into one share of common stock of AOL Time Warner. If the Time Warner merger is completed before our merger, we would still expect to complete our merger, subject to the terms and conditions of our merger agreement, but instead of America Online common stock, you would receive 0.31558 of a share of AOL Time Warner common stock in our merger.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement/prospectus, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage paid envelope, or, if available, by submitting your proxy by telephone or through the Internet, as soon as possible, so that your shares may be represented at the special meeting.

Q: What if I don't vote?


A: .If you fail to respond, it will have the same effect as a vote against the merger.

  .If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the merger.

  .If you respond and abstain from voting, your proxy will have the same effect as a vote against the merger.

Q: Can I change my vote after I have delivered my proxy?

A: Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways. First, you can revoke your proxy. Second, you can submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the secretary of MapQuest before the special meeting. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote. Third, if you are a holder of record, you can attend the special meeting and vote in person. If you submit your proxy or voting instructions electronically through the Internet or by telephone, you can change your vote by submitting a proxy or voting at a later date, using the same procedures, in which case your later submitted proxy or vote will be recorded and your earlier proxy or vote revoked.

Q: Should I send in my stock certificates now?

A: No. After the merger is completed, you will receive written instructions from the exchange agent on how to exchange your stock certificates for shares of America Online. Please do not send in your stock certificates with your proxy.

Q: Who is the exchange agent for the merger?

A:        is the exchange agent.

Q: When do you expect the merger to be completed?

A: We are working to complete the merger as quickly as possible. We expect to complete the merger during the Spring of 2000.

Q: Who can help answer my questions?

A: If you have any questions about the merger or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card or voting instructions, you should contact:

     MapQuest.com, Inc.
     3710 Hempland Road
     Mountville, PA 17554
     Telephone: (717) 285-8701

         [America Online LOGO]                      [MapQuest LOGO]

                   SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

   This summary highlights selected information in the proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents we refer to for a more complete understanding of the merger. In particular, you should read the documents attached to this proxy statement/prospectus, including the merger agreement, the stock option agreement and the stockholders agreement, which are attached as Annexes A, B and C, respectively. In addition, we incorporate by reference important business and financial information about America Online into this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information" that
begins on page    of this proxy statement/prospectus.

The Companies


                              America Online, Inc.
                                 22000 AOL Way
                          Dulles, Virginia 20166-9323
                                 (703) 265-1000
                              http: //www.aol.com

   Founded in 1985, America Online is the world's leader in interactive services, Web brands, Internet technologies, and electronic commerce services.

   America Online has two major lines of businesses organized into four product groups:

  . the Interactive Online Services business, comprised of the Interactive Services Group, the Interactive Properties Group and the AOL
     International Group, and

  .  the Enterprise Solutions business, comprised of the Netscape Enterprise
     Group.

     The product groups are described below.

   The Interactive Services Group develops and operates branded interactive services, including:

  . the AOL service, a worldwide Internet online service with more than 21 million members,

  . the CompuServe service, a worldwide Internet online service with more than 2.5 million members,

  . the Netscape Netcenter, an Internet portal with more than 25 million registered users,

  .  the AOL.com Internet portal, and

  . the Netscape Communicator client software, including the Netscape Navigator browser.

   The Interactive Properties Group is built around branded properties that operate across multiple services and platforms, such as:

  . Digital City, Inc., the No. 1 branded local content network and community guide on the AOL service and the Internet,

  . ICQ, the world's leading communications portal that provides instant communications and chat technology,

  . MovieFone, Inc., the nation's No. 1 movie guide and ticketing service provided through an interactive telephone service and on the AOL service and the Internet, and

  .  Internet music brands Spinner.com, Winamp and SHOUTcast.

   The AOL International Group oversees the AOL and CompuServe services and operations outside the United States, as well as the Netscape Online service in the United Kingdom.

   The Netscape Enterprise Group focuses on providing businesses a range of software products, technical support, consulting and training services. These products and services enable businesses and users to share information, manage networks and facilitate electronic commerce.

   America Online also has a strategic alliance with Sun Microsystems, Inc., a leader in network computing products and services, to accelerate the growth of electronic commerce. Through the alliance, the two companies develop and market to business enterprises, client software and network application and server software for electronic commerce, extended communities and connectivity, including software based in part on the Netscape Enterprise Group code base, on Sun Microsystems code and technology and on certain America Online services features.

   Recent Developments. On January 10, 2000, America Online entered into a merger agreement with Time Warner Inc. pursuant to which each of America Online and Time Warner would become wholly owned subsidiaries of a new parent company named AOL Time Warner Inc. In that merger, subject to the terms and conditions of the merger agreement with Time Warner, each share of America Online common stock will be converted into one share of AOL Time Warner common stock and each share of Time Warner common stock and series common stock will be converted into 1.5 shares of AOL Time Warner common stock and series common stock, respectively, and each share of Time Warner preferred stock will be converted into a substantially identical share of AOL Time Warner preferred stock. If both our merger and the merger with Time Warner occur, you will become a stockholder of AOL Time Warner, whose business will consist of the current businesses of America Online and Time Warner.

   The merger with Time Warner is subject to a number of conditions and America Online expects to complete its merger with MapQuest before its merger with Time Warner. AOL Time Warner has filed a registration statement on Form S-4 relating to the merger with Time Warner. You are encouraged to read that document and the documents filed by America Online with the Securities and Exchange Commission that are incorporated herein by reference. See "Where You Can Find
More Information" that begins on page   .

   America Online has been named as a defendant in several putative class action lawsuits. These lawsuits contend that consumers and competing Internet service providers have been injured because of the default selection features in AOL 5.0. These cases are at a preliminary stage, but America Online does not believe they have merit and intends to contest them vigorously.

                               MapQuest.com, Inc.
                               3710 Hempland Road
                              Mountville, PA 17554
                                 (717) 285-8500
                            http: //www.mapquest.com

   MapQuest is a leader in online destination information solutions. MapQuest licenses its technology to more than 1,000 business partners. Through these licensing agreements, MapQuest helps businesses integrate maps and driving directions into their Internet, Intranet and call center applications for improved marketing and customer service functions. In addition to web-enabled mapping services, MapQuest also provides high-quality maps and geographic content in digital form for a variety of industries including publishing, travel, hotels, real estate and retailers.

   MapQuest provides comprehensive online mapping solutions to businesses and customized maps, destination information and driving directions to consumers through its website and through third-party websites.

   MapQuest's online products and services enable businesses to:

  . provide customized maps, destination information and driving directions to potential customers,

  . expand the service offerings of their websites to attract and retain users,

  . use outside sources to meet their map-generating and destination information needs, thereby avoiding a significant portion of the expenses normally associated with establishing and maintaining map-generating personnel and technology organization,

  . provide potential customers with information regarding which of a business's multiple locations is closest to the potential customer, and

  . provide delivery of driving directions to potential customers on wireless platforms.

   MapQuest's online products and services enable consumers to:

  . receive maps and destination information on a real-time basis based on the specific location provided by the consumer,

  .  generate detailed door-to-door driving directions at any time, and

  .  create and retrieve customized maps based on the consumers' preferences.

   MapQuest is also a leading U.S. provider of traditional and digital mapping products and services to the education, reference, directory, travel and governmental markets. MapQuest has developed map-generating software to provide non-Internet customized mapping applications to companies that incorporate call centers, CD-ROMs or driving direction kiosks into their information delivery strategy.

Summary of the Transaction

  Stockholder Actions Required for the Transaction To Be Completed (see page   )

   The merger agreement must be adopted by MapQuest's stockholders for the merger to occur. MapQuest has called the special meeting of stockholders to which this proxy statement/prospectus relates so MapQuest stockholders can vote on whether to adopt the merger agreement. The stockholders meeting will be held
on         , 2000 at   :    .m. local time, at        .

   You may vote in person at the meeting or by proxy by following the instructions provided. You will be entitled to one vote for each share of MapQuest common stock you hold. Holders of shares representing a majority of the aggregate voting power of the shares of MapQuest common stock entitled to vote at the special meeting must vote in favor of the proposal to adopt the merger agreement for the merger to occur. Consequently, abstentions, failures to vote, and broker non-votes have the same effect as a vote against adoption of the merger agreement. If the stockholders vote to adopt the merger agreement and the merger occurs, MapQuest common stock will be exchanged for shares of America Online common stock based on the exchange ratio of 0.31558 of a share of America Online common stock for each share of MapQuest common stock. Following the merger, the exchange agent will send to each stockholder of record on the closing date instructions on how to exchange the shares of MapQuest common stock for the appropriate number of shares of America Online common stock.

  Recommendation of MapQuest's Board of Directors (see page   )

   After careful consideration, MapQuest's board of directors unanimously determined the merger to be fair to you and in your best interests, and declared the merger advisable. MapQuest's board of directors unanimously approved the merger agreement and recommends its adoption by you.

  Opinion of MapQuest's Financial Advisor (see page    and Annex D)

   On December 21, 1999, FleetBoston Robertson Stephens Inc. ("Robertson Stephens"), MapQuest's financial advisor, delivered its oral opinion, subsequently confirmed in writing as of December 21, 1999, to MapQuest's board of directors that, as of the date of its opinion and subject to the considerations described in its opinion, the exchange ratio in the merger agreement was fair from a financial point of view to MapQuest stockholders. The complete opinion of Robertson Stephens is attached as Annex D. We urge you to read it in its entirety.

  Structure of the Transaction (see page   )

   MapQuest will merge with MQ Acquisition, a subsidiary of America Online, and become a wholly owned subsidiary of America Online. Based on the exchange ratio, MapQuest common stock will be exchanged for shares of America Online common stock. Following the merger, as a stockholder of America Online, you will have an equity stake in MapQuest's parent company, but will no longer have any direct interest in MapQuest alone.

  Completion and Effectiveness of the Merger (see page    and Annex A)

   If and when a majority of MapQuest's stockholders vote in favor of the adoption of the merger agreement and when all of the other conditions to complete the merger are satisfied or waived, the merger will become effective when we file a certificate of merger with the Secretary of State of the State of Delaware. The merger agreement is attached as Annex A. We urge you to read it in its entirety.

  Conditions to Completion of the Merger (see page   )

   Our respective obligations to complete the merger are subject to the prior satisfaction or waiver of the conditions listed below. If either America Online or MapQuest waives any of the conditions, MapQuest will consider the facts and circumstances at that time and make a determination as to whether a resolicitation of proxies from MapQuest stockholders is appropriate. The conditions that must be satisfied or waived before the merger is completed include the following:

  .  the merger agreement must be adopted by MapQuest's stockholders,

  . all applicable approvals and consents required to complete the merger must be received and all applicable waiting periods under applicable antitrust laws must have expired or been terminated,

  . no injunction or order preventing the completion of the merger may be in effect,

  . our respective representations and warranties in the merger agreement must be true and correct, including the absence of material adverse changes in MapQuest's business,

  . we must have complied with our respective covenants and agreements in the merger agreement,

  . MapQuest must obtain any required consents from third parties relating to the merger, except where the failure to obtain these consents would not reasonably be expected to have a material adverse effect on MapQuest's business, condition (financial or otherwise), results of operations, assets, liabilities, properties or prospects of MapQuest and its subsidiaries, taken as a whole,

  . we must each receive an opinion of tax counsel to the effect that the merger will qualify as a tax-free reorganization,

  . America Online must be advised in writing by Ernst & Young LLP, its independent auditors, that they concur with America Online's conclusion that the merger can properly be accounted for as a pooling-of-interests business combination,

  . the shares of America Online common stock to be issued to MapQuest stockholders in the merger must have been approved for listing on the New York Stock Exchange,

  . specified related agreements must be in full force and effect as of the completion of the merger, and


  . employment offer letters between specified employees of MapQuest and America Online, or in some cases, reasonably acceptable replacement employees, must be in full force and effect as of the completion of the merger.

  Termination of the Merger Agreement (see page   )

   The merger agreement may be terminated at any time before the completion of the merger under the circumstances summarized below.

   The merger agreement may be terminated by our mutual consent.

   The merger agreement may also be terminated by either America Online or MapQuest if the conditions to completion of the merger would not be satisfied because of a material breach of any agreement or covenant or any representation or warranty in the merger agreement by the other becomes untrue or inaccurate and cannot be cured or is not cured within 30 days.

   In addition, the merger agreement may be terminated by either of America Online or MapQuest under any of the following circumstances:

  . if the merger is not completed by June 30, 2000, although this date will be extended to September 30, 2000 if the applicable waiting periods and necessary approvals under the antitrust laws have not been received or have not expired or been terminated,

  . if a final court order or governmental order prohibiting the merger is issued and is not appealable, or

  . if the MapQuest stockholders do not adopt the merger agreement at the special meeting.

   Furthermore, America Online may terminate the merger agreement if MapQuest's board of directors takes any of the following actions:

  . approves or recommends, or proposes, resolves or announces an intention to approve or recommend, an extraordinary transaction of the nature specified in the merger agreement involving MapQuest and a party other than America Online, such as a merger, other business combination, issuance or acquisition of 20% or more of the outstanding voting capital stock of MapQuest or a sale of a significant portion of MapQuest's business or assets, including its intellectual property,

  . fails to present the merger agreement to the MapQuest stockholders and recommend that the MapQuest stockholders adopt and approve the merger agreement, or withdraws or modifies its recommendation in a manner adverse to America Online, proposes, resolves or announces its intention to do so,

  . fails to mail this proxy statement/prospectus when it is available for mailing or fails to include in it the board's recommendation of the merger, including the recommendation that the MapQuest stockholders vote in favor of the adoption of the merger agreement, or resolves or announces its intention to fail to do so,

  . upon a request by America Online, fails to publicly reaffirm its approval and recommendation of the merger and the merger agreement, or resolves or announces its intention to fail to do so,

  . takes any action prohibited by the covenant, described under "Solicitation of Other Proposals Involving MapQuest" below, or enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an extraordinary transaction of the nature specified in the merger agreement involving MapQuest and a party other than America Online, such as a merger, other business combination, issuance or acquisition of 20% or more of the outstanding voting capital stock of MapQuest or a sale of a significant portion of MapQuest's assets, including its intellectual property, or resolves or announces its intention to do so, or

  . materially breaches the stock option agreement (described under "MapQuest Has Entered into a Stock Option Agreement with America Online" below and attached as Annex B).

   America Online may also terminate the merger agreement if:

  . a third party acquires 20% or more of the outstanding shares of capital stock or other equity interests of MapQuest, or

  . there occurs a material breach of any representation, warranty, covenant or agreement contained in the stockholders agreement (described under "Some MapQuest Stockholders Have Entered into a Stockholders Agreement" below and attached as Annex C) by any of the stockholders of MapQuest who are parties to the stockholders agreement that would reasonably be expected to have a material adverse effect on or materially impede the ability of the parties to consummate the merger as contemplated by the merger agreement.

  Payment of Termination Fee and Expenses (see page   )

   MapQuest has agreed to pay America Online a termination fee of $34.6 million if the merger agreement is terminated by America Online because of any of the following circumstances:

  . the MapQuest stockholders do not adopt the merger agreement at the special meeting,

  . MapQuest's board of directors takes any of the actions described in the fifth paragraph under "Termination of the Merger Agreement" above,

  . a third party acquires beneficial ownership of 20% or more of the outstanding shares of capital stock or other equity interests of MapQuest,

  . any of the stockholders of MapQuest who are parties to the stockholders agreement materially breach any representation, warranty, covenant or agreement contained in the stockholders agreement in a manner that would reasonably be expected to have a material adverse effect on or materially impede the ability of the parties to consummate the merger, or

  . MapQuest willfully and materially breaches any covenant or agreement contained in the merger agreement.

   In addition, if the merger agreement is terminated in circumstances in which the termination fee described above becomes payable or because MapQuest materially breaches the merger agreement and such breach is not cured by MapQuest within 30 days, MapQuest has agreed to pay America Online up to $2.5 million of fees and expenses actually incurred by America Online in connection with the merger agreement and the merger.

  Solicitation of Other Proposals Involving MapQuest (see page   )

   Until the merger is completed or the merger agreement is terminated, MapQuest has agreed not to directly or indirectly take any of the following actions:

  . solicit, facilitate, initiate, entertain or encourage, or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communications or the making of any proposal or offer for any extraordinary transaction involving MapQuest and a party other than America Online of the nature specified in the merger agreement, such as a merger, other business combination, issuance or acquisition of 20% or more of the outstanding voting capital stock of MapQuest or a sale of any significant portion of MapQuest's business or assets, including its intellectual property, or

  . with respect to any person, entity or group that is pursuing such an extraordinary transaction, participate or engage in any discussions or negotiation with, or provide any information relating to MapQuest or take any other action with the intent to facilitate the efforts of, any person, entity or group concerning any such proposal or offer.

   However, MapQuest may participate or engage in discussions or negotiations or furnish information with respect to MapQuest if all of the following occur:

  . the third party has submitted to MapQuest's board of directors an unsolicited, bona fide written proposal regarding an extraordinary transaction of the nature specified in the merger agreement,

  . MapQuest has not violated its covenants regarding extraordinary transactions described above,

  . MapQuest's board of directors determines in its good faith judgment, after consultation with outside counsel, that taking such action is required to satisfy the MapQuest board's fiduciary duties under applicable law, and

  . MapQuest enters into a confidentiality agreement with the third party in connection with the disclosure of information relating to MapQuest and provides America Online with prior written notice of any action it takes.

   In addition, until the merger is completed or the merger agreement is terminated, the board of directors of MapQuest has agreed not to take any of the following actions:

  . approve or recommend, or propose to approve or recommend, any proposal regarding an extraordinary transaction of the nature specified in the merger agreement, other than the merger,

  . withdraw or modify or propose to withdraw or modify in a manner adverse to America Online its approval or recommendation of the merger, the merger agreement or the transactions contemplated by the merger agreement,

  . upon a request by America Online to reaffirm its approval or recommendation of the merger, fail to do so within two business days after such request is made,

  . approve, enter, or permit or cause MapQuest to enter, into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any proposal regarding an extraordinary transaction of the nature specified in the merger agreement, or

  .  resolve or announce its intention to do any of the foregoing.

   However, if prior to the MapQuest stockholders' meeting the board of directors of MapQuest receives a proposal to effect a merger, consolidation or sale of all or substantially all of the assets or capital stock of MapQuest which is on terms which the MapQuest board of directors determines in good faith (based on the written opinion of its financial advisor that the consideration provided in such proposal likely exceeds the value of the consideration provided for in the merger), to be more favorable to MapQuest's stockholders than the merger (or any revised proposal made by America Online), the MapQuest board of directors may take any of the following actions, if after consultation with outside counsel, the MapQuest board of directors determines in good faith that taking such action is required to satisfy the fiduciary duties of the MapQuest board under applicable law:

  . withdraw or modify, or propose to withdraw or modify, in a manner adverse to America Online, its approval or recommendation of the merger or the merger agreement,

  . fail to reaffirm its approval or recommendation of the merger or the merger agreement after a request by America Online to do so, or

  .  resolve or announce its intention to take any of the foregoing actions.

  MapQuest Has Entered into a Stock Option Agreement with America Online (see
  page   and Annex B)

   MapQuest entered into a stock option agreement with America Online, which grants America Online the option to buy up to 3,571,661 shares of MapQuest common stock, which represents approximately 10.0% of the shares and approximately 10.0% of the voting power of MapQuest common stock outstanding on December 21, 1999 or approximately 9.1% of the shares and approximately 9.1% of the voting power of the shares after issuance of the shares of MapQuest common stock subject to the option. The exercise price of the option is $27.00 per share. America Online's maximum profit under the stock option agreement is $34.6 million, less any termination fee paid by MapQuest under the merger agreement.

   America Online requested MapQuest to grant the option as a prerequisite to entering into the merger agreement. The option may discourage third parties who are interested in acquiring a significant stake in MapQuest and is intended by America Online to increase the likelihood that the merger will be completed.

   The option is not currently exercisable and America Online may only exercise the option if the merger agreement is terminated under circumstances in which the termination fee is payable (as described under "Payment of Termination Fees
and Expenses" on page   ). If the merger agreement is terminated under
circumstances in which the termination fee could not become payable, the option will terminate and America Online may not exercise it.

   You are urged to read the stock option agreement in its entirety.

  Some MapQuest Stockholders Have Entered into a Stockholders Agreement (see
  page   and Annex C)

   Certain MapQuest stockholders have entered into a stockholders agreement with America Online. The stockholders agreement requires these MapQuest stockholders to vote all shares of MapQuest common stock beneficially owned by them in favor of the adoption of the merger agreement. These MapQuest stockholders were not paid additional consideration in connection with the stockholders agreement.

   The MapQuest stockholders who entered into the stockholders agreement
collectively held approximately   . % of the outstanding MapQuest common stock
on the record date.

   You are urged to read the stockholders agreement in its entirety.

  America Online, Digital City, Inc., a Subsidiary of America Online, and
  MapQuest Have Entered into a Distribution Agreement (see page    )

   America Online, Digital City and MapQuest entered into a distribution agreement simultaneously with the merger agreement under which MapQuest will provide America Online and Digital City the use and license of its mapping and routing data and services for use over the AOL network and with the Digital City service. The distribution agreement became effective on December 21, 1999. America Online will pay MapQuest an annual fee based on the amount of revenue generated as a result of the use of MapQuest's products and services. The agreement has a term of five years with America Online having the right to extend the term for up to three additional years except that, with respect to specific services that MapQuest is to provide to Digital City, the agreement will expire on March 31, 2001. The parties' obligations and rights under the distribution agreement are independent of their rights and obligations under the merger agreement or the other agreements related to the merger and will remain in effect notwithstanding any termination or amendment of the merger agreement or the other agreements related to the merger.

  Interests of Certain Persons in the Merger (see page   )

   When considering the recommendation of MapQuest's board of directors, you should be aware that certain MapQuest directors and officers have interests in the merger that are different from, or are in addition to, yours.

   In particular, the three executive officers of MapQuest have signed letters which contain offers of employment from America Online that will become effective upon the completion of the merger. These officers are identified under "Interests of Certain MapQuest Directors and Officers in the Merger" on
page   . In addition, all unvested stock options granted under MapQuest's 1995
Stock Option Plan, including options granted to the executive officers of MapQuest, vested upon the announcement of the merger in accordance with existing plan provisions.

   On the record date, directors and executive officers of MapQuest and their
affiliates beneficially owned approximately   . % of the outstanding shares of
MapQuest common stock, which constituted   . % of the voting power of the
outstanding MapQuest common stock. Furthermore, certain MapQuest executive officers have signed, in their capacity as stockholders, a stockholders agreement in which they have agreed to vote their shares in favor of adopting the merger agreement.

  U.S. Federal Income Tax Consequences of the Merger (see page   )

   We have structured the merger so that, in general, America Online, MapQuest and their respective stockholders will not recognize gain or loss for United States federal income tax purposes in the merger, except with respect to cash received by MapQuest stockholders instead of fractional shares. It is a waivable condition to the merger that we receive legal opinions to this effect.

  Accounting Treatment of the Merger (see page   )

   We intend to account for the merger as a pooling-of-interests business combination. It is a condition to completion of the merger that America Online be advised in writing by Ernst & Young LLP that they concur with America Online's conclusion that the merger can properly be accounted for as a pooling-of-interests business combination. Although this condition may be waived by America Online, it is unlikely that America Online would waive this condition. Under the pooling-of-interests method of accounting, each of our historical recorded assets and liabilities will be carried forward to the combined company at their recorded amounts.

  Antitrust Approval Required to Complete the Merger (see page   )

   The merger is subject to antitrust laws. We have made the required filings with the Department of Justice and the Federal Trade Commission. We are examining whether we have any filing obligations with foreign regulatory agencies, and we will make any required filings. We are not permitted to complete the merger until the applicable waiting periods have expired or been terminated. The applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act will expire on February 28, 2000, unless a request for additional information is received from the Department of Justice or the Federal Trade Commission. The Department of Justice or the Federal Trade Commission and any state antitrust authority may challenge the merger at any time before its completion.

  Restrictions on the Ability to Sell America Online Stock (see page   )

   All shares of America Online common stock received by you in connection with the merger will be freely transferable unless you are considered an "affiliate" of either of us under the Securities Act of 1933, as amended. Shares of America Online common stock held by our affiliates may only be sold pursuant to a registration statement or exemption under the Securities Act.

  You Do Not Have Appraisal Rights (see page   )

   Under Delaware law, you are not entitled to appraisal rights in the merger.

  Where You Can Find More Information (see page   )

   If you have any questions about the merger, please call MapQuest Investor Relations at (717) 285-8701. You may also call America Online Investor Relations at (703) 265-2741.

  Forward Looking Statements in this Proxy Statement/Prospectus (see page   )

   This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 with respect to America Online's and MapQuest's financial condition, results of operations and business and on the expected impact of the merger on America Online's financial performance and business. Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe," "seek," and similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward looking statements.

   In evaluating the merger, you should carefully consider the discussion of risks and uncertainties in the section entitled "Risk Factors" beginning on
page   .

Selected Historical and Pro Forma Financial Data

   The following tables present (1) selected historical financial data of America Online, (2) selected unaudited pro forma consolidated financial data giving effect to America Online's pending merger with Time Warner and (3) selected historical financial data of MapQuest. Because the operating results of MapQuest are not material to America Online's operating results, pro forma consolidated financial statements for the merger are not presented.

                                 AMERICA ONLINE

                       Selected Historical Financial Data

   The selected historical financial data of America Online have been derived from the audited historical consolidated financial statements and related notes of America Online for each of the years in the five-year period ended June 30, 1999 and the unaudited consolidated financial statements for the three months ended September 30, 1999 and 1998 and have been adjusted to reflect the two-for-one common stock split in November 1999. The historical data are only a summary, and you should read them in conjunction with the historical financial statements and related notes contained in the annual and quarterly reports for America Online, which have been incorporated by reference in this proxy statement/prospectus.

                            Three Months
                               Ended
                           September 30,         Year Ended June 30,
                           -------------- ------------------------------------
                            1999    1998   1999   1998    1997    1996   1995
                           ------- ------ ------ ------  ------  ------ ------
                                   (millions, except per share data)
Statement of Operations
 Data:
 Total revenues........... $ 1,467 $  999 $4,777 $3,091  $2,197  $1,323  $ 425
 Business segment
  operating income (loss)
  (1).....................     286     91    529    (63)   (446)     86    (34)
 Interest and other, net..      37      5    638     30      10       5      3
 Net income (loss)........     184     76    762    (74)   (485)     35    (55)
 Net income (loss) per
  share
  Basic................... $  0.08 $ 0.04 $ 0.37 $(0.04) $(0.29) $ 0.02 $(0.05)
  Diluted................. $  0.07 $ 0.03 $ 0.30 $(0.04) $(0.29) $ 0.02 $(0.05)
 Average common shares
  Basic...................   2,221  1,993  2,081  1,850   1,676   1,501  1,175
  Diluted.................   2,575  2,398  2,555  1,850   1,676   1,889  1,175

--------
(1) Business segment operating income (loss) reflects income (loss) from operations adjusted to exclude corporate related expenses.

                                      As of              As of June 30,
                                  September 30, --------------------------------
                                      1999       1999   1998   1997   1996  1995
                                  ------------- ------ ------ ------ ------ ----
                                                    (millions)
Balance Sheet Data:
 Cash and equivalents............    $1,330     $  887 $  677 $  191 $  177 $ 63
 Total assets....................     6,502      5,348  2,874  1,501  1,271  459
 Debt due within one year........        18          6      2      2      3    3
 Long-term debt..................       346        358    372     52     22   21
 Stockholders' equity............     3,849      3,033    996    610    707  242

   Significant Events Affecting America Online's Operating Trends. The comparability of America Online's operating results is affected by a number of significant and nonrecurring items recognized in some periods. In fiscal 1999, America Online incurred special charges of $95 million related to mergers and a restructuring, $25 million in transition costs and a net gain of $567 million related to the sale of investments in Excite, Inc. In fiscal 1998, America Online incurred special charges of $94 million for acquired in-process research and development, $17 million related to settlements and $75 million related to a merger and restructuring. In fiscal 1997, America Online incurred special charges of $385 million related to the write-off of previously capitalized deferred subscriber acquisition costs, $49 million related to a restructuring, $24 million for contract terminations, $24 million for a legal settlement and $9 million related to acquired in-process research and development. In fiscal 1996, America Online incurred special charges of $17 million for acquired in-process research and development, $8 million in merger related costs and $8 million for the settlement of a class action lawsuit. In fiscal 1995, America Online incurred special charges of $2 million for merger related costs and $50 million for acquired in-process research and development.

   To assess meaningfully underlying operating trends from period to period, America Online's management believes that the results of operations for each period should be analyzed after excluding the effects of these significant nonrecurring items. The following summary adjusts America Online's historical operating results to exclude the impact of these unusual items. However, unusual items may occur in any period. Accordingly, investors and other financial statement users should consider the types of events and transactions for which adjustments have been made.

                                         Three Months
                                             Ended
                                         September 30,   Year Ended June 30,
                                         ------------- ------------------------
                                          1999   1998  1999 1998 1997 1996 1995
                                         ------ ------ ---- ---- ---- ---- ----
                                                       (millions)
Business segment operating income......  $  286 $   91 $649 $123 $45  $111 $18
Earnings before interest, taxes,
 depreciation and amortization (EBITDA)
 (1)...................................     342    134  866  265  95   131  22

--------
(1) EBITDA is defined as net income plus: (a) provision/(benefit) for income taxes, (b) interest, (c) depreciation and amortization and (d) special items. For the fiscal years ended on or before June 30, 1997, EBITDA does not add back the amortization of subscriber acquisition costs. America Online considers EBITDA to be an important indicator of the operational strength and performance of its business, including its ability to provide cash flows to service its debt and fund capital expenditures. EBITDA, however, should not be considered an alternative to operating or net income as an indicator of America Online's performance, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, EBITDA, as defined in this proxy statement/prospectus, may not be comparable to similarly titled measures reported by other companies.

                                AOL TIME WARNER

            Selected Unaudited Pro Forma Consolidated Financial Data

   The selected unaudited pro forma consolidated financial data of AOL Time Warner, the resulting company from America Online's proposed merger with Time Warner, have been derived from the unaudited pro forma consolidated financial statements incorporated by reference in this proxy statement/prospectus. Because America Online and Time Warner have different fiscal years, and the combined company will adopt the calendar year-end of Time Warner, pro forma operating results are presented on two different bases: (1) a June 30th fiscal-year basis, which is consistent with America Online's historical fiscal year-end and (2) a December 31st calendar-year basis, which is consistent with both Time Warner's historical fiscal year-end and that of AOL Time Warner going forward. We believe that it is meaningful to present pro forma financial information based on the calendar year-end of the combined company to facilitate an analysis of the pro forma effects of the merger between America Online and Time Warner.

                                              Year
                               Three  Months  Ended    Nine Months      Year
                                   Ended      June        Ended        Ended
                               September 30,   30,    September 30, December 31,
                                   1999       1999        1998          1998
                               ------------- -------  ------------- ------------
                                     (millions, except per share amounts)
Statement of Operations Data:
  Revenues...................     $8,190     $31,259     $23,442      $30,091
  Amortization of goodwill
   and other intangible
   assets....................     (2,115)     (8,457)     (6,326)      (8,480)
  Business segment operating
   loss(1)...................       (203)     (2,142)       (812)      (3,799)
  Interest and other, net....       (453)     (1,479)       (733)      (2,081)
  Loss before extraordinary
   item......................       (831)     (3,959)     (2,320)      (5,294)
  Loss before extraordinary
   item per basic
   and diluted share.........     $(0.20)    $ (1.11)    $ (0.58)     $ (1.56)
  Average common shares......      4,154       3,928       4,057        3,744
  EBITDA(1)(2) ..............      2,293       7,778       6,606        6,180


(1) EBITDA consists of business segment operating income (loss) before depreciation and amortization. AOL Time Warner considers EBITDA to be an important indicator of the operational strength and performance of its businesses, including the ability to provide cash flows to service debt and fund capital expenditures. EBITDA, however, should not be considered an alternative to operating or net income as an indicator of the performance of AOL Time Warner, or as an alternative to cash flows from operating activities as a measure of liquidity, in each case determined in accordance with generally accepted accounting principles. In addition, this definition of EBITDA may not be comparable to similarly titled measures reported by other companies.

(2) EBITDA includes a number of significant and nonrecurring items. The aggregate effect of those items for each period, as well as the adjusted
     EBITDA excluding such amounts, is as follows:

 Increase (decrease) in
  EBITDA.....................     $  477     $   890     $ 1,345      $   (39)
                                  ======     =======     =======      =======
 Adjusted EBITDA.............     $1,816     $ 6,888     $ 5,261      $ 6,219
                                  ======     =======     =======      =======


   See "Selected Historical Financial Data" elsewhere herein for further reference.

                                                                   September 30,
                                                                       1999
                                                                   -------------
                                                                    (millions)
Balance Sheet Data:
  Cash and equivalents............................................   $  1,975
  Total assets....................................................    230,399
  Long-term debt and other obligations(3).........................     19,963
  Shareholders' equity............................................    152,824

--------
(3) Includes $1.230 billion of borrowings against future stock option proceeds and $575 million of mandatorily redeemable preferred securities of subsidiaries.

                               MAPQUEST.COM, INC.

                       Selected Historical Financial Data

   The selected historical financial data of MapQuest have been derived from the audited historical consolidated financial statements and notes thereto of MapQuest for each of the years in the four-year period ended December 31, 1998 and the unaudited consolidated financial statements for the year ended
December 31, 1994 and the nine months ended September 30, 1999 and 1998. MapQuest was not an independent entity until October 31, 1994, and as there was no common stock outstanding from October 31, 1994 to December 31, 1994, basic and diluted earnings (loss) per share amounts for MapQuest are not presented for 1994. The historical information of MapQuest is only a summary and you should read it in conjunction with MapQuest's financial statements and related notes and MapQuest's Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included in this proxy statement/prospectus.

                           Nine Months
                              Ended
                          September 30,             Year Ended December 31,
                         -----------------  ------------------------------------------
                           1999     1998     1998     1997     1996     1995    1994
                         --------  -------  -------  -------  -------  ------- -------
                                    (thousands, except per share data)
Statement of Operations
 Data:
  Total revenues........ $ 23,393  $17,847  $24,717  $21,416  $19,577  $14,077 $10,469
  Income (loss) from
   operations...........  (11,812)  (2,360)  (3,453)  (8,002)  (1,719)      15  (4,286)
  Net income (loss).....  (10,588)  (2,081)  (3,155)  (7,599)  (1,276)     524  (4,190)
  Net income (loss) per
   share--basic.........    (0.60)   (8.75)  (12.09)  (64.43)   (8.84)    0.79     --
  Net income (loss) per
   share--diluted.......    (0.60)   (8.75)  (12.09)  (64.43)   (8.84)     --      --

                              As of              As of December 31,
                          September 30, ---------------------------------------
                              1999       1998     1997     1996    1995   1994
                          ------------- -------  -------  ------  ------ ------
                                             (thousands)
Balance Sheet Data:
  Total assets...........    $66,681    $11,450  $13,221  $9,526  $9,601 $9,169
  Total debt.............          5         48      100     --      --     --
  Stockholders' equity
   (deficit).............     57,195    (19,768) (16,237) (1,553)    213     89

Unaudited Comparative Per Share Information

   We have summarized below the per share information for America Online and MapQuest on a historical basis and equivalent basis. The "MapQuest Per Share Equivalents" below are calculated by multiplying the America Online per share amounts by 0.31558, the exchange ratio to be used in the merger.

                                    As of and for
                                      the Three
                                       Months           As of and for
                                        Ended      the Year Ended June 30,
                                    September 30, ---------------------------
                                        1999        1999      1998     1997
                                    ------------- --------  --------  -------
   America Online--Historical:
   Net income (loss) per common
    share..........................    $ 0.07     $   0.30  $  (0.04) $ (0.29)
   Cash dividends declared per
    common share...................       --           --        --       --
   Book value per common share.....      1.72         1.38       --       --
                                    As of and for
                                      the Nine          As of and for
                                       Months      the Year Ended December
                                        Ended                31,
                                    September 30, ---------------------------
                                        1999        1998      1997     1996
                                    ------------- --------  --------  -------
   MapQuest--Historical:
   Net loss per common share.......    $(0.60)    $ (12.09) $ (64.43) $ (8.84)
   Cash dividends declared per
    common share...................       --           --        --       --
   Book value per common share.....      1.70       (58.82)      --       --
                                    As of and for
                                      the Three         As of and for
                                    Months Ended   the Year Ended June 30,
                                    September 30, ---------------------------
                                        1999        1999      1998     1997
                                    ------------- --------  --------  -------
   MapQuest Per Share Equivalents:
   Net income (loss) per common
    share..........................    $ 0.02     $   0.09  $  (0.01) $ (0.09)
   Cash dividends declared per
    common share...................       --           --        --       --
   Book value per common share.....      0.54         0.44       --       --

Comparative Per Share Market Price Data

   America Online common stock is traded on the New York Stock Exchange under the symbol "AOL," and MapQuest common stock is traded on the Nasdaq National Market under the symbol "MQST."

   The following table sets forth the closing prices per share of MapQuest common stock as reported on the Nasdaq National Market and the closing prices per share of America Online common stock as reported on the New York Stock Exchange on (1) December 21, 1999, the last full trading day before the public announcement that America Online and MapQuest had entered into the merger
agreement and (2)          , 2000, the last full trading day for which closing
prices were available at the time of the printing of this proxy statement/prospectus.

   The following table also sets forth, in the column titled "Equivalent Per Share Price," the value you would have received for each share of MapQuest common stock you own, if the merger had been completed and you had exchanged your shares of MapQuest common stock for shares of America Online common stock, on the dates listed. The value was calculated by multiplying the exchange ratio by the closing price of America Online common stock on the dates listed below.

                                                                      Equivalent
                                            MapQuest   America Online Per Share
                                          Common Stock  Common Stock    Price
                                          ------------ -------------- ----------
   December 21, 1999.....................   $32.500       $86.688      $27.357
              , 2000.....................   $             $            $

   Because the market price of America Online common stock may increase or decrease before the completion of the merger, you are urged to obtain current market quotations.

                                  RISK FACTORS

   In addition to the other information contained in or incorporated by reference into this joint proxy statement-prospectus, you should carefully consider the following risk factors in deciding whether to vote for adoption of the merger agreement.

The Value of the America Online Common Stock You Receive in the Merger May Vary

   Upon completion of the merger, each share of MapQuest common stock will be automatically converted into 0.31558 of a share of America Online common stock. This exchange ratio is fixed and there will be no adjustment in the event of fluctuation in the market price of either MapQuest common stock or America Online Common Stock, and neither party is permitted to "walk away" from the merger because of changes in either party's stock price. As a result, the value of the shares you receive in the merger will not be known at the time you vote on the merger and may go up or down as the market price of America Online common stock goes up or down. The specific dollar value of America Online common stock to be received by you upon completion of the merger will depend on the market value of America Online common stock at the time of completion of
the merger. As of          , 2000, the last trading date for which information
was available before the printing of this proxy statement/prospectus, the
closing price of America Online common stock was $    per share. The share
prices of both MapQuest common stock and America Online common stock are by nature subject to the general price fluctuations in the market for publicly traded equity securities and have experienced significant volatility. No prediction can be made as to the market prices of either MapQuest common stock or America Online common stock at any time before the completion of the merger or as to the market price of America Online common stock after the completion of the merger.

America Online Has Entered into a Merger Agreement with Time Warner

   America Online has entered into a merger agreement with Time Warner Inc. pursuant to which each of America Online and Time Warner would become wholly owned subsidiaries of a new parent company named AOL Time Warner. In that merger, subject to the terms and conditions of the merger agreement with Time Warner, each share of America Online common stock will be converted into one share of AOL Time Warner common stock, and each share of Time Warner common stock and series common stock will be converted into 1.5 shares of AOL Time Warner common stock and series common stock, respectively, and each share of Time Warner preferred stock will be converted into a substantially identical share of AOL Time Warner preferred stock. If both our merger and the merger with Time Warner occur, you will become a stockholder of AOL Time Warner, whose business will consist of the current businesses of America Online and Time Warner.

   The merger with Time Warner is subject to a number of conditions, and America Online expects to complete its merger with MapQuest before its merger with Time Warner. There can be no assurance that the merger with Time Warner will occur or, if it does occur, of what effect it will have on the stock price, results of operations or financial condition of America Online or AOL Time Warner. AOL Time Warner has filed a registration statement on Form S-4 relating to America Online's merger with Time Warner. You are encouraged to read that document and the documents filed by America Online with the Securities and Exchange Commission that are incorporated herein by reference.
See "Where You Can Find More Information" on page   .

MapQuest Officers and Directors Have Conflicts of Interest Relating to Their Approval and Support of the Merger

   The directors and executive officers of MapQuest have interests in the merger that are different from, or are in addition to, yours. In particular, the three executive officers of MapQuest have signed letters containing offers of employment from America Online that will become effective upon the completion of the merger. These offer letters in the aggregate contain a commitment to grant to these executive officers options to purchase a total of 400,000 shares of America Online common stock. These executive officers are identified under "Interests of Certain MapQuest Directors and Officers in the
Merger" on page   .

   The continuation of indemnification arrangements for current directors of MapQuest following completion of the merger, may influence these directors in making their recommendation that you vote in favor of the adoption of the merger agreement.

   In addition, all unvested stock options granted under MapQuest's 1995 Stock Option Plan to all executive officers and employees of MapQuest vested upon the announcement of the merger in accordance with the existing plan provisions. The number of shares of MapQuest common stock subject to unvested options held by MapQuest's executive officers that vested upon announcement of the merger totaled 972,001 on December 21, 1999. Unvested stock options outstanding under MapQuest's 1999 Stock Plan did not vest upon the announcement of the merger.

   Furthermore, certain MapQuest executive officers have signed, in their capacity as stockholders, a stockholders agreement in which they have agreed to vote their shares in favor of adopting the merger agreement.

   On the record date, directors and executive officers of MapQuest and their
affiliates beneficially owned approximately   . % of the outstanding shares of
MapQuest common stock, which constituted   . % of the voting power of
outstanding MapQuest common stock.

Parties to Contracts With MapQuest May Be Competitors of America Online Which May Impact Their Decision Whether to Renew Their Contracts with MapQuest

   MapQuest has contracts with parties which may be competitors or companies affiliated with competitors of America Online. These contracts provide for:

  . license of MapQuest software, data and services for use by Internet search and directory sites,

  . display, marketing and distribution of MapQuest mapping and routing content on Internet search and directory sites, and

  .  link from third-party networks to MapQuest's website.

   The merger of MapQuest with America Online may affect the likelihood of contract renewals or negotiation of new contracts between these parties and MapQuest. Failure of these parties to renew or enter into new agreements with MapQuest could impair America Online's ability to realize the expected benefits of the merger.

Failure to Complete the Merger Could Negatively Impact MapQuest's Stock Price and Future Business and Operations.

   If the merger is not completed for any reason, MapQuest may be subject to the following material risks:

  . MapQuest may be required to pay America Online a termination fee of $34.6 million, plus up to $2.5 million of expenses incurred by America Online,

  . the option exercisable for up to 3,571,661 shares of MapQuest common stock granted to America Online by MapQuest may become exercisable,

  . the price of MapQuest common stock may decline to the extent that the current market price of MapQuest common stock reflects a market assumption that the merger will be completed, and

  . costs related to the merger, such as legal, accounting and financial advisor fees, must be paid even if the merger is not completed.

   If the merger is terminated and MapQuest's board of directors determines to seek another merger or business combination, there can be no assurance that it will be able to find a partner willing to pay an equivalent or more attractive price than that which would be paid in the merger. In addition, while the merger agreement is in effect and subject to the limited exceptions described
on page    of this proxy
statement/prospectus, MapQuest is prohibited from soliciting, initiating, entertaining, encouraging or facilitating or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination with any party other than America Online. Furthermore, if the merger agreement is terminated and America Online exercises its option to purchase MapQuest common stock, MapQuest would not be able to account for future transactions as a pooling-of-interests.

Year 2000 Matters

   America Online utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in operating its online services and Web sites, the proprietary software of the AOL and CompuServe services, Netscape software products, member and customer services, network access, content providers, joint ventures and various administrative and billing functions.

   In 1997, America Online appointed a Year 2000 Task Force to perform an audit to assess the scope of America Online's risks and bring its applications into compliance. This Task Force has overseen testing and is continuing its assessment of America Online's company-wide compliance. America Online's system hardware components, client and host software, current versions of Netscape software products and corporate business and information systems have been tested and continue to be reviewed. To date, America Online has experienced few problems related to Year 2000 compliance, and the problems that have been identified either have been addressed or are in the process of being addressed. America Online is not aware of any remaining significant problems related to Year 2000 issues but is continuing to monitor the status of suppliers and vendors. There can be no assurance that America Online or one of the entities it does business with will not experience a Year 2000 problem that could have an effect on America Online.

   MapQuest has dedicated both internal and external resources to make the required modifications and test Year 2000 compliance. To date, MapQuest has experienced few problems related to Year 2000 compliance, and the problems that have been identified either have been addressed or are in the process of being addressed. MapQuest is not aware of any remaining significant problems related to Year 2000 issues but is continuing to monitor the status of suppliers and vendors. There can be no assurance that MapQuest or one of the entities it does business with will not experience a Year 2000 problem that could have an effect on MapQuest.

Anti-Takeover Provisions

   America Online's restated certificate of incorporation and restated by-laws contain provisions that could make it more difficult for a third party to acquire, or could discourage a third party from attempting to acquire, control of America Online. These provisions allow America Online to issue preferred stock with rights senior to those of its common stock and impose various procedural and non-procedural requirements that could make it more difficult for America Online stockholders to effect certain corporate actions.

   In addition, under America Online's stockholder rights plan, holders of America Online common stock are entitled to one preferred share purchase right for each outstanding share of common stock they hold, exercisable under certain defined circumstances involving a potential change of control, as discussed
beginning on page    of this proxy statement/prospectus. The preferred share
purchase rights have the anti-takeover effect of causing substantial dilution to a person or group that attempts to acquire America Online on terms not approved by America Online's board of directors.

   In connection with America Online's merger agreement with Time Warner, America Online granted to Time Warner an option to acquire shares of America Online common stock in certain circumstances. If the option becomes exercisable, it could restrict the ability of another person to acquire America Online in a pooling-of-interests transaction.

   The foregoing provisions could have a material adverse effect on the premium that potential acquirors might be willing to pay in an acquisition or that investors might be willing to pay in the future for shares of America Online common stock. However, in connection with America Online's merger with Time Warner, AOL Time Warner will not have many of these anti-takeover provisions.

                  THE SPECIAL MEETING OF MAPQUEST STOCKHOLDERS

Proxy Statement/Prospectus

   This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by MapQuest's board of directors in connection with our proposed merger.

   This proxy statement/prospectus is first being furnished to stockholders of
MapQuest on or about          , 2000.

Date, Time and Place of the Special Meeting

   The special meeting of stockholders of MapQuest is scheduled to be held as follows:

           , 2000

        :  .m., local time
       [location]

Purpose of the Special Meeting

   The special meeting is being held so that stockholders of MapQuest may consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of December 21, 1999, by and among America Online, MQ Acquisition, Inc., a wholly owned subsidiary of America Online, and MapQuest, and to transact any other business that properly comes before the special meeting or any adjournment. Adoption of the merger agreement will also constitute approval of the merger and the other transactions contemplated by the merger agreement.

   If the stockholders of MapQuest adopt the merger agreement, MQ Acquisition will merge with and into MapQuest, and MapQuest will survive the merger as a wholly owned subsidiary of America Online. You will receive 0.31558 of a share of America Online common stock for each share of MapQuest common stock you hold.

Stockholder Record Date for the Special Meeting

   MapQuest's board of directors has fixed the close of business on          ,
2000 as the record date for determination of MapQuest stockholders entitled to notice of and to vote at the special meeting. On the record date, there were shares of MapQuest common stock outstanding, held by approximately holders of record.

Majority Vote of MapQuest Stockholders Required for Adoption of the Merger Agreement

   A majority of the outstanding voting power of the shares of MapQuest common stock entitled to vote at the special meeting must be represented, either in person or by proxy, to constitute a quorum at the special meeting. The affirmative vote of the holders of at least a majority of the aggregate voting power of MapQuest's common stock outstanding and entitled to vote at the special meeting is required to adopt the merger agreement. You are entitled to one vote for each share of MapQuest common stock held by you on the record date on each proposal to be presented to stockholders at the special meeting.

   The MapQuest stockholders who are parties to the stockholders agreement, which includes certain MapQuest executive officers, in their capacity as stockholders, with America Online have agreed, subject to the terms and conditions of the stockholders agreement, to vote their shares of MapQuest common stock in favor of the adoption of the merger agreement. As of the record
date, these stockholders held approximately            shares of MapQuest
common stock. These share numbers represented approximately   . % of the
outstanding shares of MapQuest common stock and approximately   . % of the
voting power of the outstanding shares of MapQuest Common Stock entitled to vote as of the record date at the special meeting.

   On the record date for the special meeting, directors and executive officers of MapQuest and their affiliates beneficially owned approximately shares of MapQuest common stock. These share numbers represented approximately
  . % of all outstanding shares of MapQuest common stock and approximately
  . % of the voting power of the outstanding shares of MapQuest common stock entitled to vote as of the record date at the special meeting.

Proxies

   All shares of MapQuest common stock represented by properly executed proxies received before or at the special meeting will, unless the proxies are revoked, be voted in accordance with the instructions indicated thereon. If no instructions are indicated on a properly executed proxy, the shares will be voted FOR adoption of the merger agreement. You are urged to mark the box on the proxy to indicate how to vote your shares.

   If a properly executed proxy is returned and the stockholder has abstained from voting on adoption of the merger agreement, the MapQuest common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum, but will not be considered to have been voted in favor of adoption of the merger agreement. If your shares are held in an account at a brokerage firm or bank, you must instruct it on how to vote your shares. If an executed proxy card is returned by a broker holding shares in the name of a brokerage firm or bank, which indicates that the broker or bank does not have discretionary authority to vote on adoption of the merger agreement, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be considered to have been voted in favor of adoption of the merger agreement. Your broker or bank will vote your shares only if you provide instructions on how to vote by following the information provided to you by your broker or bank.

   Because adoption of the merger agreement requires the affirmative vote of at least a majority of the voting power of MapQuest's common stock outstanding on the record date, abstentions, failures to vote and broker non-votes will have the same effect as a vote against adoption of the merger agreement.

   MapQuest does not expect that any matter other than adoption of the merger agreement will be brought before the special meeting. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters, unless authority to do so is withheld in the proxy.

   You may revoke your proxy at any time before it is voted by:

  . notifying in writing the Secretary of MapQuest at 3710 Hempland Road, Mountville, PA 17554,

  .  granting a subsequent proxy, or

  .  appearing in person and voting at the special meeting.

  . if you voted electronically through the Internet or by telephone, changing your vote by voting again at a later date, using the same procedures.

Attendance at the special meeting will not in and of itself constitute the revocation of a proxy.

   America Online and MapQuest will equally share the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. MapQuest will request banks, brokers and other intermediaries holding shares beneficially owned by others to send this proxy statement/prospectus to and obtain proxies from the beneficial owners and will reimburse the holders for their reasonable expenses in so doing.

   You should not send in any stock certificates with your proxies. A transmittal form with instructions for the surrender of stock certificates for MapQuest common stock will be mailed to you as soon as practicable after completion of the merger.

Voting Electronically or by Telephone

   Instead of submitting your vote by mail on the enclosed proxy card, many stockholders may vote electronically by submitting their proxy through the Internet or by telephone. Please note that there are separate arrangements for using the Internet and telephone depending on whether your shares are registered in MapQuest's stock records in your name or in the name of a brokerage firm or bank. You should check your proxy card or voting instructions forwarded by your broker, bank or other holder of record to see which options are available.

   The Internet and telephone procedures for submitting your proxy or voting instructions are designed to authenticate stockholders' identities, to allow stockholders to have their shares voted and to confirm that their instructions have been properly recorded. MapQuest has been advised by counsel that the procedures that have been put in place are consistent with the requirements of applicable law. Stockholders submitting proxies or voting instructions via the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that would be borne by the stockholder.

   You should not send in any stock certificates with your proxy card. A transmittal letter with instructions for the surrender of stock certificates will be mailed to you as soon as practicable after completion of the merger.

                                   THE MERGER

   This section of the proxy statement/prospectus describes material aspects of the proposed merger, including the merger agreement, the stock option agreement and the stockholders agreement. While we believe that the description covers the material terms of the merger, this summary may not contain all of the information that is important to you. You should read this entire proxy statement/prospectus and the other documents we refer to carefully for a more complete understanding of the merger. In addition, we incorporate important business and financial information about America Online into this proxy statement/prospectus by reference. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions in the section entitled "Where You Can Find More Information"
on page    of this proxy statement/prospectus.

Background of the Merger

   America Online and MapQuest have been familiar with each other's business for several years. In November 1997, Digital City, Inc., a subsidiary of America Online, and MapQuest entered into an agreement under which MapQuest was paid by Digital City to provide mapping and routing information and services to Digital City. One year later, that agreement was terminated. In April 1999, Digital City and MapQuest entered into another agreement under which MapQuest was paid by Digital City to provide mapping and routing information and services to Digital City.

   In early September 1999, Michael J. Mulligan, Chief Executive Officer of MapQuest, met with Paul DeBenedictis, President of Digital City, at America Online's offices to discuss the merits of a possible strategic relationship between America Online and MapQuest, including among other things, a possible combination of the two companies.

   On September 10, 1999, Mr. Mulligan, James W. Thomas, Chief Financial Officer of MapQuest, and William Muenster, Senior Vice President of Development and Production of MapQuest, met with Mr. DeBenedictis, Fred Singer, Senior Vice President, Interactive Properties, of America Online, and Jim Davidson, Vice President, Technology, of Digital City, at MapQuest's Denver offices to conduct further discussions regarding a possible business combination of America Online and MapQuest.

   On September 20, 1999, Mr. Mulligan, Mr. Thomas, Mr. Muenster and other members of MapQuest's management met at MapQuest's offices with Mr. DeBenedictis, Mr. Singer, Mr. Davidson, Ron Grant, Vice President, Business Affairs, of America Online, and Steve Chien, Director, Business Development and Strategy, of Digital City, to begin a due diligence investigation of MapQuest.

   On October 5, 1999, MapQuest and America Online entered into a Confidentiality and Non-Disclosure Agreement in which the parties agreed to keep confidential any information received in the course of conducting their respective due diligence investigation and negotiating the proposed transaction. On that day and again on October 20, 1999, Mr. Mulligan met with Mr. DeBenedictis and Donn Davis, Chief Operating Officer, Interactive Properties, of America Online, to continue discussions regarding a possible business combination of America Online and MapQuest.

   From October 5, 1999 through the date of the execution of the merger agreement, America Online and its financial and legal advisors conducted due diligence on MapQuest, and MapQuest and its financial advisors periodically conducted financial due diligence on America Online.

   On October 22, 1999, the MapQuest board conducted a conference call to obtain a status report with respect to the negotiation process with America Online. MapQuest's management was instructed by the board to continue discussions with all interested parties about a potential business combination transaction and to commence price range discussions with America Online. After the board conference call, Mr. Mulligan had discussions with representatives from Robertson Stephens regarding that firm's possible role as MapQuest's investment banker in a potential business combination. Robertson Stephens had been the co-manager of MapQuest's initial public offering in May 1999 and had subsequently been engaged by MapQuest to seek out strategic acquisition opportunities for MapQuest.

   On October 26, 1999, Mr. Mulligan and Mr. Thomas conducted an exploratory meeting with the chief executive officer of another company to discuss a possible business combination with MapQuest. This meeting did not result in a formal offer for a business combination.

   On October 27, 1999, the MapQuest board met in New York to discuss a possible business combination with America Online. This meeting was also attended by representatives of Mayer, Brown & Platt and Robertson Stephens. The MapQuest board received a briefing by Robertson Stephens with respect to financial and stock market information about America Online and other potential merger parties. The MapQuest board instructed MapQuest management to continue to investigate and identify, through Robertson Stephens, other possible transactions and other potential proposals. The MapQuest board asked Robertson Stephens to conduct further inquiries and contact additional third parties. At that board meeting, the MapQuest board also authorized MapQuest management, pending the results of Robertson Stephens' inquiries into other possible transactions or proposals, to enter into a non-solicitation agreement with America Online.

   On November 1, 1999, Mr. Mulligan, Daniel Nova, a director of MapQuest, and representatives of Robertson Stephens met with David Colburn, President, Business Affairs, Mr. Davis, Lynda Clarizio, Vice President, Business Affairs, and Michael McGowan, Vice President and Associate General Counsel, of America Online to discuss exchange ratios and other principal terms of a possible business combination, and similar discussions continued telephonically through November 5, 1999.

   On November 5, 1999, at the request of America Online, MapQuest signed a non-solicitation agreement with America Online, in which MapQuest agreed not to solicit or engage in any discussions or negotiations with any other third party regarding a potential business combination or acquisition involving MapQuest prior to November 18, 1999. At that time, MapQuest was satisfied that a transaction with America Online would be in its stockholders' best interests and determined to pursue a transaction exclusively with America Online for a two week period.

   From November 5, 1999 through November 12, 1999, members of management of America Online and MapQuest, along with their respective legal and financial advisors, met in New York and telephonically to continue to conduct due diligence and negotiate the terms of the proposed merger between MapQuest and America Online and the related agreements. During that time, the parties negotiated the principal terms of the agreements and other related documents, including the exchange ratio, restrictions on MapQuest's ability to pursue alternative transactions, representations and warranties, covenants, termination provisions and conditions to the closing of the merger.

   On November 9, 1999 and on November 22, 1999, the MapQuest board met telephonically to obtain an update on the status of the negotiation process with America Online.

   From November 23, 1999 through December 3, 1999, America Online continued to conduct due diligence with respect to MapQuest, including participating with MapQuest in discussions with certain suppliers regarding their contractual arrangements with MapQuest, and continued to negotiate the terms of the merger agreement and related agreements.

   On December 15, 1999 and December 16, 1999, the MapQuest board met telephonically to obtain an update with respect to the status of the negotiation process with America Online and to discuss possible transactions with other third parties.

   From December 15, 1999 through December 21, 1999, members of management of America Online and MapQuest, along with their respective legal and financial advisors, resumed negotiation of the terms of the proposed merger and the related agreements. During that time, the parties continued to negotiate the principal terms of the agreements and other related documents, including the exchange ratio, restrictions on MapQuest's ability to pursue alternative transactions, representations and warranties, covenants, termination provisions and conditions to the closing of the merger.

   On the afternoon of December 21, 1999, the MapQuest board of directors held a telephonic meeting to consider the terms of the proposed transaction with America Online. At this meeting, members of management of MapQuest discussed the results of the negotiations with America Online and the terms of the proposed merger, including status and timing of the transaction, pricing and valuation of the proposed merger, strategic and business opportunities with America Online, pros and cons of the merger, market changes since MapQuest's initial public offering in May of 1999 and a review of MapQuest's financial performance and prospects; representatives of Robertson Stephens reviewed and discussed the alternative transactions investigated by Robertson Stephens at the direction of the board of directors, presented an analysis of the financial terms of the proposed merger and delivered its oral opinion, subsequently confirmed in writing as of December 21, 1999, as to the fairness of the exchange ratio, from a financial point of view as of such date, to the holders of MapQuest common stock; and representatives of Mayer, Brown & Platt outlined the terms of the proposed merger agreement, including restrictions on MapQuest's ability to pursue alternative transactions, closing conditions and termination provisions, the stock option agreement, the stockholders agreement, the distribution agreement and the other related documents. Following these presentations and the related discussions by the MapQuest board, the entire MapQuest board unanimously concluded that the merger was in the best interests of MapQuest and MapQuest's stockholders, declared the merger advisable, unanimously approved the proposed terms of the merger and the merger agreement in substantially the form presented, and authorized MapQuest's officers to complete the negotiation and execution of the merger agreement and resolved to recommend that MapQuest stockholders vote to adopt the merger agreement.

   Following the meeting of the MapQuest board of directors, the board of directors of America Online held a meeting to review and consider the merger, the merger agreement and the related transactions. Management of America Online made a presentation to its board concerning the business, financial condition and prospects of MapQuest and the terms of the merger agreement, the stock option agreement, the stockholders agreement, the distribution agreement and the other agreements to be executed in connection with the merger. Management of America Online discussed with its board the course of negotiations with MapQuest and its advisors and the due diligence investigation of MapQuest that had been performed. Following discussion among America Online's board of directors and America Online management concerning the transaction, the board of directors of America Online unanimously approved the merger, the merger agreement and all of the related agreements.

   In the evening of December 21, 1999, MapQuest and America Online entered into the merger agreement and the stock option agreement and the MapQuest
stockholders identified on page      under the heading "Stockholders Agreement"
entered into the stockholders agreement with America Online. In addition, each of the members of the board of directors, the executive officers and certain stockholders of MapQuest entered into an affiliate agreement with America Online. On the morning of December 22, 1999, America Online and MapQuest issued a joint press release announcing the merger.

America Online's Reasons for the Merger

   America Online's board of directors believes that following the merger America Online will have the potential to realize enhanced long-term operating and financial results and an improved competitive position as a result of its acquisition of MapQuest. America Online's board of directors considered potential benefits of the merger that they believe will result from combining MapQuest with America Online, including the following:

  . enhancing the interactive experience for users across America Online's brands by adding maps and directions and new methods of customization to its online services and Web properties,

  . enhancing the ability to create advertising and electronic commerce opportunities targeted at the fast-growing business of local interactive services,

  . advancing America Online's "AOL Anywhere" strategy by providing location information, maps and directions on a range of devices such as handheld computers, cellular phones and other non-PC devices,

  . increasing the reach of America Online's local interactive business, as well as expanding the reach of MapQuest to new customers,

  .  providing new cross-promotional and branding opportunities, and

  . enabling America Online to expand the provision of interactive mapping and related functionalities both locally in the United States and internationally.

   America Online's board of directors also considered the terms of the merger agreement, including the possible effects of the provisions regarding termination fees, and the stock option agreement, stockholders agreement and other related agreements. In addition, America Online's board of directors noted that the merger is expected to be a tax-free transaction and accounted for as a pooling-of-interests, such that no goodwill is expected to be created on the books of America Online as a result of the merger.

   The foregoing discussion is not exhaustive of all of the factors considered by America Online's board of directors. Each member of America Online's board may have considered different factors, and America Online's board did not quantify or otherwise assign relative weights to factors considered.

MapQuest's Reasons for the Merger

   MapQuest's board of directors considered potential benefits of the merger that they believe may result from merging with America Online, including the following:

  . combining with America Online will allow MapQuest to expand its core online mapping and destination information business through the combined company's widespread brand recognition and expanded audience base,

  . the merger will enhance the opportunity for the realization of MapQuest's strategic objectives of building brand awareness through access to America Online's expanded audience base,

  . combining with America Online will increase the advertising and business and consumer customer relationships available to grow MapQuest's products and services,

  . combining with America Online will substantially contribute to MapQuest's strategy of international expansion,

  . combining with America Online will provide MapQuest with the opportunity to expand research and development targeted at its online and wireless products and services, enabling MapQuest to expand and enhance the MapQuest service,

  . MapQuest's stockholders will have the opportunity to participate in the potential for growth of the combined company after the merger, and

  . the America Online common stock to be received by MapQuest stockholders has historically enjoyed a great deal of liquidity and has been the subject of a large volume of published investment research and analysis.

   In the course of deliberations, the MapQuest board reviewed with MapQuest management and outside advisors a number of additional factors relevant to the merger, including:

  . historical information concerning America Online's and MapQuest's respective businesses, financial performance and conditions, operations, technologies, managements and competitive positions, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company filed with the Securities and Exchange Commission,

  . MapQuest management's view as to the financial condition, results of operations and businesses of America Online and MapQuest, before and after giving effect to the merger, based on management's due diligence, including a review of publicly available earnings estimates for both companies,

  . current financial market conditions and historical market prices, volatility and trading information with respect to America Online common stock and MapQuest common stock,

  . the consideration to be received by MapQuest stockholders in the merger and an analysis of the market value of the America Online common stock to be issued in exchange for each share of MapQuest common stock in light of comparable merger transactions,

  . the belief that the terms of the merger agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, are reasonable,

  . MapQuest management's review of MapQuest's financial performance and prospects as an independent company,

  . MapQuest management's view as to the potential for other third parties to enter into strategic relationships with or to acquire MapQuest,

  . Robertson Stephens' reports on its due diligence inquiries of potential third-party acquirors,

  . detailed financial analysis and other information with respect to the companies presented by Robertson Stephens to the board and Robertson Stephens' opinion that, as of the date of its opinion and subject to the considerations described in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the MapQuest stockholders, which opinion is attached as Annex D, and

  . reports from management and MapQuest's advisors as to the results of their due diligence investigation of America Online.

   MapQuest's board of directors also considered the terms of the merger agreement regarding MapQuest's rights and limits on its ability to consider and negotiate other strategic transaction proposals, as well as the possible effects of the provisions regarding termination fees and the stock option agreement. In addition, MapQuest's board of directors noted that the merger is expected to be a tax-free transaction (except as to cash paid for fractional shares) and accounted for as a pooling-of-interests, such that no goodwill is expected to be created on the books of the combined company as a result of the merger. Furthermore, MapQuest's board of directors also considered various alternatives to the merger, including combining with companies other than America Online or remaining as an independent company.

   MapQuest's board of directors also identified and considered a variety of potentially negative factors in its deliberations concerning the merger, including, but not limited to:

  . the risk that the potential benefits sought in the merger might not be fully realized,

  . the possibility that the merger might not be consummated and the effect of public announcement of the merger on:

    .  MapQuest's sales and operating results,

    . MapQuest's ability to attract and retain key management, marketing and technical personnel, and

    . the progress of MapQuest's current development and marketing projects,

  . the risk that some of MapQuest's portal customers may view America Online as their competitor,

  . the fact that unvested options granted to MapQuest officers and employees under MapQuest's 1995 Stock Option Plan would vest upon the announcement of the merger,

  . deal protection requirements and limitations on MapQuest and its directors and certain stockholders relating to their ability to pursue alternative transactions,

  . the substantial costs to be incurred in connection with the merger, including the costs of integrating the businesses and transaction expenses arising from the merger,

  . the risk that despite the efforts of the combined company, key technical and management personnel might not remain employed,

  .  the terms and ramifications of the option agreement,

  .  the other risks described under "Risk Factors" beginning on page     .

   After due consideration and discussion, MapQuest's board of directors decided that these risks were outweighed by the potential benefits of the merger.

   The foregoing discussion is not exhaustive of all of the factors considered by MapQuest's board of directors. Each member of MapQuest's board may have considered different factors, and MapQuest's board did not quantify or otherwise assign relative weights to factors considered.

Recommendation of MapQuest's Board of Directors

   After careful consideration, MapQuest's board of directors unanimously determined the merger to be fair to you and in your best interest, and declared the merger advisable. MapQuest's board of directors unanimously approved the merger agreement and unanimously recommends your adoption of the merger agreement.

   In considering the recommendation of the MapQuest board of directors with respect to the merger agreement, you should be aware that certain directors and officers of MapQuest have certain interests in the merger that are different from, or are in addition to, the interests of MapQuest stockholders generally. Please see the section entitled "Interests of Certain MapQuest Directors and
Officers in the Merger" beginning on page     of this proxy
statement/prospectus.

Opinion of MapQuest's Financial Advisor

   MapQuest engaged Robertson Stephens to render an opinion as to the fairness of the exchange ratio, from a financial point of view, to holders of shares of MapQuest common stock (other than America Online or any of its affiliates).

   On December 21, 1999, at a meeting of the MapQuest board held to evaluate the proposed merger, Robertson Stephens delivered to the MapQuest board its oral opinion, subsequently confirmed in writing as of December 21, 1999, that, as of that date and based on the assumptions made, the matters considered and the limitations on the review undertaken described in the opinion, the exchange ratio was fair, from a financial point of view, to the holders of shares of MapQuest common stock (other than America Online or any of its affiliates). The exchange ratio was determined through negotiations between the respective managements of MapQuest and America Online. Although Robertson Stephens did assist the management of MapQuest in these negotiations, it was not asked to, and did not, recommend to MapQuest any specific exchange ratio as the appropriate exchange ratio for the merger. Robertson Stephens assisted MapQuest's management in the negotiations leading to an agreement on principal structural terms of the merger.

   The full text of the Robertson Stephens opinion, which sets forth, among other things, assumptions made, matters considered and limitations on the review undertaken, is attached as Annex D and is incorporated in this proxy statement/prospectus by reference. We urge MapQuest stockholders to read the Robertson Stephens opinion in its entirety. The Robertson Stephens opinion was prepared for the benefit and use of the MapQuest board in connection with its evaluation of the merger and does not constitute a recommendation to stockholders of MapQuest as to how they should vote, or take any other action, with respect to the merger.

   The Robertson Stephens opinion does not address:

  . the relative merits of the merger and the other business strategies that the MapQuest board has considered or may be considering; or

  . the underlying business decision of the MapQuest board to proceed with the merger.

   The summary of the Robertson Stephens opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the Robertson Stephens opinion.

   In connection with the preparation of the Robertson Stephens opinion, Robertson Stephens, among other things:

  . reviewed certain publicly available financial statements and other business and financial information of MapQuest and America Online, respectively,

  . reviewed with MapQuest certain publicly available estimates of research analysts relating to MapQuest,

  . reviewed certain publicly available estimates of research analysts relating to America Online,

  . held discussions with the respective managements of MapQuest and America Online concerning the businesses, past and current operations and financial condition of both MapQuest and America Online and also the future prospects of the combined businesses, including discussions with the managements of MapQuest and America Online concerning their views regarding the strategic rationale for the merger,

  . reviewed the financial terms and conditions set forth in the draft of the merger agreement dated December 21, 1999,

  . reviewed the stock price and trading history of MapQuest common stock and America Online common stock,

  . compared the financial performance of MapQuest and the prices and trading activity of MapQuest common stock with that of certain other publicly traded companies it deemed comparable with MapQuest,

  . compared the financial terms of the merger with the financial terms, to the extent publicly available, of other transactions that it deemed relevant,

  . reviewed the pro forma impact of the merger on America Online's revenue per share and earnings per share,

  . prepared an analysis of the relative contributions of MapQuest and America Online to the combined company,

  . participated in discussions and negotiations among representatives of MapQuest and America Online and their financial and legal advisors, and

  . made such other studies and inquiries, and reviewed such other data, as it deemed relevant.

   In its review and analysis, and in arriving at its opinion, Robertson Stephens assumed and relied upon the accuracy and completeness of all of the financial and other information provided to it (including information furnished to it orally or otherwise discussed with it by the managements of MapQuest and America Online) or publicly available and neither attempted to verify, nor assumed responsibility for verifying, any of such information. Robertson Stephens relied upon the assurances of MapQuest's management that they were not aware of any facts that would make such information inaccurate or misleading. Furthermore, Robertson Stephens did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of MapQuest or America Online, nor was Robertson Stephens furnished with any such evaluation or appraisal.

   Robertson Stephens reviewed publicly available financial analysts' estimates (and the assumptions and bases therefor) concerning each of MapQuest and America Online, and Robertson Stephens assumed that such forecasts and projections:

  . had been reasonably prepared in good faith on the basis of reasonable assumptions, and

  . reflected the best available estimates and judgments as to the future financial condition and performance of MapQuest and America Online, respectively.

   In this regard, Robertson Stephens noted that each of MapQuest and America Online face exposure to the Year 2000 problem. Robertson Stephens did not undertake any independent analysis to evaluate the reliability or accuracy of the assumptions made with respect to the potential effect that the Year 2000 problem might have on their respective forecasts.

   In addition, Robertson Stephens assumed that:

  . the merger will be consummated upon the terms set forth in the merger agreement without material alteration thereof, including, among other things, that the merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"),

  . the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended, and

  . the historical financial statements of each of MapQuest and America Online reviewed by it had been prepared and fairly presented in accordance with U.S. GAAP consistently applied.

   Robertson Stephens relied as to all legal matters relevant to rendering its opinion on the advice of counsel.

   Although developments following the date of the Robertson Stephens opinion may affect the opinion, Robertson Stephens assumed no obligation to update, revise or reaffirm its opinion. The Robertson Stephens opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to Robertson Stephens as of December 21, 1999. It should be understood that subsequent developments may affect the conclusion expressed in the Robertson Stephens opinion and that Robertson Stephens disclaims any undertaking or obligation to advise any person of any change in any matter affecting the opinion which may come or be brought to its attention after the date of the opinion. The Robertson Stephens opinion is limited to the fairness, from a financial point of view and as of the date thereof, of the exchange ratio to holders of shares of MapQuest common stock (other than America Online or any of its affiliates). Robertson Stephens does not express any opinion as to:

  . the value of any employee agreement or other arrangement entered into in connection with the merger,

  .  any tax or other consequences that might result from the merger, or

  . what the value of America Online common stock will be when issued to MapQuest's stockholders pursuant to the merger or the price at which the shares of America Online common stock that are issued pursuant to the merger may be traded in the future.

   The following is a summary of the material financial analyses performed by Robertson Stephens in connection with rendering its opinion. The summary of the financial analyses is not a complete description of all of the analyses performed by Robertson Stephens. Certain of the information in this section is presented in tabular form. In order to better understand the financial analyses performed by Robertson Stephens, these tables must be read together with the text of each summary. The Robertson Stephens opinion is based upon the totality of the various analyses performed by Robertson Stephens and no particular portion of the analyses has any merit standing alone. All estimated and projected financial information used in Robertson Stephens' analysis is publicly available financial analyst estimates.

  Exchange Ratio Analysis

   Robertson Stephens compared the average of the daily ratios of the closing price of MapQuest common stock to the closing price of America Online common stock over various periods ending December 17, 1999. The following table sets forth the average of the daily ratios of the closing prices of MapQuest common stock compared to America Online common stock for the various periods ending December 17, 1999, using closing prices provided by Factset Research:

                                                             Average ratio of
                                                             closing price of
                                                           MapQuest common stock
                                                                compared to
                         Period ending                        America Online
                       December 17, 1999                       common stock
                       -----------------                   ---------------------
       1 trading day......................................        0.317x
       5 trading days.....................................        0.308x
      10 trading days.....................................        0.314x
      20 trading days.....................................        0.309x
      30 trading days.....................................        0.299x
      60 trading days.....................................        0.274x
      90 trading days.....................................        0.272x

  Comparable Companies Analysis

   Using publicly available information, Robertson Stephens analyzed, among other things, the trading multiples of MapQuest and selected publicly traded companies in the Internet industry, including:

  .  HearMe

  .  InfoNow Corporation

  .  LookSmart Ltd.

  .  Ticketmaster Online Citysearch Inc.

   Multiples compared by Robertson Stephens included total capitalization to estimated revenues for calendar years 1999 and 2000. All multiples were based on closing stock prices as of December 17, 1999.

   Using the ranges of multiples set forth in the table below that Robertson Stephens derived from multiples for the comparable companies, the following MapQuest equity values and exchange ratios are implied based upon MapQuest's 1999 and 2000 estimated Internet revenues:

                                              Implied
                                Multiple     exchange      Implied MapQuest
                                  range        ratio         equity value
                               ----------- ------------- ---------------------
   1999 Internet revenues..... 30.0x-45.0x 0.181x-0.264x $621.9-$909.0 million
   2000 Internet revenues..... 17.0x-25.0x 0.184x-0.263x $631.8-$906.8 million

   Robertson Stephens also applied a typical control premium of 25.0%--50.0% to the values implied in the foregoing analysis, which implied the following MapQuest equity values and exchange ratios based upon MapQuest's 1999 and 2000 estimated Internet revenues:

                                              Implied
                                             exchange       Implied MapQuest
                             Premium range     ratio          equity value
                             ------------- ------------- -----------------------
   1999 Internet revenues..   25.0%-50.0%  0.222x-0.389x $765.4-$1,339.7 million
   2000 Internet revenues..   25.0%-50.0%  0.226x-0.388x $777.9-$1,336.3 million

  Precedent Acquisition Analysis

   Using publicly available information, Robertson Stephens analyzed the consideration offered, the premiums paid and the implied transaction value multiples paid or proposed to be paid in selected acquisition transactions in the Internet content and service industry, including:

  .  Isocor/Critical Path (October 21, 1999)

  .  Flycast Communications/CMGI (September 30, 1999)

  .  Earthlink Network/MindSpring Enterprises (September 23, 1999)

  .  Adknowledge/Engage Technologies (September 23, 1999)

  .  AdForce/CMGI (September 20, 1999)

  .  Egghead.com /ONSALE (July 13, 1999)

  .  NetGravity/DoubleClick (July 13, 1999)

  .  iMALL/Excite@Home (July 13, 1999)

  .  AltaVista/CMGI, Inc. (June 29, 1999)

  .  Abacus/DoubleClick (June 14, 1999)

  .  TeleB@nc Financial/E*Trade Group (June 1, 1999)

  .  WebMD/Healtheon (May 20, 1999)

  .  Smart Technologies/I2 Technologies (May 12, 1999)

  .  Broadcast.com/Yahoo! (April 1, 1999)

  .  Shopping.com/Compaq Computer (AltaVista) (February 16, 1999)

  .  Zip2/Compaq Computer (AltaVista) (February 16, 1999)

  .  Lycos/USA Networks (February 9, 1999)

  .  MovieFone/America Online (February 1, 1999)

  .  Geocities/Yahoo! (January 28, 1999)

  .  Excite/AtHome (January 19, 1999)

  .  Starfish Software/Motorola (July 14, 1998)

   In analyzing these "precedent transactions", Robertson Stephens compared, among other things, the total consideration in such transactions as a multiple of estimated revenues for calendar years 1999 and 2000. All multiples for the precedent transactions were based on public information available at the time of the announcement. Based on this information and other publicly available information, the following table illustrates the implied MapQuest equity valuations and exchange ratios derived from applying a range of multiples that Robertson Stephens derived from the precedent transactions to MapQuest's 1999 and 2000 estimated Internet revenues:

                                            Implied
                              Multiple     exchange       Implied MapQuest
                                range        ratio          equity value
                             ----------- ------------- -----------------------
   1999 Internet revenues... 40.0x-60.0x 0.236x-0.347x $813.3-$1,196.1 million
   2000 Internet revenues... 10.0x-25.0x 0.114x-0.263x  $391.3-$906.8 million

   No company, business or transaction compared in the comparable companies analysis or precedent transaction analysis is identical to MapQuest or America Online. Accordingly, an analysis of the results of the foregoing is not entirely mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading and other values of the comparable companies, precedent transactions or the business segment, company or transactions to which they are being compared.

   Based upon the foregoing equity value and exchange ratio ranges implied by the comparable companies analysis and the precedent transaction analysis, Robertson Stephens derived an average implied equity valuation range for MapQuest's Internet business of $687.0 million-$1,194.7 million and an average implied exchange ratio range for MapQuest's Internet business of 0.200x-0.347x.

  Digital Mapping Services Valuation

   Robertson Stephens also applied multiples to the digital mapping services revenues of MapQuest. Using the ranges of multiples set forth in the table below, the following MapQuest equity values and exchange ratios are implied for MapQuest's DMS business:

                                              Implied
                                             exchange       Implied MapQuest
                            Multiple range     ratio          equity value
                            -------------- ------------- -----------------------
   2000 DMS revenues.......   2.5x-3.5x    0.015x-0.020x   $50.0-$70.0 million

   Robertson Stephens added the above equity value range and exchange ratio range implied by the digital mapping services valuation to the average equity value range and exchange ratio range implied for MapQuest's Internet business pursuant to the comparable companies analysis and precedent acquisition analyses, as summarized above. The resulting average implied MapQuest equity value range and exchange ratio range are set forth in the table below:

                                              Implied
                                             exchange       Implied MapQuest
                                               ratio          equity value
                                           ------------- -----------------------
                                           0.214x-0.367x $737.0-$1,264.7 million

  Premiums Paid Analysis

   Robertson Stephens also considered the premiums paid in the precedent transactions over the target's closing share price the day before the transaction was announced and 30 days prior to the announcement. Based on this information and other publicly available information, the following table illustrates the implied MapQuest equity values and exchange ratios derived from applying a range of premiums that Robertson Stephens derived from the precedent transactions:

                              MapQuest                                              Implied
                               closing      Premium        Implied MapQuest        exchange
                            trading price    range           equity value            ratio
                            ------------- ------------ ------------------------- -------------
   1 day prior to
    December 17............    $27.00       0.0%-50.0% $1,092.9-$1,639.3 million 0.317x-0.476x
   30 days prior to
    December 17............    $21.75     15.0%-100.0% $1,012.4-$1,760.7 million 0.294x-0.511x

   Robertson Stephens combined the above equity value range and exchange ratio range implied by the premiums paid analysis to the average equity value range and exchange ratio range implied by the comparable companies analysis and precedent acquisition analysis, as summarized above, resulting in the following valuation and exchange ratio ranges:

            Implied
           exchange       Implied MapQuest
             ratio          equity value
         ------------- -----------------------
         0.237x-0.399x $815.9-$1,373.5 million

  Relative Contribution Analysis

   Based upon financial analyst estimates for MapQuest and America Online, Robertson Stephens analyzed the respective contributions of the Internet revenues of MapQuest and America Online to the estimated Internet revenues of the combined company for fiscal years 2000 and 2001. The actual revenues achieved may vary from the estimated revenues and the variations may be material.

                                  America Online        MapQuest
                                 contribution to    contribution to
                                Combined Company's Combined Company's Implied
                                Estimated Internet Estimated Internet exchange
                                     Revenue            Revenue        ratio
                                ------------------ ------------------ --------
Last twelve month Internet
 revenues......................       99.71%              0.29%        0.196x
Calendar year 1999 Internet
 revenues......................       99.60               0.40         0.262x
Fiscal year 2000 estimated
 Internet revenues.............       99.58               0.42         0.276x
Fiscal year 2001 estimated
 Internet revenues.............       99.35               0.65         0.410x

  Pro Forma Analysis

   Robertson Stephens analyzed certain pro forma effects resulting from the merger, including, among other things, the impact of the merger on the projected revenues per share and earnings per share of the combined company for fiscal years 2000 and 2001. The following table summarizes the results of such analysis:

      Fiscal year 2000 estimated revenue per share accretion...........  0.2%
      Fiscal year 2000 estimated earnings per share
       accretion/(dilution)............................................ (2.3)%
      Fiscal year 2001 estimated revenue per share accretion...........  0.5%
      Fiscal year 2001 estimated earnings per share
       accretion/(dilution)............................................ (0.6)%

   The actual results achieved by the combined company may vary from projected results and the variations may be material.

  Other Factors and Comparative Analyses

   In rendering its opinion, Robertson Stephens considered certain other factors and conducted certain other comparative analyses, including, among other things a review of:

  . the history of trading prices and volume for MapQuest common stock for the period from May 4, 1999 to December 17, 1999; and

  . the history of trading prices and volume for America Online common stock for the period from December 17, 1998 to December 17, 1999; and

  .  selected published analysts' reports on MapQuest and America Online.

   While the foregoing summary describes certain analyses and factors that Robertson Stephens deemed material in its presentation to the MapQuest board, it is not a comprehensive description of all analyses and factors considered by Robertson Stephens. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Robertson Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, would create an incomplete view of the evaluation process underlying the Robertson Stephens opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by Robertson Stephens. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by Robertson Stephens are based on all analyses and factors taken as a whole and also on application of Robertson Stephens' own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. Robertson

Stephens therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis that it performed. In performing its analyses, Robertson Stephens considered general economic, market and financial conditions and other matters, many of which are beyond the control of MapQuest and America Online. The analyses performed by Robertson Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of MapQuest common stock or America Online common stock may be traded at any future time.

   The engagement letter between Robertson Stephens and MapQuest provides that Robertson Stephens is entitled to receive a fee for its services, a substantial portion of which is contingent upon the consummation of the merger. MapQuest has also agreed to reimburse Robertson Stephens for certain of its out-of-pocket expenses, including legal fees, and to indemnify and hold harmless Robertson Stephens and its affiliates and any director, employee or agent of Robertson Stephens or any of its affiliates, or any person controlling Robertson Stephens or its affiliates for certain losses, claims, damages, expenses and liabilities relating to or arising out of services provided by Robertson Stephens as financial advisor to MapQuest. The terms of the fee arrangement with Robertson Stephens, which MapQuest and Robertson Stephens believe are customary in transactions of this nature, were negotiated at arm's length between MapQuest and Robertson Stephens, and the MapQuest board was aware of such fee arrangements, including the fact that a significant portion of the fees payable to Robertson Stephens is contingent upon completion of the merger. In the past, Robertson Stephens has provided certain investment banking services to MapQuest for which it has been paid fees, including acting as lead manager of MapQuest's initial public offering. In the ordinary course of its business, Robertson Stephens may trade in MapQuest's securities and America Online's securities for its own account and the account of its customers and, accordingly, may at any time hold a long or short position in MapQuest's securities or America Online's securities.

   Robertson Stephens was retained by MapQuest based on Robertson Stephens' experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as Robertson Stephens' investment banking relationship and familiarity with MapQuest.

   Robertson Stephens is an internationally recognized investment banking firm. As part of its investment banking business, Robertson Stephens is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

Interests of Certain MapQuest Directors and Officers in the Merger

   When considering the recommendation of MapQuest's board of directors, you should be aware that the MapQuest directors and the executive officers identified below have interests in the merger that are different from, or are in addition to, yours.

   In particular, the three executive officers of MapQuest, Michael Mulligan, James Thomas and William Muenster, have signed letters containing offers of employment from America Online that will become effective upon the completion of the merger. Eight other members of MapQuest's management have also signed similar letters containing offers of employment. These offer letters and the offer letters for the three officers, in the aggregate, contain a commitment to grant to these officers options to purchase a total of 670,000 shares of America Online common stock.

   In addition, all unvested stock options granted under MapQuest's 1995 Stock Option Plan to all executive officers and employees of MapQuest vested upon the announcement of the merger in accordance with the existing plan provisions. The number of shares of MapQuest common stock subject to unvested options held by MapQuest's executive officers that vested upon announcement of the merger totaled 972,001 on December 21, 1999. Unvested stock options outstanding under MapQuest's 1999 Stock Plan do not vest upon the announcement of the merger.

   In addition, Michael Mulligan and James Thomas, in their capacity as stockholders of MapQuest, have each signed the stockholders agreement,
described under "Stockholders Agreement" on page   , and have agreed to vote
their shares in favor of adopting the merger agreement.

   The continuation of indemnification arrangements for current directors of MapQuest following completion of the merger, may influence these directors in making their recommendation that you vote in favor of the adoption of the merger agreement.

Completion and Effectiveness of the Merger

   The merger will be completed when all of the conditions to completion of the merger are satisfied or waived, including the adoption of the merger agreement by the stockholders of MapQuest. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.

   We are working towards completing the merger as quickly as possible. We hope to complete the merger during the first or second quarter of calendar year 2000.

Structure of the Merger and Conversion of MapQuest Common Stock

   In accordance with the merger agreement and Delaware law, MQ Acquisition, Inc., a newly formed and wholly owned subsidiary of America Online, will be merged with and into MapQuest. As a result of the merger, the separate corporate existence of MQ Acquisition will cease and MapQuest will survive the merger as a wholly owned subsidiary of America Online.

   Upon completion of the merger, each outstanding share of MapQuest common stock, other than shares held by us and our subsidiaries, will be converted into the right to receive 0.31558 of a share of America Online common stock.

   The number of shares of America Online common stock issuable in the merger will be proportionately adjusted for any future stock split, stock dividend or similar event with respect to America Online common stock effected between the date of the merger agreement and the completion of the merger.

   No certificate or scrip representing fractional shares of America Online common stock will be issued in connection with the merger. Instead you will receive cash, without interest, in lieu of a fraction of a share of America Online common stock. Specifically, the exchange agent in the merger will sell a number of shares of America Online common stock equal to the aggregate number of fractional shares that would otherwise be issuable in the merger and will remit to you an amount equal to your pro rata portion of the proceeds of these sales.

Exchange of MapQuest Stock Certificates for America Online Stock Certificates

   When the merger is completed, the exchange agent will mail to you an executed letter of transmittal and instructions for use in surrendering your MapQuest stock certificates in exchange for America Online stock certificates. When you deliver your MapQuest stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your MapQuest stock certificates will be canceled and you will receive America Online stock certificates representing the number of full shares of America Online common stock to which you are entitled under the merger agreement. You will receive payment in cash, without interest, in lieu of any fractional shares of America Online common stock which would have been otherwise issuable to you as a result of the merger.

   You should not submit your MapQuest stock certificates for exchange unless, and until, you receive the transmittal instructions and a form of letter of transmittal from the exchange agent.

   You are not entitled to receive any dividends or other distributions, if any are declared on America Online common stock, until the merger is completed and you have surrendered your MapQuest stock certificates in exchange for America Online stock certificates.

   If there is any dividend or other distribution on America Online common stock with a record date after the merger and a payment date prior to the date you surrender your MapQuest stock certificates in exchange for America Online stock certificates, you will receive such dividend or distribution with respect to the whole shares of America Online common stock issued to you promptly after they are issued. If there is any dividend or other distribution on America Online common stock with a record date after the merger and a payment date after the date you surrender your MapQuest stock certificates in exchange for America Online stock certificates, you will receive such dividend or distribution with respect to the whole shares of America Online common stock issued to you promptly after the payment date.

   America Online will issue an America Online stock certificate or a check in lieu of a fractional share in a name other than the name in which a surrendered MapQuest stock certificate is registered only if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Material United States Federal Income Tax Consequences of the Merger

   The following summary discusses the material United States federal income tax consequences of the merger, assuming that you hold your shares of MapQuest common stock as capital assets. The following discussion is based on and subject to the Internal Revenue Code of 1986, as amended, its legislative history, applicable Treasury regulations, administrative rulings and court decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect, and assumptions, limitations, representations and covenants, including those contained in certificates of officers of America Online, MQ Acquisition and MapQuest. This discussion does not address all aspects of United States federal income taxation that may be important to you in light of your particular circumstances, or if you are subject to special rules, such as rules relating to:

  .  stockholders who are not citizens or residents of the United States,

  .  financial institutions,

  .  tax-exempt organizations,

  .  insurance companies,

  .  dealers in securities,

  . stockholders who acquired their shares of MapQuest common stock by exercising employee stock options or rights or otherwise as compensation, and

  . stockholders who hold their shares of MapQuest common stock as part of a hedge, straddle or conversion transaction.

   Our obligations to complete the merger are conditioned on, subject to waiver by America Online and MapQuest, receipt of a closing tax opinion (1) by America Online from Simpson Thacher & Bartlett and (2) by MapQuest from Mayer, Brown & Platt, to the effect that, for federal income tax purposes, the merger will be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. The closing tax opinions (1) will be based on facts, representations and assumptions set forth or referred to in the closing tax opinions that are consistent with the facts existing at the time that the merger occurs and (2) may rely on representations and covenants including those contained in the merger agreement and certificates of officers of America Online, MapQuest, MQ Acquisition and others, reasonably satisfactory in form and substance to the counsel issuing such opinions, that, if incorrect in certain material respects could jeopardize the conclusions reached by counsel issuing these opinions. The closing tax opinions are not binding on the IRS or the courts, and we do not intend to request a ruling from the IRS with respect to the merger. Accordingly, there can be no assurance that the IRS will not challenge the conclusions set forth in the closing tax opinions or that a court will not sustain such a challenge. Neither of MapQuest or America Online currently intends to waive the condition relating to the receipt of a closing tax opinion. Based on such closing tax opinions and the advice of our respective counsel:

  . No gain or loss will be recognized by America Online, MapQuest, and MQ Acquisition as a result of the merger.

  . No gain or loss will be recognized by you when you exchange all of your MapQuest common stock solely for America Online common stock in the merger, except that gain or loss may be recognized by you with respect to cash received in lieu of a fractional share interest in America Online common stock.

  . The aggregate tax basis of the America Online common stock you receive in the merger (treating any fractional share interest in America Online common stock as having been issued to you in the merger and then redeemed for cash) will be the same as your aggregate tax basis in the MapQuest common stock you surrender in the merger.

  . If you receive in the merger cash instead of a fractional share interest in America Online common stock and, immediately after the merger, (1) you hold a minimal interest in America Online, (2) you exercise no control over America Online and (3) as a result of the receipt of this cash payment and after giving effect to certain constructive ownership rules, you experience an actual reduction in your interest in America Online, then you will recognize gain or loss for United States federal income tax purposes with respect to the cash received measured by the difference between the amount of cash you receive and the portion of the tax basis of your shares of MapQuest common stock allocable to the fractional share interest. This gain or loss will be capital gain or loss and will be long-term capital gain or loss if your shares of MapQuest common stock have been held for more than one year at the time the merger is completed. If the requirements set forth in (1) through
     (3) above are not met, the cash payment will be taxable to you as a dividend.

  . The tax holding period of the America Online common stock that you receive in the merger (including any fractional share interest for which you receive cash as described above) will include the period during which you held the MapQuest common stock surrendered in the merger.

   The foregoing discussion is not intended to be a complete analysis or description of all potential United States federal income tax consequences or any other consequences of the merger. In addition, this discussion does not address tax consequences which may vary with, or are contingent on, your individual circumstances. Moreover, this discussion does not address any non-income tax or any foreign, state or local tax consequences of the merger. Accordingly, you are strongly urged to consult with your tax advisor to determine the particular United States federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment of the Merger

   We intend to account for the merger as a pooling-of-interests business combination. It is a condition to the completion of the merger that America Online be advised in writing by Ernst & Young LLP that they concur with America Online's conclusion that the transactions contemplated by the merger agreement can properly be accounted for as a pooling-of-interests business combination, although this condition may be waived by America Online. Under the pooling-of-interests method of accounting, each of our historical recorded assets and liabilities will be carried forward to the combined company at their recorded amounts. America Online currently does not intend to waive the condition relating to the receipt of such advice from Ernst & Young LLP.

Regulatory Filings and Approvals Required to Complete the Merger

   The merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which prevents specified transactions from being completed until required information and materials are furnished to the Antitrust Division of the Department of Justice and the Federal Trade Commission and certain waiting periods terminate or expire. We have already filed the required information and materials with the Department of Justice and the Federal Trade Commission and requested early termination of the applicable waiting period. Unless earlier terminated, the applicable waiting period will expire on February 28, 2000. The requirements of Hart-Scott-Rodino will be satisfied if the merger is completed within one year from the termination of the waiting period.

   The Antitrust Division of the Department of Justice or the Federal Trade Commission may challenge the merger on antitrust grounds, either before or after expiration of the waiting period. Accordingly, at any time before or after the completion of the merger, either the Antitrust Division of the Department of Justice or the Federal Trade Commission could take action under the antitrust laws as it deems necessary or desirable in the public interest, or other persons could take action under the antitrust laws, including seeking to enjoin the merger. Additionally, at any time before or after the completion of the merger, notwithstanding that the applicable waiting period expired or was terminated, any state could take action under the antitrust laws as it deems necessary or desirable in the public interest. There can be no assurance that a challenge to the merger will not be made or that, if a challenge is made, we will prevail.

   We are examining whether we have any filing obligations with foreign regulatory agencies, and we will make any required filings.

   Neither of us is aware of any other material governmental or regulatory approval required for completion of the merger, other than compliance with the applicable corporate law of Delaware.

Restrictions on Sales of Shares by Affiliates of MapQuest and America Online

   The shares of America Online common stock to be issued in connection with the merger will be registered under the Securities Act of 1933, as amended, and will be freely transferable under the Securities Act, except for shares of America Online common stock issued to any person who is deemed to be an "affiliate" of either of us at the time of the special meeting. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under the common control of either of us and may include some of our officers and directors, as well as our principal stockholders.

   Affiliates may not sell their shares of America Online common stock acquired in connection with the merger except pursuant to:

  . an effective registration statement under the Securities Act covering the resale of those shares,

  . an exemption under paragraph (d) of Rule 145 under the Securities Act, or

  .  any other applicable exemption under the Securities Act.

   America Online's registration statement on Form S-4, of which this proxy statement/prospectus forms a part, does not cover the resale of shares of America Online common stock to be received by our affiliates in the merger.

Listing on the New York Stock Exchange of America Online Common Stock to be Issued in the Merger

   America Online will use reasonable best efforts to cause the shares of America Online common stock to be issued in connection with the merger to be approved for listing on the New York Stock Exchange, subject to official notice of issuance, before the completion of the merger.

Dissenters' and Appraisal Rights

   You are not entitled to exercise dissenter's or appraisal rights as a result of the merger or to demand payment for your shares under Delaware law.

Delisting and Deregistration of MapQuest Common Stock After the Merger

   If the merger is completed, MapQuest common stock will be delisted from the Nasdaq National Market and will be deregistered under the Securities Exchange Act of 1934, as amended.

Operations After the Merger

   Following the merger, MapQuest will continue its operations as a wholly owned subsidiary of America Online. The membership of the America Online board of directors will remain unchanged as a result of the merger. Eleven members of the management of MapQuest, including Michael Mulligan, James Thomas and William Muenster, who are the three executive officers of MapQuest, have entered into letters of offers of employment with America Online which become effective upon the closing of the merger. The stockholders of MapQuest will become stockholders of America Online, and their rights as stockholders will be governed by the America Online Restated Certificate of Incorporation, the America Online Restated By-laws and the laws of the State of Delaware. See "Comparison of Rights of Holders of MapQuest Common Stock and America Online Common Stock."

                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

The Merger Agreement

   The following summary of the merger agreement is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this proxy statement/prospectus. We urge you to read the full text of the merger agreement.

  Conditions to Completion of the Merger

   Our respective obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following conditions before completion of the merger:

  .  America Online's registration statement on Form S-4 must be effective,

  . the merger agreement must be adopted by the holders of a majority (by voting power) of the outstanding shares of MapQuest common stock,

  . the shares of America Online common stock to be issued in the merger must be approved for listing, subject to official notice of issuance, on the New York Stock Exchange,

  . all applicable approvals and consents of governmental authorities required to complete the merger must be received and all applicable waiting periods under applicable antitrust laws must have expired or been terminated,

  . no law, regulation, order or injunction must be enacted or issued which has the effect of making the merger illegal or of otherwise prohibiting completion of the merger substantially on the terms contemplated by the merger agreement, nor shall any proceeding before a governmental authority seeking such an order or injunction be pending, and

  . both America Online's and MapQuest's respective outside counsel must have issued written opinions, after receiving representation letters from America Online, MQ Acquisition and MapQuest, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

   America Online's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . MapQuest's representations and warranties must be true and correct on the date the merger is to be completed as if made at and as of such time, except for:

    . representations and warranties that address matters only as of a particular date, which must be true and correct as of such date,

    . any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (which is a defined term described immediately below this list of conditions),

    . representations and warranties that relate to MapQuest's capitalization, which must be true and correct in all material respects as of the date of the merger agreement and on the date the merger is to be completed,

  . MapQuest must have performed or complied in all material respects with all of its agreements and covenants required by the merger agreement, except for any failures to so perform or comply that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect,

  . any third party consents or waivers shall have been obtained for those contracts and agreements that, if such the approval or consent is not obtained, could either individually or in the aggregate reasonably be expected to have a Material Adverse Effect,

  . America Online must have been advised in writing by Ernst & Young LLP that they concur with America Online's conclusion that the transactions contemplated by the merger agreement, if completed, can properly be accounted for as a pooling-of-interests business combination in accordance with generally accepted accounting principles and the criteria of Accounting Principles Board Opinion No. 16 and the regulations of the Securities and Exchange Commission,

  . each of MapQuest's directors, executive officers and affiliates must have executed and delivered to America Online an affiliate agreement concerning restrictions on the transfer of shares of MapQuest common stock and America Online common stock,

  . each of the stockholders agreement, the stock option agreement and releases, which release America Online from certain possible claims against MapQuest that could be brought by MapQuest's directors, officers, certain stockholders and certain employees of MapQuest, must have been executed and delivered and actions required thereunder prior to the date of the merger must have been taken, except for actions required under the stockholders agreement or release agreements, which individually or in the aggregate would not reasonably be expected to have a material adverse effect on or materially impede the ability of the parties to consummate the merger, and

  . employment offer letters between America Online and five specified individuals, two of three specified individuals (or replacement employees reasonably satisfactory to America Online) and one of three specified individuals (or replacement employees reasonably satisfactory to America Online) must be in full force and effect.

   A "Material Adverse Effect" is any fact, event, change, development, circumstance or effect that:

  .  when such term is used in relation to MapQuest,

    . is materially adverse to the business, financial condition, results of operations, assets, liabilities, properties or prospects of MapQuest and its subsidiaries, taken as a whole, or

    . would materially impair or delay MapQuest's ability to perform its obligations under the merger agreement or under the option agreement, and

  .  when such term is used in relation to America Online or MQ Acquisition,

    . is materially adverse to the business, financial condition, results of operations, assets, liabilities, properties or prospects of America Online and its subsidiaries, taken as a whole, or

    .  would materially impair or delay America Online's or MQ
       Acquisition's ability to perform its obligations under the merger agreement.

   MapQuest's obligations to complete the merger and the other transactions contemplated by the merger agreement are subject to the satisfaction or waiver of each of the following additional conditions before completion of the merger:

  . America Online's and MQ Acquisition's representations and warranties must be true and correct on the date the merger is to be completed as if made at and as of such time, except for:

    . representations and warranties that address matters only as of a particular date, which must be true and correct in all material respects as of such date, and

    . any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of America Online or MQ Acquisition to consummate the merger, and

  . America Online and MQ Acquisition must have performed or complied in all material respects with all of their agreements and covenants required by the merger agreement, except for any failures to so perform or comply that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of America Online or MQ Acquisition to consummate the merger.

  MapQuest's Conduct of Business Before Completion of the Merger

   MapQuest agreed that until the completion of the merger or unless America Online consents in writing, MapQuest and its subsidiaries will operate their businesses in the ordinary course and in a manner consistent with past practice with the goal of:

  .  preserving intact their business organizations,

  .  operating in accordance with the plans and budgets provided to America
     Online,

  . keeping available the services of their current officers, employees and consultants, and

  . maintaining their material contracts and preserving their relationships with:

    .  advertisers,

    .  sponsors,

    .  customers,

    .  licensees,

    .  suppliers, and

    .  others having business relations with them.

   MapQuest also agreed that until the completion of the merger, or unless America Online consents in writing, MapQuest and its subsidiaries would conduct their businesses in compliance with specific restrictions relating to the following:

  . modification of MapQuest's or any of its subsidiaries' certificate of incorporation and by-laws,

  .  the issuance and redemption of securities,

  .  the issuance of dividends or other distributions,

  .  the disposition of MapQuest's assets,

  .  liens,

  .  the acquisition of assets or other entities,

  .  the incurrence of indebtedness,

  .  capital expenditures,

  .  employees and employee benefits,

  .  accounting policies and procedures,

  .  entrance into or modification of contracts,

  .  tax elections and liabilities,

  .  settlement of litigation and claims,

  .  related party transactions,

  .  maintenance of insurance, and

  . actions relating to the treatment of the merger as a pooling-of-interests and a tax-free reorganization.

   The agreements related to the conduct of MapQuest's business in the merger agreement are complicated and not easily summarized. You are urged to carefully read the article of the merger agreement entitled "Conduct of Business Pending the Merger."

   Solicitation of Other Proposals Involving MapQuest

   MapQuest has certain obligations with respect to "Acquisition Proposals."

   An "Acquisition Proposal" is any inquiry, proposal or offer from any person (other than America Online, MQ Acquisition or any of their affiliates) to MapQuest and its subsidiaries that relates to any of the following:

  . a merger, consolidation, recapitalization, liquidation or other direct or indirect business combination involving MapQuest or its subsidiaries,

  . the issuance or acquisition of 20% or more (by voting power) of the outstanding capital stock or equity interests of MapQuest or its subsidiaries,

  . any tender offer or exchange offer that, if completed, would result in any person or its affiliates beneficially owning 20% or more (by voting power) of the outstanding capital stock or other equity securities of MapQuest or its subsidiaries,

  . the sale, lease, exchange, license or other disposition of any significant portion of the business or other assets of MapQuest or its subsidiaries, or

  . any other transaction that could reasonably be expected to impede, interfere with, prevent or materially delay the merger or would reasonably be expected to diminish significantly the benefits to America Online or its affiliates of the transactions contemplated by the merger agreement.

   Until the merger is completed or the merger agreement is terminated, MapQuest has agreed not to take any of the following actions and has agreed not to permit any of its affiliates, subsidiaries or representatives to take any of the following actions:

  . solicit, facilitate, initiate, entertain or encourage any Acquisition Proposal, or take any action to solicit, facilitate, initiate, entertain or encourage any inquiries or the making of any proposal or offer that constitutes or may constitute an Acquisition Proposal, or

  . participate or engage in discussions or negotiations with, or provide any information to, any person concerning an Acquisition Proposal or concerning matters that might reasonably be expected to result in an Acquisition Proposal.

MapQuest also agreed to terminate any discussions or negotiations with any third parties that were taking place when the merger agreement was signed, if the discussions or negotiations could reasonably be expected to result in an Acquisition Proposal. Furthermore, MapQuest has agreed to provide America Online with detailed information about any Acquisition Proposal it receives.

   However, MapQuest may participate in any discussions or negotiations that are otherwise prohibited, or furnish otherwise prohibited information regarding MapQuest pursuant to a confidentiality agreement (which must be on terms no less favorable to MapQuest than those in effect between MapQuest and America Online), if all of the following occur:

  . a third person has submitted an unsolicited, bona fide written Acquisition Proposal to MapQuest's board of directors,

  . neither MapQuest nor any of its representatives has violated any of the restrictions outlined in the foregoing paragraph,

  . MapQuest's board of directors determines by majority vote and in good faith, based upon consultation with outside counsel to MapQuest, that taking such action is required to satisfy the fiduciary duties of the board under applicable law, and

  . MapQuest's board of directors provides America Online with prior written notice of its decision to participate in such discussions or to furnish such information.

   Additionally, MapQuest's board of directors must comply with certain limitations. Except as explained below, MapQuest's board of directors and any board committee may not take any of the following actions:

  . approve or recommend, or propose to approve or recommend, any Acquisition Proposal other than the merger,

  . withdraw or modify, or propose to withdraw or modify, in a manner adverse to America Online, the board's approval or recommendation of the merger and the related transactions and agreements,

  . upon request by America Online, fail to reaffirm the board's approval or recommendation of the merger agreement or the merger within two days of America Online's request for reaffirmation,

  . approve, enter or permit or cause MapQuest to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to an Acquisition Proposal, or

  .  resolve or announce its intention to do any of the foregoing.

However, MapQuest's board of directors may take certain actions described above if it receives a superior proposal. A "superior proposal" is any bona fide proposal to effect a merger, consolidation or sale of all or substantially all of the assets or capital stock of MapQuest which is on terms that MapQuest's board of directors determines by a majority vote and in good faith that will result in a transaction more favorable to MapQuest's stockholders than the merger (such decision must be based on the written opinion of MapQuest's financial advisors and on other relevant factors including the superior proposal's conditions, the form of consideration, the timing of the closing of the proposal, the likelihood of consummation and the ability of the person making the proposal to finance the transaction and any required approvals). If MapQuest does receive such a proposal, then its board of directors may take any of the following actions:

  . withdraw or modify, or propose to withdraw or modify, in a manner adverse to America Online, the MapQuest board's approval or recommendation of the merger and the related transactions and agreements,

  . fail to reaffirm the board's approval or recommendation of the merger agreement or the merger within two business days from America Online's request for reaffirmation, or

  .  resolve or announce its intention to do either of the foregoing.

   Prior to MapQuest's board of directors engaging in any of the three above actions, it must determine by a majority vote and in good faith, after consultation with outside counsel, that taking such action is required to satisfy the fiduciary duties of the board under applicable laws. Additionally, MapQuest must furnish America Online two business days' prior notice of its intent to take such actions.

  Additional Agreements Made in the Merger Agreement

   Both MapQuest and America Online have agreed to use their reasonable best efforts to take, or cause to be taken (and to do or cause to be done), all actions to assist and cooperate with each other in performing all things necessary, proper and advisable to complete the merger and the related transactions. Accordingly, MapQuest and America Online have agreed to use their reasonable best efforts to:

  . as promptly as practicable, obtain all necessary approvals and make all necessary filings under applicable laws relating to the merger agreement and the option agreement,

  . furnish all information required for any application or other filing required to be made by Delaware law or any other law or applicable regulation in connection with the merger and the related transactions,

  . lift, rescind or mitigate the effects of any injunction or other order adversely affecting the ability of either America Online or MapQuest to complete the merger, subject to certain limitations specified in the merger agreement, and

  . satisfy or cause to be satisfied all of the conditions that must be satisfied prior to the merger being completed (as have been outlined in the preceding section of the proxy statement/prospectus, "Conditions to Completion of the Merger").

However, America Online and its affiliates are not obligated to take either of the following actions:

  .  make proposals, execute or carry out agreements, or submit to orders,
     (1) providing for the sale or other disposition of any of the assets of America Online, its affiliates, or its subsidiaries, or (2) imposing or seeking to impose any limitation on the ability of America Online, its affiliates or its subsidiaries to acquire, hold or exercise full rights of ownership of MapQuest's common stock, or

  . take any steps to avoid or eliminate any impediment asserted under any antitrust law if taking such steps, in America Online's reasonable judgment, might result in a limitation of the benefit that America Online expects to derive as a result of the merger or might adversely affect MapQuest, America Online or America Online's affiliates.

Additionally, America Online and MapQuest have agreed to cooperate with one another in the following manners:
  . the preparation of this proxy statement/prospectus and the registration statement of which it is a part,

  .  the preparation of any filing required under applicable antitrust laws,

  . the identification and seeking of any filings and consents that are required to complete,

  . the listing on the NYSE of the America Online common stock that will be issued as part of the merger, and

  . the facilitating of the achievement of the benefits reasonably anticipated by the merger.

   Termination of the Merger Agreement

   The merger agreement may be terminated at any time prior to completion of the merger, whether before or after adoption of the merger agreement by MapQuest stockholders:

  .  by mutual consent of America Online and MapQuest,

  . by America Online or MapQuest, if the merger is not completed before June 30, 2000 (unless the merger is not completed solely due to the applicable waiting periods under antitrust laws not having expired or being terminated, in which case such date shall be extended to September 30, 2000), except that the right to terminate the merger agreement is not available to any party whose willful failure to fulfill any material obligation under the merger agreement has been the cause of the failure to complete the merger on or before such date,

  . by America Online or MapQuest, if there is any final and nonappealable order, decree or ruling of a court or governmental authority permanently prohibiting the completion of the merger,

  . by America Online or MapQuest, if the merger agreement fails to receive the requisite vote for adoption by the stockholders of MapQuest at the special meeting,

  .  by America Online, if MapQuest's board of directors:

    . approves or recommends, or proposes to approve or recommend, any Acquisition Proposal other than the merger (see the definition of
       Acquisition Proposal on page    of this proxy statement/prospectus),

    . fails to present and recommend approval and adoption of the merger agreement to the MapQuest stockholders, or withdraws or modifies, or proposes to withdraw or modify, its recommendation or approval in a manner adverse to America Online,

    . fails to mail this proxy statement/prospectus to MapQuest's stockholders when it is available for mailing or fails to include in it MapQuest board' recommendation of the merger, including the recommendation that the MapQuest stockholders vote in favor of the adoption of the merger agreement,

    . fails to publicly reaffirm its approval and recommendation that MapQuest stockholders adopt the merger agreement within two business days of a request by America Online,

    .  enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or takes any other prohibited actions with
       respect to negotiations involving MapQuest as described on pages   -
          of this proxy statement/prospectus,

    .  materially breaches the stock option agreement, or

    . resolves or announces its intention to take any of the actions specified above,

  . by America Online, if a third party acquires 20% or more of the outstanding shares of capital stock or other equity interests of MapQuest,

  . by America Online, as long as it is not in material breach of any of its obligations under the merger agreement, (1) if any of MapQuest's representations or warranties are or become untrue or inaccurate, or (2) if MapQuest has breached any of its covenants or agreements contained in the merger agreement, in each case so that the corresponding condition to completion of the merger would not be met, and in each case where such breach or inaccuracy (if curable) has not been cured within 30 days after notice to MapQuest of the breach or inaccuracy,

  . by MapQuest, as long as it is not in material breach of any of its obligations under the merger agreement, (1) if any of America Online's or MQ Acquisition's representations or warranties are or become untrue or inaccurate, or (2) if America Online or MQ Acquisition has breached any of their covenants or agreements contained in the merger agreement, in each case so that the corresponding condition to completion of the merger would not be met, and in each case where such breach or inaccuracy (if curable) has not been cured within 30 days after notice to MapQuest of the breach or inaccuracy, and

  . by America Online if any stockholder that is a party to the stockholders agreement has breached or failed to perform in any material respect its obligations under the stockholders agreement, unless such breach or failure, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on or materially impede the parties' ability to consummate the merger.

   Payment of Termination Fee

   MapQuest will pay to America Online a termination fee of $34.6 million if America Online terminates the merger agreement because of any of the following circumstances:

  . the merger agreement fails to receive the requisite vote for adoption by the stockholders of MapQuest at the special meeting,

  .  MapQuest's board of directors:

    . approves or recommends, or proposes to approve or recommend, any Acquisition Proposal other than the merger (see the definition of
       Acquisition Proposal on page    of this proxy statement/prospectus),

    . fails to present and recommend approval and adoption of the merger agreement to the MapQuest stockholders, or withdraws or modifies, or proposes to withdraw or modify, its recommendation or approval in a manner adverse to America Online,

    . fails to mail this proxy statement/prospectus to MapQuest's stockholders when it is available for mailing or fails to include in it MapQuest board's recommendation of the merger, including the recommendation that the MapQuest stockholders vote in favor of the adoption of the merger agreement,

    . fails to publicly reaffirm its approval and recommendation that MapQuest stockholders adopt the merger agreement within two business days of a request by America Online,

    .  enters into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal, or takes any other prohibited actions with
       respect to negotiations involving MapQuest as described on pages   -
          of this proxy statement/prospectus,

    .  materially breaches the stock option agreement, or

    . resolves or announces its intention to take any of the actions specified above,

  . a third party acquires 20% or more of the outstanding shares of capital stock or other equity interests of MapQuest,

  . MapQuest has willfully breached any of its covenants or agreements contained in the merger agreement so that the corresponding condition to completion of the merger would not be met, and when such breach or inaccuracy (if curable) has not been cured within 30 days after notice to MapQuest of the breach or inaccuracy, or

  . any stockholder that is a party to the stockholders agreement has breached or failed to perform in any material respect its obligations under the stockholders agreement that individually or in the aggregate would reasonably be expected to have a material adverse effect on or materially impede the ability of the parties to consummate the merger.

   MapQuest has agreed to pay America Online up to $2.5 million of fees and expenses actually incurred by America Online in connection with the merger agreement and the merger:

  . if the merger agreement is terminated in the circumstances identified above as giving rise to MapQuest's obligation to pay to America Online the termination fee, or

  . if MapQuest has materially breached the merger agreement and such breach remains uncured.

  MapQuest's Employees

   Individuals who are employed by MapQuest or any of its subsidiaries when the merger is completed will become employees of America Online or one of America Online's subsidiaries, although America Online may terminate these employees at any time. After the merger is completed and on a schedule determined by America Online in connection with the integration of its business with that of MapQuest's, the employees of MapQuest will be eligible to participate in the employee benefit plans of America Online to the same extent as any similarly situated and geographically located employees of America Online. MapQuest employees will be allowed credit for their service with MapQuest for purposes of vesting, calculating the number of vacation days to which they are entitled (subject to a maximum of five incremental days) and participation only (and not for entitlement, except as provided with respect to vacation, or benefit accrual purposes) with respect to the America Online employee benefit plans in which MapQuest employees are allowed to participate.

   If requested to do so by America Online, MapQuest will adopt, prior to the merger's completion, resolutions to cease all contributions to the MapQuest Retirement Savings Plan and to terminate the plan immediately prior to the consummation of the merger. If requested by America Online, these resolutions will also provide that all of the participants in the plan will be fully vested in their account balances and that the participants will receive their account balances as soon as practicable following the consummation of the merger.

  Treatment of MapQuest Stock Options

   America Online will assume each stock option issued by MapQuest, including those options issued under MapQuest's 1995 Stock Option Plan and 1999 Stock Plan, each as amended.

   Upon completion of the merger, each outstanding option to purchase MapQuest common stock will be converted into an option to purchase the number of shares of America Online common stock equal to 0.31558 multiplied by the number of shares of MapQuest common stock that would have been obtained before the merger upon the exercise of each option, rounded down to the nearest whole share. The exercise price will be equal to the exercise price per share of MapQuest common stock subject to the option before conversion divided by 0.31558, rounded up to the nearest whole cent.

   The other terms of each MapQuest option referred to above will continue to apply, including any provisions providing for acceleration of vesting.

   America Online will file a registration statement on Form S-8 for the shares of America Online common stock issuable with respect to each MapQuest option and will use its reasonable best efforts to maintain the effectiveness of that registration statement for as long as any of the options remain outstanding.

   As of the date of the merger agreement, MapQuest must ensure that no offerings or options are granted without the approval of America Online and that MapQuest's employee stock purchase plan is not activated.

  Representations and Warranties

   We each made a number of representations and warranties in the merger agreement regarding aspects of our respective businesses, financial conditions, structures and other facts pertinent to the merger.

   The representations given by MapQuest cover the following topics, among others, as they relate to MapQuest and its subsidiaries:

  .  MapQuest's corporate organization and its qualification to do business,

  . the possession of and compliance with approvals required to conduct MapQuest's business,

  .  MapQuest's certificate of incorporation and by-laws,

  .  MapQuest's capitalization,

  .  authorization of the merger agreement by MapQuest,

  . the effect of the merger on obligations of MapQuest and under applicable laws,

  .  regulatory approvals required to complete the merger,

  .  MapQuest's material contracts,

  .  MapQuest's compliance with applicable laws,

  .  MapQuest's filings and reports with the Securities and Exchange
     Commission,

  .  MapQuest's financial statements,

  .  changes in MapQuest's business since December 31, 1998,

  .  MapQuest's liabilities,

  .  litigation involving MapQuest,

  .  MapQuest's employee benefit plans,

  .  MapQuest's labor matters,

  . information supplied by MapQuest in this proxy statement/prospectus and the related registration statement filed by America Online,

  .  restrictions on MapQuest's business practices,

  .  MapQuest's title to the properties it owns and leases,

  .  MapQuest's taxes,

  .  environmental laws that apply to MapQuest,

  .  intellectual property used by MapQuest,

  .  compliance with Year 2000 related issues,

  .  MapQuest's insurance,

  .  MapQuest's satisfaction of business combination laws,

  . the treatment of the merger as a pooling-of-interests and a tax-free reorganization,

  .  MapQuest's brokers,

  . MapQuest's business practices with respect to the absence of any unlawful payments relating to political activity, the Foreign Corrupt Practices Act of 1977, the Social Security Act or any other unlawful payment,

  .  transactions between MapQuest and interested parties, and

  .  MapQuest's financial advisors.

   The representations given by America Online cover the following topics, among others, as they relate to America Online and MQ Acquisition:

  .  corporate organization and qualification to do business,

  . the possession of and compliance with approvals required to conduct business,

  .  capitalization,

  .  authorization of the merger agreement,

  .  the effect of the merger on obligations under applicable laws,

  .  regulatory approvals required to complete the merger,

  . America Online's filings and reports with the Securities and Exchange Commission,

  .  America Online's financial statements,

  .  litigation involving America Online,

  . information supplied by America Online in this proxy statement/prospectus and the related registration statement filed by America Online, and

  . the treatment of the merger as a pooling-of-interests and a tax-free reorganization.

   The representations and warranties in the merger agreement are complicated and not easily summarized. You are urged to carefully read the articles of the merger agreement entitled "Representations and Warranties of the Company" and "Representations and Warranties of Parent and Merger Sub."

  Extension, Waiver and Amendment of the Merger Agreement

   We may amend the merger agreement before completion of the merger. However, after the MapQuest stockholders adopt the merger agreement, no change will be made that will reduce the amount of or change the type of consideration into which each share of MapQuest common stock will be converted upon completion of the merger.

   Either of us may extend the other's time for the performance of any of the obligations or other acts under the merger agreement, waive any inaccuracies in the other's representations and warranties and waive compliance by the other with any of the agreements or conditions contained in the merger agreement. If any of our conditions or other obligations are waived, we will consider the facts and circumstances at that time and make a determination as to whether a resolicitation of proxies is appropriate.

The Stock Option Agreement

   The following summary of the stock option agreement is qualified in its entirety by reference to the complete text of the stock option agreement, which is incorporated by reference and attached as Annex B to this proxy statement/prospectus. We urge you to read the full text of the stock option agreement.

   The stock option agreement grants America Online the option to buy up to 3,571,661 shares of MapQuest common stock at an exercise price of $27.00 per share. The number of shares issuable upon exercise of the option and the exercise price of the option are subject to adjustment to prevent dilution. Based on the number of shares of MapQuest common stock outstanding on December 21, 1999, the option would be exercisable for approximately 10.0% of the outstanding shares of MapQuest and approximately 9.1% of the outstanding shares after giving effect to the exercise of the option.

   The option is intended to increase the likelihood that the merger will be completed. Consequently, aspects of the stock option agreement may have the effect of discouraging persons who might be interested in acquiring all or a significant interest in MapQuest or its assets before completion of the merger.

   America Online may exercise the option, in whole or part, up to one year from the date on which America Online first has the right to receive the termination fee. The option will terminate and not become exercisable upon any of the following:

  .  completion of the merger,

  . America Online's written notice to MapQuest effecting the termination of the option agreement,

  . the termination of the merger agreement under circumstances which cannot cause the option to become exercisable, or

  .  twelve months after termination of the merger agreement.

   However, if America Online exercises the option to purchase shares of MapQuest common stock prior to the option's expiration, America Online will return the right to purchase the shares subject to the option, even after the option expires.

   If the merger agreement is terminated under circumstances that require MapQuest to pay America Online a termination fee pursuant to the terms of the merger agreement, then America Online has the right to require MapQuest to repurchase the option or, if the option has been exercised by America Online the shares issued upon exercise of the option. The stock option agreement provides that in no event will America Online's total profit under the stock option agreement, less any termination fee paid by MapQuest under the merger agreement, exceed $34.6 million.

   The stock option agreement grants registration rights to America Online with respect to the shares of MapQuest common stock represented by the option.

The Stockholders Agreement

   The following summary of the stockholders agreement is qualified in its entirety by reference to the complete text of the stockholders agreement, which is incorporated by reference and attached as Annex C to this proxy statement/prospectus. You are urged to read the full text of the stockholders agreement.

   The stockholders agreement requires the following MapQuest stockholders vote all of the shares of MapQuest common stock beneficially owned by them in favor of the merger:

  .  Trident Capital Partners Fund-I, L.P.,

  .  Trident Capital Partners Fund-I, C.V.,

  .  Highland Capital Partners III Limited Partnership,

  .  Highland Entrepreneurs' Fund III, L.P.,

  .  National Geographic Holdings, Inc.,

  .  Weston Presidio Capital II, L.P.,

  .  Michael J. Mulligan, and

  .  James W. Thomas.

   As of the record date, the MapQuest stockholders who entered into the stockholders agreement collectively beneficially owned approximately
of the shares of MapQuest common stock, which represented approximately   . %
of the outstanding shares of MapQuest common stock.

   Each MapQuest stockholder who is a party to the stockholders agreement has agreed not to sell the MapQuest stock and options owned, controlled or acquired, either before or after the date of the merger agreement, by that person except for sales completed earlier than 30 days prior to the date that the merger is consummated. Additionally, each stockholder agreed that it will not do any of the following (and nor will it authorize any of its affiliates, directors, officers, employees or representatives to do any of the following):

  . solicit, facilitate, initiate or encourage any inquiries or communications or the making of any proposal or offer that constitutes, or may constitute, an Acquisition Proposal, or

  . participate or engage in any discussion or negotiations with, or take any action with the intent to facilitate the efforts of, any third party concerning:

     .  any possible Acquisition Proposal, or

     . any communication that might reasonably be expected to result in an Acquisition Proposal.

   The stockholders agreement will terminate upon the earlier to occur of (1) the termination of the merger agreement in accordance with its terms, or (2) the completion of the merger.

The Distribution Agreement

   America Online, Digital City and MapQuest entered into a distribution agreement simultaneously with the merger agreement. Under the distribution agreement, MapQuest will provide America Online and Digital City the use and license of its mapping and routing data and services. America Online will provide access to these data and services through its network. MapQuest also will provide the use of certain business information to Digital City so that visitors to Digital City's website may search the MapQuest databases by a business or telephone number within a city or state.

   Under the distribution agreement, America Online will pay MapQuest an annual fee based on the amount of revenue generated as a result of America Online's use of MapQuest's products and services. The agreement has an initial term with respect to the core services to be provided over the AOL network of five years, and America Online has the right to extend the term for three additional one-year terms, provided that either America Online or MapQuest may decide to terminate the agreement if the other party has:

  . materially breached the agreement and not cured such breach within 30 days,

  .  ceased doing business in the normal course,

  . been declared insolvent or bankrupt, or has been subjected to any proceeding relating to its liquidation.

The agreement with respect to Digital City's access to MapQuest's business information database expires March 31, 2001. The distribution agreement became effective upon signing. The parties' obligations and rights under the distribution agreement are independent of their rights and obligations under the merger agreement or the other agreements related to the merger and will remain in effect notwithstanding any termination or amendment of the merger agreement or the other agreements related to the merger.

                    COMPARATIVE PER SHARE MARKET PRICE DATA

   MapQuest common stock is traded on the Nasdaq National Market under the symbol "MQST." America Online common stock is traded on the New York Stock Exchange under the symbol "AOL." Because the market price of America Online common stock that you will receive in the merger may increase or decrease before the merger, you are urged to obtain current market quotations.

   The following table sets forth, for the calendar quarters indicated, the high and low sale prices per share of MapQuest common stock as reported on the Nasdaq National Market and per share of America Online common stock as quoted on the New York Stock Exchange.

   The prices in the following tables have been adjusted to reflect America Online's two-for-one stock split that was effected on November 22, 1999.

                                                                      America
                                                                      Online
                                                        MapQuest      common
                                                      common stock     stock
                                                      ------------- -----------
                                                       High   Low   High   Low
                                                      ------ ------ ----- -----
   1997:
   Quarter Ended September 30, 1997.................. $  --  $  --  $5.03 $3.53
   Quarter Ended December 31, 1997...................    --     --   5.71  4.00
   1998:
   Quarter Ended March 31, 1998......................    --     --   8.74  5.16
   Quarter Ended June 30, 1998.......................    --     --  13.71  8.66
   Quarter Ended September 30, 1998..................    --     --  17.57  8.75
   Quarter Ended December 31, 1998...................    --     --  40.00 10.33
   1999:
   Quarter Ended March 31, 1999......................    --     --  76.88 33.50
   Quarter Ended June 30, 1999.......................  25.94  13.75 87.50 44.75
   Quarter Ended September 30, 1999..................  20.63   9.31 64.60 38.50
   Quarter Ended December 31, 1999...................  32.50  12.50 95.63 52.03

   The following table sets forth the closing prices per share of MapQuest common stock as reported on the Nasdaq National Market and the closing prices per share of America Online common stock as reported on the New York Stock Exchange on (a) December 21, 1999, the last full trading day preceding public announcement that America Online and MapQuest had entered into the merger
agreement and (b)         , 2000, the last full trading day for which closing
prices were available at the time of the printing of this proxy statement/prospectus.

                                                       MapQuest   America Online
                                                     Common Stock  Common Stock
                                                     ------------ --------------
     December 21, 1999..............................   $32.500       $86.688
           , 2000...................................   $             $

   Because the market price of America Online common stock that you will receive in the merger may increase or decrease before completion of the merger, you are urged to obtain current market quotations.

                   SHARE OWNERSHIP BY PRINCIPAL STOCKHOLDERS,
                      MANAGEMENT AND DIRECTORS OF MAPQUEST

   The following table sets forth information concerning the beneficial ownership of common stock of MapQuest as of February 8, 2000 for the following:

  . each person or entity who is known by MapQuest to own beneficially more than 5% of the outstanding shares of MapQuest common stock,

  .  each of MapQuest's current directors,

  . the chief executive officer and each of the other most highly compensated executive officers of MapQuest, and

  .  all directors and executive officers of MapQuest as a group.

   The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the individual or entity has voting power or investment power and any shares that the individual has the right to acquire within 60 days of February 8, 2000 through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

   The calculation of percentages in the "Percentage of Outstanding Shares" column in the table below is based upon the number of shares of MapQuest common stock issued and outstanding on February 8, 2000, plus shares of MapQuest common stock subject to options held by the respective persons on February 8, 2000 and exercisable within 60 days thereafter.

   Those stockholders of MapQuest in the table below who have entered into a stockholders agreement with America Online, agreeing to vote their shares of MapQuest common stock in favor of the proposed merger, are identified by footnote.

  Unless otherwise indicated below, the address for each person or entity listed below is:

    c/o MapQuest.com, Inc.
    3710 Hempland Road
    Mountville, PA 17554

                                              Beneficially Owned Securities
                                          -------------------------------------
                                                        Number of
                                                          Shares
                                                       Beneficially
                                             Total        Owned
                                           Number of     Includes   Percentage
                                             Shares     Securities      of
                                          Beneficially  Underlying  Outstanding
                   Name                    Owned (1)     Options      Shares
                   ----                   ------------ ------------ -----------
   Trident Capital Partners Fund--I,
    L.P. (2)(4)(5)......................    9,684,242         --       26.8%
   Trident Capital Partners Fund--I,
    C.V. (2)(4)(5)......................    1,915,731         --        5.3%
     Robert McCormack(3)(6).............   11,599,973         --       32.1%
     John Moragne(3)(6).................   11,599,973         --       32.1%
     Rockwell Schnabel(6)...............   11,599,973         --       32.1%
     Donald Dixon(6)....................   11,599,973         --       32.1%
   Weston Presidio Capital II, L.P.
    (2)(4)(7)...........................    6,844,479         --       19.0%
     Carlo von Schroeter(3)(8)..........    6,844,479         --       19.0%
     Michael Cronin(8)..................    6,844,479         --       19.0%
     Michael Lazarus(8).................    6,844,479         --       19.0%
     James McElwee(8)...................    6,844,479         --       19.0%
     Philip Halperin(8).................    6,844,479         --       19.0%
   Highland Capital Partners III Limited
    Partnership (2)(4)(9)...............    6,570,665         --       18.2%
   Highland Entrepreneurs' Fund III L.P.
    (2)(4)(9)...........................      273,777         --        0.8%
     Daniel Nova(3)(10).................    6,844,442         --       19.0%
     Robert Higgins(10).................    6,844,442         --       19.0%
     Paul Maeder(10)....................    6,844,442         --       19.0%
     Wycliffe Grousbeck(10).............    6,844,442         --       19.0%
   Michael Mulligan (2)(3)(4)...........    2,254,542   1,694,000       6.0%
   James Thomas (2)(4)..................      803,766     515,675       2.2%
   William Muenster (4).................      806,390     512,915       2.2%
   C. Richard Allen (2)(3)(4)(11)(12)...      899,018         --        2.5%
   Directors & Executive Officers as a
    group (eight persons)...............   30,052,610         --       77.4%

--------
(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of February 8, 2000 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.
(2) Signed the stockholders agreement with America Online.
(3) Director of MapQuest.
(4) Signed affiliate agreement with America Online.
(5) The address of each of Trident Capital Partners Fund--I, L.P. and Trident Capital Partners Fund--I, C.V., as well as Messrs. McCormack, Moragne, Schnabel and Dixon, is 2480 Sand Hill Road, Suite 100, Menlo Park, California 94025.
(6) Includes 9,684,242 shares held by Trident Capital Partners Fund--I, L.P. and 1,915,731 shares held by Trident Capital Partners Fund--I, C. V. Messrs. McCormack, Moragne, Schnabel, Hall and Dixon are officers of Trident Capital, Inc., the general partner of Trident Capital, L.P., which is the general partner of Trident Capital Partners Fund--I, L.P. and the investment general partner of Trident Capital Partners Fund--I, C.V., and therefore may be considered to share beneficial ownership of the shares held by each of Trident Capital Partner Fund--I, L.P. and Trident Capital Partners Fund--I, C.V. Messrs. McCormack, Moragne, Schnabel, Hall and Dixon disclaim beneficial ownership of shares held by Trident Capital, Inc. and its affiliates, except to the extent of their pecuniary interests, if any.
(7) The address of Weston Presidio Capital II, L.P., as well as Messrs. von Schroeter, Cronin, Lazarus, McElwee and Halperin, is One Federal Street, 21st Floor, Boston, Massachusetts 02110.
(8) Includes 6,844,479 shares held by Weston Presidio Capital II, L.P. Messrs. Cronin, Lazarus, McElwee, von Schroeter and Halperin are the general partners of Weston Presidio Capital Management II, L.P. the general partner of Weston Presidio Capital II, L.P. and therefore may be considered to share the beneficial ownership of the shares held by Weston Presidio Capital II, L.P. Messrs. Cronin, Lazarus, McElwee, von Schroeter and Halperin disclaim beneficial ownership of these shares, except to the extent of their pecuniary interests, if any.
(9) The address of each of Highland Capital Partners III, L.P. and Highland Entrepreneurs' Fund III, L.P., as well as Messrs. Nova, Higgins, Maeder and Grousbeck, is Two International Place, Boston, Massachusetts 02110.
(10) Includes 6,570,665 shares held by Highland Capital Partners III Limited Partnership and 273,777 shares held by Highland Entrepreneur's Fund III, L.P. Messrs. Higgins, Maeder, Nova and Grousbeck are the general partners of Highland Management Partners III, L.P., the general partner of Highland Capital Partners III Limited Partnership, and the members of HEF III, L.L.C., the general partner of Highland Entrepreneurs' Fund III,
     L.P. and therefore may be considered to share the beneficial ownership of the shares held by each of Highland Capital Partners III, Limited Partnership and Highland Entrepreneurs' Fund III, L.P. Messrs. Higgins, Maeder, Nova and Grousbeck disclaim beneficial ownership of these shares, except to the extent of their pecuniary interests if any.
(11) Includes 899,018 shares held by National Geographic Holdings, Inc., a wholly-owned indirect subsidiary of National Geographic Society. Mr.
     Allen disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest, if any. The address of National Geographic Holdings, Inc. is 1145 17th Street, N.W., Washington, DC
     20036.
(12) Served as director of MapQuest during fiscal year 1999 and resigned as director as of December 22, 1999.

                       DESCRIPTION OF MAPQUEST'S BUSINESS

Overview

   MapQuest is a leading online provider of mapping and destination information. By leveraging its over 30 years of traditional digital mapping experience, MapQuest's proprietary integration and editing of geographic databases enable it to provide comprehensive mapping solutions to businesses and to provide customized maps, destination information and driving directions to consumers. Each month, MapQuest delivers approximately 100 million maps and driving directions through its own websites and through third-party websites. According to Media Metrix, Inc., over 3.5 million unique users visited mapquest.com in December 1999, making mapquest.com the largest travel-related Internet property in terms of audience reach and the 68th largest Internet property overall.

The MapQuest.com Solution

   MapQuest online products and services enable businesses to:

  . provide customized maps, destination information and driving directions to potential customers,

  . provide potential customers with proximity information regarding which of a business' multiple locations is closest to the potential customer,

  .  expand the functionality of their websites to attract and retain users,

  . outsource their map-enabling and destination information needs, thereby avoiding a significant portion of the expenses normally associated with establishing and maintaining a map-enabling infrastructure, and

  . provide delivery of driving directions to potential customers on wireless platforms.

   MapQuest online products and services enable consumers to:

  . receive maps, destination information and driving directions based on geocentric information provided by the consumer on a real-time basis, and

  . retrieve accurate and reliable mapping and destination information at any time and from any place over the Internet.

   MapQuest is also a leading United States provider of traditional digital mapping products and services to the educational, reference, directory, travel and governmental markets. In addition, companies that incorporate call centers, CD-ROMs or stand-alone driving direction kiosks into their information delivery strategy require non-Internet customized mapping solutions. MapQuest has developed its map-enabling software to promote the rapid development of mapping applications in these environments.

MapQuest Products and Services

 Internet-related Products and Services for Businesses


   Name of Product/Service      Host                  Description
   -----------------------      ----                  -----------
    Connect Services Products

    MapQuest Connect......... MapQuest .  Allows businesses to display consumer- requested maps based on any
                                          combination of city, state, street
                                          address and ZIP code in the United
                                          States.

    MapQuest InterConnect.... MapQuest .  Enhances MapQuest Connect.

                                       .  Offers proximity searching, which
                                          allows consumers visiting a business'
                                          website to find the closest locations
                                          within a fixed mile radius of a user-
                                          defined point of origin.

   Name of Product/Service     Host                       Description
   -----------------------     ----                       -----------

    MapQuest Locator........ MapQuest   .  Enhances MapQuest InterConnect.



                                        .  Allows more advanced proximity searching
                                           by integrating MapQuest with specific
                                           geographic search parameters contained in
                                           its business customer's database, such as
                                           "find closest gas station with a car wash."
    MapQuest TripConnect.... MapQuest   .  Allows businesses to provide consumers
                                           with door-to-door driving instructions,
                                           including a route-highlighted map, trip
                                           mileage and estimated driving time.
    Enterprise Solutions

    MapQuest Enterprise      MapQuest   .  Provides mapping, routing and destination
    Service.................               information capability designed primarily
                                           for high volume websites.

                                        .  Allows business customers the flexibility to
                                           fully customize generated map pages to
                                           convey their corporate images.

    MapQuest Enterprise      Business   .  Provides mapping, routing and destination
    Server.................. Customer      information capability designed primarily to
                                           users of a business
                                           website.


    MapQuest Server for                 .  Business customer-hosted service designed
    Windows NT..............               for MapQuest business customers with
                                           networked applications who want to
                                           customize their own mapping solutions.

  Internet Consumer

   The mapquest.com website offers several menu options for consumers including the following:

  . Online Maps--the consumer is able to generate maps either based on detailed supplied information or a more general location request,

  . Driving Directions--the consumer can find the most direct route from a point of origin to a destination using a variety of options and formats, including door-to-door, city-to-city, overview map with text, text only or turn-by-turn,

  . Travel Guide--the consumer is able to access lodging, dining, city information, weather and build-an-itinerary options for virtually any consumer-supplied destination, all of which can be tailored by the consumer to fit his or her particular information needs,

  . My MapQuest--by becoming a member, the consumer is able to save generated maps, place his or her personalized icons on generated maps that can be stored for future use, receive advance notice of new MapQuest features and enhancements and become eligible for promotional offers,

  . Real Time Traffic--the consumer can get real-time traffic reports for major U.S. cities, and

  . Local City Guide--the consumer can access local news and events and other local information for 60 U.S. cities.

   MapQuest's product development strategy is to enhance the technology and features of its web-based and non-Internet mapping applications and to further expand its core geographical database assets. To this end, MapQuest has numerous development projects in process including, but not limited to, Internet optimization tools and collaboration technologies and geographical database improvements. MapQuest expects to continue to devote substantial resources to its product development activities.

  Traditional Digital Mapping Products and Services

   MapQuest publishes printed road maps, atlases, travel guides, hotel and telephone directories, maps used in textbooks and map-related reference books, and CD-ROMs. In addition, MapQuest's products and services include software applications to incorporate customized mapping solutions into call centers, CD-ROMs or information kiosks. MapQuest also provides extensive cartography, geographic database development, comprehensive map data maintenance, advance mapping technology and consultation services to a wide variety of customers on a fee for service basis. MapQuest's traditional digital mapping customers include National Geographic, Lonely Planet, Readers Digest, United States Forest Service, Exxon, Best Western and Republic Industries.

Sales and Marketing

   MapQuest sells its Internet-related business products and services in the United States, Canada and Europe through a sales organization of forty-five employees as of December 31, 1999. The majority of these employees are located at MapQuest's sales offices across the United States with two employees located in the United Kingdom and one employee located in Canada. This sales organization consists of twenty-two direct field salespeople and twenty-three inside salespeople. In addition, MapQuest indirectly sells its Internet products and services through value-added resellers such as SABRE BTS, Three-X Communication, Moore Data and Kingswood Ltd.

   Sales of advertisements on mapquest.com have been generated by third-party advertising sales representatives and by MapQuest's internal advertising sales force, which consisted of seven persons as of December 31, 1999.

   MapQuest sells its traditional and digital mapping products through a direct sales force consisting of nineteen field salespersons and telemarketers.

   MapQuest markets its products and services online by placing advertisements on third-party websites. In addition, MapQuest advertises through traditional offline media and utilizes public relations campaigns, trade shows and ongoing customer communications programs.

Customers

   As of December 31, 1999, MapQuest had licensed its products and services to over 1000 business customers. No one customer accounts for over 10% of MapQuest's overall revenues. The following is a representative list of customers as of December 31, 1999:


  Business Products and      Consumer Products and     Digital Mapping
  Services                   Services                  Products and Services
  American Automobile        AIG Insurance             Ameritech
   Association               Alta Vista                Best Western
  Avis                       Ameritrade                Choice Hotels
  Bass Hotel and Resorts     AutoByTel                 Classical Atlas
  Best Western               BellSouth Yellow Pages    Cracker Barrel
  Budget Rent-A-Car          Ecoupons                  Don Tech
  Cendant                    Ford Motor                Exxon
  Excite                     Holiday Inns              Harcourt Brace
  Federal Express            Interstate America        Holt, Rinehart &
  GM OnStar                  NextCard                  Winston
  GTE                        Pet Planet                Houghton Mifflin
  Hertz                      SABRE                     McGraw-Hill
  Infoseek                   Travelocity/Preview       National Geographic
  InfoSpace                  Toyota                    Prentice Hall
  Lycos                      Travelscape               R.R. Donnelley
  Moore Data                 US West                   Ryder
  Sabre                      YesMail.com               Southwestern Bell
  Thomas Cook                                          Trailer Life
  Yahoo!

Technology and Infrastructure

  Geographic Data

   MapQuest maintains a worldwide geographic database suitable for high quality map production. MapQuest has licensed a significant portion of its data from a number of sources through non-exclusive short-term contractual arrangements. MapQuest currently relies on primary geographic data drawn from data supplied to it under contract by Navigation Technologies Corporation (NavTech), Geographic Data Technology, Inc. (GDT) Digital Mapping Technologies, Inc.
(DMTI) and other data suppliers. MapQuest obtains Western European street and major road data from TeleAtlas, NavTech and AND Mapping BV. Major road data for the rest of the world is obtained from AND Mapping BV. MapQuest's business relationships with NavTech and other vendors are currently in good standing. However, should MapQuest lose access to these sources of third-party data or should the terms of these contractual arrangements materially change, MapQuest would need to substitute possibly higher-priced alternatives, including expenses associated with developing substitute data internally, and MapQuest's business, financial condition and results of operations could be materially and adversely affected.

   MapQuest's own proprietary data assets also support its online and traditional digital mapping products and services. MapQuest has spent approximately six years developing, and continues to enhance and update, its USDB, a digital geographic United States database (including adjacent areas of Canada and Mexico). MapQuest also maintains a graphical image database that contains over 190,000 archived images, which serves as MapQuest's internal reference library and is supported by a customized database management system for image retrieval. In addition, MapQuest has developed a suite of international city map data which includes over

300 metropolitan maps and over 500 downtown maps of most major international tourist and business destinations.

   MapQuest plans to update its geographic databases periodically. However, in view of the complexity of updating several different databases, revising software and the need for third party geocoding, there can be no assurance that MapQuest will be able to perform this update each quarter.

  Software and Editing Tools

   MapQuest has developed numerous software tools and has customized existing commercial applications to create and maintain its proprietary digital map databases and produce its mapping products.

   MapQuest's proprietary software development toolkit, GeoLocate, employs scalable object-oriented technology and comprises the core tools used to perform high-speed mapping while maintaining high-quality cartographic display. Designed with an open architecture, GeoLocate offers platform flexibility in converting a variety of data formats. MapQuest's extensive investment in GeoLocate has been leveraged for use in the development of MapQuest's Internet technology, resulting in the creation of a uniquely scalable, high performance platform that serves millions of routes and maps on a daily basis. Easy-to-use consumer interface functionality overlays MapQuest's seamless integration of a variety of data formats and personalization tools which enable consumers to save and display maps in their preferred styles.

  System Architecture

   Web pages, maps, and driving directions delivered to MapQuest's customers and users are generated utilizing a Solaris operating system, Apache web server software and MapQuest's proprietary mapping applications. Traffic is distributed and load-balanced across multiple servers via our proprietary software and equipment provided by F5 Networks which maintain replicated, local storage of underlying software and data, resulting in minimal interdependencies between servers. Each server has its own local storage, and all data and software is replicated across all servers. The system is designed as a flexible, robust architecture which is dynamically scalable to meet anticipated future demand. In addition to built-in redundancies, MapQuest operates automated internal monitoring tools on a continual, full-time basis and independent third-party monitoring of MapQuest's website is generated at all times from at least thirty different cities on at least twelve different national and international Internet backbone providers.

   MapQuest's network, hosting facilities, internal architecture and monitoring have been deployed to provide high availability, efficiency and redundancy at every level of the infrastructure. MapQuest's Internet map and route servicing facilities are located in two Denver, Colorado data centers, a Qwest Communications Cyber Center hosting facility tied to Qwest's nationwide, dedicated high speed OC-48 IP network and an Inflow, Inc. hosting facility with UUNet bandwidth provisioned exclusively for MapQuest's use. MapQuest and its associated websites are tied to Qwest's and Inflow's backbones via Cisco routers and multiplexes. Qwest and Inflow do not guarantee that our Internet access will be uninterrupted, secure, or error free and MapQuest's operations are dependent on Qwest's and Inflow's ability to protect their and our systems against damage from fire, power loss, water damage, telecommunications failure, vandalism, and other malicious acts. Any disruption in the Internet access provided by Qwest or Inflow could have a material adverse effect on MapQuest's business, financial condition and results of operations.

Competition

   The markets for MapQuest's products and services are highly competitive. MapQuest competes for business customers and consumers with companies offering Internet-based map-enabling technology and publishers and distributors of traditional media (such as television, radio and print) that use or license their content for use on the Internet, commercial publishing companies, corporate materials and information market companies, and governmental authorities.

   MapQuest expects competition to continue to increase because these markets, particularly the markets for Internet-related products and services, pose no substantial barriers to entry. Competition may also increase as a result of industry consolidation. In addition, MapQuest's licensees may develop products and services that are equal or superior to MapQuest's or that achieve greater market acceptance than those of MapQuest. Similarly there can be no assurances that MapQuest's data suppliers will not develop products and services competitive with those of MapQuest. Increased competition could result in reduced markets, loss of market share or less traffic to MapQuest's website, any of which could have a material adverse effect on MapQuest's business, financial condition and results of operations.

   MapQuest believes that its ability to compete depends upon many factors, many of which are beyond its control. These factors include MapQuest's ability to provide depth, quality and accuracy of destination information, to increase its sales force and to implement its sales and marketing initiatives, the introduction and acceptance of new and enhanced products and services developed either by MapQuest or its competitors and the ease of use of products and services developed either by MapQuest or its competitors.

Government Regulation

   There is an increasing number of laws and regulations pertaining to the Internet. In addition, a number of legislative and regulatory proposals are under consideration by federal, state, local and foreign governments and agencies. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content regulation, user privacy, taxation and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws, may decrease the growth in the use of the Internet, which could in turn decrease the demand for MapQuest's service, increase MapQuest's cost of doing business or otherwise have a material adverse effect on MapQuest's business, financial condition and results of operations.

  Liability for Information Retrieved from mapquest.com and from the Internet

   Content may be accessed on mapquest.com or on the websites of MapQuest's distribution partners, and this content may be downloaded by users and subsequently transmitted to others over the Internet. This could result in claims against MapQuest based on a variety of theories, including negligence, copyright or trademark infringement or other theories based on the nature, publication and distribution of this content. These types of claims have been brought, sometimes successfully, against providers of Internet services in the past. MapQuest could also be exposed to liability with respect to third-party content that may be posted by users in chat rooms or bulletin boards offered by certain of MapQuest's distribution partners. It is also possible that if any information, including information deemed to constitute professional advice such as legal, medical, financial or investment advice, provided on mapquest.com contains errors or false or misleading information, third parties could make claims against MapQuest for losses incurred in reliance on such information. The mapquest.com website contains over fifty human-filtered annotated links to other websites. As a result, MapQuest may be subject to claims alleging that, by directly or indirectly providing links to other websites, MapQuest is liable for copyright or trademark infringement or the wrongful actions of third parties through their respective websites. The Communications Decency Act of 1996 provides that, under certain circumstances, a provider of Internet services shall not be treated as a publisher or speaker of any information provided by a third-party content provider. This safe harbor has been interpreted to exempt certain activities of providers of Internet services. MapQuest's activities may prevent it from being able to take advantage of this safe harbor provision. While MapQuest attempts to reduce its exposure to such potential liability through, among other things, provisions in guide agreements, user policies and disclaimers, the enforceability and effectiveness of such measures are uncertain.

   MapQuest's general liability insurance may not cover all potential claims to which MapQuest is exposed and may not be adequate to indemnify MapQuest for all liability that may be imposed. Any imposition of liability that is not covered by insurance or is in excess of insurance coverage could have a material adverse effect on MapQuest's business, financial condition and results of operations. Even to the extent that such claims do not result in liability to MapQuest, MapQuest could incur significant costs in investigating and defending against such claims. Potential liability for information disseminated through mapquest.com could lead MapQuest to implement measures to reduce its exposure to such liability, which may require the expenditure of substantial resources and limit the attractiveness of MapQuest's service to users.

  Privacy Concerns

   The Federal Trade Commission (FTC) is considering adopting regulations regarding the collection and use of personal identifying information obtained from individuals when accessing websites. While MapQuest has implemented or intends to implement programs designed to enhance the protection of the privacy of its users, including children, there can be no assurance that such programs will conform with any regulations adopted by the FTC. The FTC's regulatory and enforcement efforts may adversely affect the ability to collect demographic and personal information from users, which could have an adverse effect on MapQuest's ability to provide highly targeted opportunities for advertisers and e-commerce marketers. Any such developments would have a material adverse effect on MapQuest's business, financial condition and results of operations.

   The European Union (EU) has adopted a directive that imposes restrictions on the collection and use of personal data. This directive could, among other things, affect U.S. companies that collect information over the Internet from individuals in EU member countries, and may impose restrictions that are more stringent than current Internet privacy standards in the United States. This directive does not, however, define what standards of privacy are adequate. As a result, there can be no assurance that this directive will not adversely affect the activities of entities such as MapQuest that engage in data collection from users in EU member countries.

  Internet Taxation

   A number of legislative proposals have been made at the federal, state and local level, and by certain foreign governments, that would impose additional taxes on the sale of goods and services over the Internet and certain states have taken measures to tax Internet-related activities. Such legislation or other attempts at regulating commerce over the Internet may substantially impair the growth of commerce on the Internet and, as a result, adversely affect MapQuest's opportunity to derive financial benefit from such activities.

  Domain Names

   Domain names are the user's Internet "addresses." The current system for registering, allocating and managing domain names has been the subject of litigation, including trademark litigation, and of proposed regulatory reform. Although MapQuest has registered "mapquest.com" as a trademark, third parties may bring claims for infringement against MapQuest for the use of this trademark. There can be no assurance that MapQuest's domain names will not lose their value, or that MapQuest will not have to obtain entirely new domain names in addition to or in lieu of its current domain names if reform efforts result in a restructuring in the current system.

  Jurisdictions

   Due to the global nature of the Internet, it is possible that, although transmissions by MapQuest over the Internet originate primarily in Denver, Colorado, the governments of other states and foreign countries might attempt to regulate MapQuest, MapQuest's business activities, MapQuest's transmissions or prosecute MapQuest for violations of their laws which could have a material adverse effect on MapQuest's business, financial condition and results of operations. In addition, as MapQuest's service is available over the Internet in multiple states and foreign countries, such jurisdictions may require MapQuest to qualify to do business as a foreign corporation in each such state or foreign country, which could subject MapQuest to taxes and penalties and could result in the inability of MapQuest to enforce contracts in such jurisdictions.

Intellectual Property

   MapQuest regards its copyrights, trademarks, trade secrets and similar intellectual property as critical to its success. MapQuest relies upon a combination of trademark and copyright law, trade secret protection and contractual restrictions with employees, customers, partners and others to protect its proprietary rights. MapQuest does not currently hold any patents. If MapQuest fails to adequately protect its proprietary rights, or if it becomes involved in intellectual property litigation its business, financial condition and results of operations could be materially and adversely affected.

   Despite MapQuest's efforts to protect our proprietary rights, third parties may infringe or misappropriate these rights, which could result in a material adverse effect on MapQuest's business, financial condition and results of operations. In the ordinary course of business MapQuest has been, and expects to continue to be, subject to claims, including claims of alleged infringement of the trademarks and other proprietary rights of third parties. Furthermore, the validity, enforceability and scope of protection of proprietary rights in Internet-related industries is uncertain and still evolving. MapQuest expects that infringement claims in its markets will increase in number as more participants enter the market. Such claims and any resultant litigation, should it occur, could subject MapQuest to significant liability for damages and could result in the invalidation of our proprietary rights. In addition, even if we prevail, such litigation could be time-consuming and expensive to defend, and could result in the diversion of MapQuest's time and attention, any of which could materially adversely affect its business, financial condition and results of operations. Any claims from third parties may also result in limitation on MapQuest's ability to use the trademarks and other intellectual property subject to such claims unless it enters into agreements with the third parties responsible for such claims, which may be unavailable on commercially reasonable terms.

   MapQuest has also been approached by Unisys concerning a license under U.S. Patent No. 4,558,302, which covers certain data compression technology commonly referred to as the Lempel-Zev-Welch or "LZW" algorithm. Unisys and MapQuest are presently engaged in negotiations concerning a possible license under the '302 patent. Unisys has not filed a lawsuit, although it has suggested the possibility of litigation to enforce the '302 patent if negotiations are unsuccessful. Under the terms of the merger agreement, MapQuest may not settle certain claims without America Online's consent.

   Pursuant to an indemnity obligation, MapQuest defended Moore U.S.A., Inc., in a legal proceeding filed by Mark Tornetta on December 14, 1998 in the United States District Court for the Eastern District of Pennsylvania. Mr. Tornetta alleged that Moore U.S.A., Inc. infringed his patent describing a specific method for searching real estate properties. This case was dismissed without prejudice.

   Rand McNally has written a letter to National Geographic claiming that National Geographic's laminated maps infringe upon one of its patents. MapQuest has agreed to take responsibility pursuant to its indemnification obligations. MapQuest believes that this claim will be settled for approximately $10,000.

Employees

   As of December 31, 1999, MapQuest employed 335 persons, including 57 cartographers, 12 GIS/database analysts, 91 software/systems/Internet engineers, 109 persons in sales, marketing and customer-support, and 66 persons in general and administrative areas. None of MapQuest's employees is represented by a labor union and MapQuest believes it has good employee relations.

   MapQuest believes that its future success will depend in part on its continued ability to attract, integrate, retain and motivate highly qualified sales, technical, and managerial personnel, and upon the continued service of MapQuest's senior management and key sales and technical personnel. There can be no assurance that

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MapQuest will successfully attract, integrate, retain and motivate a sufficient number of qualified personnel to conduct its business in the future.

Facilities

   MapQuest's headquarters are located in Mountville, Pennsylvania, where MapQuest currently leases approximately 62,000 square feet under a ten-year lease expiring in March 2007. In addition, MapQuest maintains executive offices in New York, New York, where MapQuest leases approximately 9,000 square feet under a nine-year lease expiring in May 2008. MapQuest also leases approximately 7,200 square feet in Columbia, Maryland under a two-year lease expiring in June 2000, approximately 19,400 square feet in Denver, Colorado under a three-year lease expiring in November 2002, approximately 11,520 square feet in Mount Joy, Pennsylvania under a three-year lease expiring in December 2000 and approximately 3,600 square feet in the Hague, Netherlands under a sixteen-month lease expiring in December 2000. MapQuest also leases sales office space in Redwood Shores, California, Wakefield, Massachusetts, Chicago, Illinois, and Atlanta, Georgia. These offices are approximately 250 to 2,200 square feet with lease terms of one month to five years.

Legal Proceedings

   Pursuant to an indemnity obligation, MapQuest defended Moore U.S.A., Inc., in a legal proceeding filed by Mark Tornetta on December 14, 1998 in the United States District Court for the Eastern District of Pennsylvania. Mr. Tornetta alleged that Moore U.S.A., Inc. infringed his patent describing a specific method for searching real estate properties. This case was dismissed without prejudice.

   Rand McNally has written a letter to National Geographic claiming that National Geographic's laminated maps infringe upon one of its patents. MapQuest has agreed to take responsibility pursuant to its indemnification obligations. MapQuest believes that this claim will be settled for approximately $10,000.

   MapQuest has also been approached by Unisys concerning a license under U.S. Patent No. 4,558,302, which covers certain data compression technology commonly referred to as the Lempel-Zev-Welch or ALZW@ algorithm. Unisys and MapQuest are presently engaged in negotiations concerning a possible license under the '302 patent. Unisys has not filed a lawsuit, although it has suggested the possibility of litigation to enforce the '302 patent if negotiations are unsuccessful. Under the terms of the merger agreement, MapQuest may not settle certain claims without America Online's consent.

   Universal Map Enterprises, Inc. filed a lawsuit against MapQuest and America Online in the United States District Court in the Western District of New York. In that lawsuit, Universal Map Enterprises alleges claims against MapQuest for breach of contract, conversion and specific performance, and against America Online for tortious interference with business arrangements, in connection with an alleged agreement to sell MapQuest's online electronic commerce website, MapStore.com, to Universal Map. Since the commencement of the action, Universal Map has subsequently agreed to dismiss America Online from the action without prejudice. Universal Map is seeking to recover $1,000,000 in damages and/or specific performance of the alleged agreement, plus costs and fees. MapQuest and Universal Map have entered into a stipulation whereby MapQuest has agreed not to frustrate the ability of Universal Map to enforce a judgment for specific performance against MapQuest if so rendered. MapQuest denies liability and intends to vigorously defend the action.

   ICM Conferences, Inc. and International Championship Management, Inc. filed a claim against MapQuest in the Superior Court of the State of California for the County of San Francisco alleging breach of contract relating to the lease of exhibition space. The parties seek to recover $46,610, plus costs and reasonable fees incurred. MapQuest denies any liability and intends to vigorously defend the action.


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

           MAPQUEST MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   The following information should be read in conjunction with the historical financial information and the notes thereto included in this proxy statement/prospectus and MapQuest's financial statements and notes thereto.

   The following discussion of the financial condition and results of operations of MapQuest contains forward-looking statements relating to future events and the future performance of MapQuest within the meaning of Section 27a of the Securities Act of 1993, as amended, and Section 21e of the Securities Exchange Act of 1934, as amended. Investors are cautioned that such statements involve risks and uncertainties. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results and outcomes may differ materially from what is expressed or forecasted in any such forward-looking statements. Such risks and uncertainties include those set forth in MapQuest's registration statement on Form S-1, particularly under the section entitled "Risk Factors." MapQuest undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

   MapQuest is a leading online provider of mapping and destination information. MapQuest provides comprehensive online mapping solutions to businesses and provides customized maps, destination information and driving directions to consumers. MapQuest has three lines of business: Internet business products and services, Internet consumer products and services and digital mapping products and services.

   Since 1967, MapQuest has provided traditional cartographic products and services. In 1989, MapQuest began offering digital mapping products and services. Beginning in 1991, MapQuest introduced map-generating products and services which evolved into online mapping and routing applications. During the first quarter of 1996, MapQuest launched mapquest.com and initiated sales and marketing efforts to build brand awareness and to generate advertising revenues from its website. In the third quarter of 1996, MapQuest began providing online mapping and destination information products and services from its website to companies with an Internet presence and to high-traffic websites offering users a wide range of information and services on their websites, which are commonly referred to as portal websites. In 1997, MapQuest increased its focus on its Internet business and consumer lines of business by devoting significant resources to the mapquest.com web site and to its other Internet products and services. In 1998, MapQuest introduced its MapQuest Enterprise Server. MapQuest's Enterprise Server is designed to provide mapping and routing capability to high volume websites.

   MapQuest derives its revenues from three lines of business:

   Business Products and Services. MapQuest provides Internet products and services to companies with an Internet presence and to portal web sites. These companies typically contract for MapQuest's services on an annual basis in consideration for a service fee based on usage and an initial set-up fee. MapQuest recognizes service fees ratably over the period of the service. Revenues from the set-up fee are recognized upon completion of the related installation services. Revenues for software and data licenses relating to MapQuest business products are recognized upon delivery of the product. Further, under those agreements where MapQuest has a maintenance or upgrade obligation, MapQuest recognizes revenue for these obligations over the period of the obligation. Revenues from systems integration contracts, typically long-term fixed-price contracts, are recognized on the percentage-of-completion method. MapQuest has also historically provided business products and services for non-Internet applications by licensing software and data and by providing professional services on a time and material basis or a fixed-fee basis.

   Consumer Products and Services. Through mapquest.com, MapQuest derives revenues primarily from the sale of advertising and sponsorships. Advertising rates vary depending on whether the advertisements are

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

delivered to a general audience or a targeted audience based on specific geographic location. Advertising revenues are typically recognized ratably over the period in which the advertisements are displayed, provided that no significant obligations remain and the collection of the resulting receivable is likely. MapQuest may guarantee its advertisers a pre-set level of impressions on mapquest.com. Impression refers to a delivery of an advertisement to a user. If the guaranteed impressions are not met, MapQuest defers recognition of the corresponding revenue until the guaranteed impressions are achieved. Sponsorship contracts may have longer terms and may allow sponsors to be exclusive sponsors of portions of mapquest.com or particular advertising categories.

   Digital Mapping Products and Services. MapQuest derives revenues from providing digital mapping services to businesses and from the sale of mapping products to distributors, retailers, and corporate customers. MapQuest typically receives fees and payments on a time and material basis or a fixed fee basis. Revenues from these services are recognized when the projects are completed. In addition, revenues from long-term contracts are recognized on the percentage-of-completion method, measured as the number of hours incurred to date as a percentage of estimated total labor hours for each contract. MapQuest also licenses software and data for a license fee and/or royalties. License fees are recognized upon delivery of the software and data. Royalty revenue is recognized upon receipt of payment. With respect to the sale of mapping products, MapQuest is paid negotiated amounts, depending on volume, from retailers and distributors, subject to minimum sales and return arrangements.

   As a result of MapQuest's relatively recent focus on the Internet and the emerging nature of the Internet markets in which it competes, MapQuest is limited in its ability to accurately forecast its revenue. MapQuest's current and future expense levels are based largely on its estimates of future revenue and are to a large extent fixed. Accordingly, MapQuest may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall, and a shortfall in revenue in relation to MapQuest's expectations could have a material adverse effect on MapQuest's business, financial condition and results of operations. In addition, MapQuest currently intends to significantly increase its operating expenses to develop and enhance its technology, to create, introduce and enhance its service offerings, to acquire and develop content, to fund increased sales and marketing expenses and to enter into new strategic agreements. To the extent that such expenses precede or are not subsequently followed by increased revenue, MapQuest's business, financial condition and results of operations could be materially adversely affected.

   MapQuest's annual operating results are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside MapQuest's control. Factors that will influence MapQuest's operating results include: (i) MapQuest's ability to retain existing portals, and online clients, to attract new online clients at a steady rate and to maintain business customer and end-user satisfaction; (ii) the announcement or introduction of new websites, Web stores, services and products by MapQuest and its competitors; (iii) price competition and margin erosion; (iv) the rate at which the online market for the purchase of products and services continues to emerge; (v) MapQuest's ability to upgrade and develop its systems and infrastructure; (vi) the termination of any account that represents a significant portion of its sales;
(vii) technical difficulties or system downtime; (viii) MapQuest's ability to attract new personnel in a timely and effective manner; (ix) MapQuest's ability to increase the proportion of sales from portals and online clients; (x) the failure of Internet bandwidth to increase over time and/or an increase in the cost to end-users of obtaining or utilizing Internet bandwidth; and (xi) certain U.S. and foreign government regulations. MapQuest also may, as inducement to obtain certain strategic contracts, offer favorable pricing terms to portals, software publishers and online retailers which would reduce its gross margins. As a result, MapQuest believes that it will continue to incur operating losses in the future. Due to the foregoing factors, MapQuest's annual operating results may fall below the expectations of securities analysts and investors. In such event, the trading price of the common stock would likely be materially adversely affected.

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

Results of Operations

   The following table sets forth the results of operations for MapQuest expressed as a percentage of net revenues:

                                      Nine Months Ended      Year ended
                                        September 30,       December 31,
                                      ------------------  -------------------
                                        1999      1998    1998   1997   1996
                                      --------  --------  -----  -----  -----
Revenue
  Business...........................     36.5%     27.4%  26.4%  22.2%  35.9%
  Consumer...........................     18.6%      4.5%   5.6%   6.0%   0.7%
                                      --------  --------  -----  -----  -----
  Total business and consumer........     55.1%     31.8%  32.0%  28.2%  36.6%
  Digital Mapping....................     44.9%     68.2%  68.0%  71.8%  63.4%
                                      --------  --------  -----  -----  -----
  Total revenues.....................    100.0%    100.0% 100.0% 100.0% 100.0%
Cost of revenues
  Business and consumer..............     29.5%     19.8%  19.5%  21.2%  22.1%
  Digital mapping....................     34.9%     50.5%  51.9%  50.3%  40.8%
                                      --------  --------  -----  -----  -----
  Total cost of revenues.............     64.4%     70.3%  71.4%  71.5%  62.9%
                                      --------  --------  -----  -----  -----
Gross profit.........................     35.6%     29.7%  28.6%  28.5%  37.1%
Operating expenses
  Sales and marketing................     55.4%     20.8%  21.2%  33.9%  22.8%
  Product development................     16.4%     13.5%  12.0%  23.6%  13.4%
  General and administrative.........     14.2%      8.5%   9.4%   8.5%   9.7%
                                      --------  --------  -----  -----  -----
  Total operating expenses...........     86.0%     42.9%  42.6%  65.9%  45.9%
                                      --------  --------  -----  -----  -----
Operating loss.......................    -50.5%    -13.2% -14.0% -37.4%  -8.8%
Interest income and expense, net.....      4.4%      0.3%   0.2%   0.6%   1.0%
Other income.........................      0.8%      1.3%   1.0%   1.2%   1.2%
                                      --------  --------  -----  -----  -----
Loss before provision for income
 taxes...............................    -45.3%    -11.7% -12.8% -35.5%  -6.6%
Provision for income taxes...........      0.0%      0.0%   0.0%   0.0%   0.0%
                                      --------  --------  -----  -----  -----
Net loss.............................    -45.3%    -11.7% -12.8% -35.5%  -6.6%
                                      ========  ========  =====  =====  =====

Nine Months Ended September 30, 1999 as Compared to 1998

  Revenues

   Revenues were $23.4 million for the first nine months of 1999, compared to $17.8 million for the corresponding period in 1998. The increase in revenues for the first nine months of 1999 compared to the same period in 1998 is primarily attributable to increased business and consumer Internet related revenues. As a result of MapQuest's increased focus on positioning itself as an Internet company, the number of business customers using MapQuest's Internet mapping services increased from 313 at September 30, 1998 to 780 at September 30, 1999, an increase of 149%. The consumer segment also experienced increases in revenue as a result of increased resources devoted to direct sales of advertising in addition to MapQuest's third-party advertising sales representative. These increases reflected in 1999 were partially offset by lower digital mapping services volume as compared to the same period in 1998. For the nine-months ended September 30, 1999, as a percent of total revenues, business and consumer related revenues and digital mapping revenues were 55.1% and 44.9%, respectively, compared to 31.8% and 68.2% respectively for the nine-months ended September 30, 1998. MapQuest expects its percentage of business and consumer related revenues to continue to increase in the future.

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

  Cost of Revenues

   Cost of revenues consists primarily of compensation for operations personnel and related operations costs, including depreciation of operating assets, third-party data and royalties, print and paper costs for printed products, and subcontractor costs. Cost of revenues increased to $15.1 million for the first nine months of 1999, as compared to $12.6 million for the corresponding period in 1998. This increase was primarily due to increased costs associated with adding staff and related expenses to support the expansion of our Internet products and services as traffic on the mapquest.com website grew and the number of business clients increased.

  Operating Expenses

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, travel-related expenses, sales promotion expenses, public relations expenses and costs of marketing materials. For the nine months ended September 30, 1999, sales and marketing expenses were $13.0 million, or 55.4% of revenues. In comparison, the nine months ended September 30, 1998 sales and marketing expenses were $3.7 million, or 20.8% of revenues. This increase is primarily attributable to MapQuest's marketing promotions and advertising efforts as well as an increase to the number of sales and marketing personnel and related expenses.

   Product Development. Product development expenses consist primarily of the costs of developing new products and services and modifying existing products and services, including software and data. These costs consist primarily of salaries for product development personnel and related expenses, contract labor expense and consulting fees. Product development expenses were $3.8 million for the nine months ended September 30, 1999, and $2.4 million for the nine months ended September 30, 1998. As a percentage of revenues, these expenses were 16.4% for the nine-month period ended September 30, 1999 versus 13.5% for the comparable period in 1998. This increase was primarily attributable to increased business and consumer product development expenses.

   General and Administrative. General and administrative expenses consist primarily of salaries and related expenses for general corporate functions, including executive, accounting and administrative personnel, and legal expenses. General and administrative expenses were $3.3 million for the nine months ended September 30, 1999 compared to $1.5 million for the nine months ended September 30, 1998. As a percentage of revenues, these expenses were 14.2% for the nine-month period ended September 30, 1999, compared to 8.5% for the nine-month period ended September 30, 1998. This increase was primarily attributable to increased salaries and related expenses associated with hiring additional personnel as a result of company growth. Additional costs related to being a publicly held entity, including additional personnel, as well as directors' and officers' liability insurance and professional services fees were also incurred in 1999.

  Interest Income and Expense, Net

   Interest income was $1.0 million for the first nine months of 1999, compared to $0.1 million for the corresponding period in 1998. This increase was due to changes in average cash and cash equivalent and short-term investment balances as a result of the proceeds received from the public offering in May 1999.

  Income Taxes

   MapQuest paid no income taxes for the nine months ended September 30, 1998 and 1999, as MapQuest incurred net operating losses for those periods. Due to the uncertainty of future profitability, MapQuest has not recognized any potential future tax benefits of net operating loss carryforwards.

Year Ended December 31, 1998 as Compared to 1997

  Revenues

   Total revenues increased by $3.3 million from $21.4 million in 1997 to $24.7 million in 1998. Revenue for the top 10 customers of MapQuest as a percent of total revenue decreased from 44.5% in 1997 to 27.2% in 1998.

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

   Business Revenues. Business revenues increased by $1.7 million from $4.8 million in 1997 to $6.5 million in 1998. This increase was primarily due to an increase in the number of businesses using MapQuest's products and services and the introduction of additional products and services. In addition, during 1998 MapQuest introduced its Enterprise Server products and services. MapQuest expects its business products and services revenues to become a greater percentage of its total revenue in the future. As a percent of total revenues, business revenues increased from 22.2% in 1997 to 26.4% in 1998.

   Consumer Revenues. Consumer revenues increased $0.1 million from $1.3 million in 1997 to $1.4 million in 1998. This increase was due to increased advertising sales, including advertisements placed on its website and sponsorship advertisements. During 1998, MapQuest changed its third-party advertising sales representative organization. Consequently, MapQuest did not recognize revenues from third-party advertising sales representative organizations during this transition. MapQuest expects to continue to derive revenue from selling advertisements on mapquest.com and also expects that revenues from its consumer business will increase as a percentage of its total revenue. As a percent of total revenues, consumer revenues decreased from 6.0% in 1997 to 5.6% in 1998.

   Digital Mapping Revenues. Digital mapping revenues increased by $1.4 million from $15.4 million in 1997 to $16.8 million in 1998. This increase was primarily due to increased sales of printed products, including the National Geographic Road Atlas and the National Geographic American Road Atlas. MapQuest expects digital mapping revenues will decrease as a percentage of total revenue as MapQuest believes the growth in this business line to be slower than that of the Internet consumer and business lines of business. As a percent of total revenues, digital mapping revenues decreased from 71.8% in 1997 to 68.0% in 1998.

  Cost of Revenues

   Cost of revenues consists primarily of compensation for operations personnel and related operations costs, including depreciation of operating assets, third-party royalties, print and paper costs for printed products, and subcontractor costs. Cost of revenues increased by $2.3 million from $15.3 million in 1997 to $17.6 million in 1998. This increase was primarily due to the increased cost of printed products for distributors, retailers and corporate customers and higher depreciation costs associated with computer hardware purchases.

  Operating Expenses

   Sales and Marketing. Sales and marketing expenses consist primarily of salaries, commissions, travel related expenses, sales promotion expenses, public relations expenses and costs of marketing materials. Sales and marketing expenses decreased by $2.1 million from $7.3 million in 1997 to $5.2 million in 1998. This decrease reflects lower promotional costs and personnel expenses as MapQuest implemented expense reduction efforts in early 1998. These expense reductions included a reduction in personnel, decreased travel expenses and lower spending for sales promotions involving trade shows and public relations. These expense reduction efforts were undertaken as MapQuest revised its business strategy.

   Product Development. Product development expenses are primarily the costs of developing new products and services and modifying existing products and services, including software and data. These expenses consist primarily of salaries for product development personnel and related expenses, contract labor expense, and consulting fees. Product development expenses decreased by $2.0 million from $5.0 million in 1997 to $3.0 million in 1998. The decrease from 1997 to 1998 was primarily due to decreases in personnel and related expenses as MapQuest implemented the expense reduction efforts described in the preceding paragraph in early 1998. MapQuest plans to increase product development expenditures significantly for MapQuest's business and consumer products and services in absolute dollars in future periods.

   General and Administrative. General and administrative expenses consist primarily of payroll and related expenses for MapQuest's executive, accounting and administrative personnel, professional services and other general corporate expenses. These expenses increased by $0.5 million from $1.8 million in 1997 to $2.3 million in 1998. The increase from 1997 to 1998 was primarily due to costs associated with the hiring of a new Chief Executive Officer and for additional professional services. MapQuest anticipates hiring additional personnel and

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

incurring additional costs related to being a publicly held entity, including directors' and officers' liability insurance, investor relations programs and professional service fees.

  Interest Income and Expense, Net

   Interest income was $0.1 million in 1997 and 1998.

  Other Income

   Other income decreased $0.1 million from $0.3 million in 1997 to $0.2 million in 1998. This decrease was primarily due to lower equity in the earnings of a joint venture that serves a number of automobile clubs with trip routing services.

  Income Taxes

   MapQuest paid no income taxes in 1997 or 1998. Other than for the fiscal year ended December 31, 1995, MapQuest has incurred a net loss for each period since incorporation. As of December 31, 1998, MapQuest had approximately $11.7 million of net operating loss carryforwards for federal income tax purposes, which expire beginning in 2009. Due to the uncertainty of future profitability, a valuation allowance equal to the deferred tax asset has been recorded. Changes in ownership resulting from transactions among MapQuest's stockholders and sales of common stock may limit the future annual realization of the tax net operating loss carryforwards under Section 382 of the Internal Revenue Code of 1986.

Year Ended December 31, 1997 as Compared to 1996

  Revenues

   Total revenues increased by $1.8 million from $19.6 million in 1996 to $21.4 million in 1997. Revenue for the top 10 customers of MapQuest as a percent of total revenue decreased from 58.3% in 1996 to 44.5% in 1997.

   Business Revenues. Business revenues decreased by $2.2 million from $7.0 million in 1996 to $4.8 million in 1997 as MapQuest transitioned its focus from non-Internet client/server based products and services to Internet products and services.

   Consumer Revenues. Consumer revenues increased $1.2 million from $0.1 million in 1996 to $1.3 million in 1997. This increase was primarily due to increased advertising sales on mapquest.com.

   Digital Mapping Revenues. Digital mapping revenues increased $3.0 million from $12.4 million in 1996 to $15.4 million in 1997. This increase reflects increased sales from printed products for retail, wholesale and corporate customers, particularly the introduction of the National Geographic Road Atlas.

  Cost of Revenues

   Cost of revenues increased by $3.0 million from $12.3 million in 1996 to $15.3 million in 1997. This increase was primarily due to the increased cost of printed products for distributors, retailers and corporate customers and increased costs for operational personnel and related costs.

  Operating Expenses

   Sales and Marketing. Sales and marketing expenses increased $2.8 million from $4.5 million in 1996 to $7.3 million in 1997. This increase was primarily due to increased expenses for the hiring of additional personnel and for increased promotional expenses.


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

   Product Development. Product development expenses increased $2.4 million from $2.6 million in 1996 to $5.0 million in 1997. This increase was primarily the result of the development of the National Geographic Road Atlas and the hiring of additional personnel to develop MapQuest's Internet products and services.

   General and Administrative. General and administrative expenses decreased $0.1 million from $1.9 million in 1996 to $1.8 million in 1997. This decrease was primarily due to lower personnel costs resulting from expense reduction efforts as MapQuest revised its business strategy.

  Interest Income and Expense, Net

   Interest income decreased $0.1 million from $0.2 million in 1996 to $0.1 million in 1997. This decrease resulted primarily from changes in average cash and cash equivalent balances.

  Other Income

   Other income remained constant at $0.2 million in 1996 and in 1997.

  Income Taxes

   MapQuest paid no income taxes in 1997. Income taxes paid in 1996 were less than $0.1 million.

Liquidity and Capital Resources

   MapQuest has financed its operations to date primarily through the public sale of common stock, private placement of equity securities, funds from operations and bank borrowings. As of September 30, 1999, MapQuest had $29.7 million of cash and cash equivalents and $17.9 million in short-term investments.

   Net cash used in operating activities was $1.1 million for the nine months ended September 30,1998, and $10.6 million for the nine months ended September 30, 1999. In both periods cash used by operating activities was primarily a result of net losses.

   Net cash used in operating activities was $9.5 million in 1997 and $0.8 million in 1998. In 1997, cash used by operating activities was primarily a result of a net loss and increased working capital. In 1998, cash used by operating activities was primarily a result of a net loss.

   Net cash used in investing activities was $0.9 million for the nine months ended September 30, 1998 and $21.6 million for the nine months ended September 30, 1999. This increase was due to the purchase of short-term investments of $17.9 million with a portion of the initial public offering proceeds and a $2.8 million increase related to property and equipment purchases over 1998 levels.

   Net cash used in investing activities was $1.5 million in 1996, $1.3 million in 1997 and $1.1 million in 1998. Cash used in investing activities in each period was primarily related to purchases of property and equipment. In addition, in 1996 MapQuest acquired the assets of a map specialty supplier.

   Net cash used in financing activities was less than $0.1 million for the nine months ended September 30,1998, and net cash provided by financing activities was $61.3 million for the nine months ended September 30, 1999. In 1999, the net amount of $61.3 million resulted primarily from the sale of common stock, net of the redemption of preferred stock.

   Net cash provided by financing activities was $11.4 million in 1997. In 1997, cash provided by financing activities was primarily attributable to net proceeds from the issuance of convertible preferred stock.

   MapQuest's capital commitments for the nine month period ended September 30, 1998 and the nine month period ended September 30, 1999 consisted of obligations under facilities and operating leases. Management

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anticipates that it will experience an increase in its capital expenditures and lease commitments consistent with its anticipated growth in operations, infrastructure and personnel, in addition to committing resources to promoting its brand name and building marketing and sales forces.

   In May 1999, the Company completed an initial public offering of 4,600,000 shares of its common stock at a public offering price of $15 per share, which generated approximately $62.1 million in net proceeds to MapQuest.

   Upon the closing of the Company's initial public offering in May 1999, all of the outstanding shares of MapQuest's Series A and Series C Preferred Stock were converted into 27,122,455 shares of common stock and all of the outstanding shares of MapQuest's Series B Preferred Stock were redeemed for approximately $8.6 million.

   During June 1999, the underwriters of MapQuest's initial public offering exercised an over-allotment option for 597,990 shares of MapQuest's common stock at the initial public offering price of $15 per share, which generated approximately $7.7 million in net proceeds to MapQuest.

   MapQuest believes its existing cash and cash equivalents, and short-term investments will be sufficient to meet its anticipated cash needs for working capital and capital expenditures for at least the next twelve months. Our future capital requirements will depend on many factors, including the level of investment we make in new technologies and improvements to existing technologies and the levels of monthly expenses required to launch new products and services.

New Accounting Pronouncements

   The Securities and Exchange Commission and the accounting standards setters have been challenging, clarifying and determining the accounting by Internet companies for various kinds of revenues and costs. Recently, the Securities and Exchange Commission's staff issued Staff Accounting Bulletin 101 (SAB 101) which addresses revenue recognition and display issues. The Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board has reached a consensus position on several issues. MapQuest is evaluating the impact of the SAB and EITF rules to determine whether changes in accounting methods are required. The EITF will be considering other rule changes that could also require changes to MapQuest's accounting methods.

Quantitative and Qualitative Disclosures About Market Risk

   Net proceeds from the initial public offering have been invested in short-term, interest bearing, investment grade obligations with various maturities ranging from one day to less than six months. Therefore, in the near term, MapQuest's primary exposure to market risk will result from interest rates associated with these investments.

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          COMPARISON OF RIGHTS OF HOLDERS OF MAPQUEST COMMON STOCK AND
                          AMERICA ONLINE COMMON STOCK

   America Online and MapQuest are both organized under the laws of the State of Delaware. Any differences, therefore, in the rights of holders of America Online capital stock and MapQuest capital stock arise primarily from differences in their respective certificates of incorporation and by-laws. Upon completion of the merger, holders of MapQuest common stock will become holders of America Online common stock and their rights will be governed by Delaware law, the America Online restated certificate of incorporation and the America Online restated by-laws.

   This section of the proxy statement/prospectus describes the material differences between the rights of America Online stockholders and MapQuest stockholders. This section does not include a complete description of all differences among the rights of these stockholders, nor does it include a complete description of the specific rights of these stockholders. In addition, the identification of some of the differences in the rights of these stockholders as material is not intended to indicate that other differences that are equally important do not exist. You are urged to read carefully the relevant provisions of Delaware law, as well as the restated certificate of incorporation and restated by-laws of America Online and the certificate of incorporation and by-laws of MapQuest.

Capitalization

  Common Stock

   Both MapQuest and America Online have only one class of common stock issued and outstanding. All shares of America Online common stock are identical and entitle each holder to identical rights and privileges.

   Holders of both America Online and MapQuest common stock have the right to cast one vote for each share of their respective common stock held of record on all matters submitted to a vote of stockholders, including the election of directors. Neither holders of America Online common stock nor holders of MapQuest common stock have cumulative voting rights.

  Preferred Stock

   Both of our certificates of incorporation provide that our boards of directors are authorized to provide for the issuance of shares of undesignated preferred stock in one or more series, and to fix the designations, powers, preferences and rights of the shares of each series and any qualifications, limitations or restrictions thereof.

   The number of authorized shares of America Online undesignated preferred stock may be increased by the affirmative vote of the holders of a majority of America Online's common stock, without a vote of the holders of preferred stock, unless their vote is required pursuant to the terms of any preferred stock then outstanding. The number of authorized shares of undesignated preferred stock of America Online may be reduced or eliminated by the affirmative vote of the holders of 80% of the outstanding capital stock of America Online entitled to vote in the election of directors, voting together as a single class.

Classified Board of Directors

   Delaware law provides that a corporation's board of directors may be divided into various classes with staggered terms of office. Both MapQuest's and America Online's boards of directors are divided into three classes, as nearly equal in size as possible, with one class being elected annually. Members of America Online's board of directors are elected to serve a term of three years and until their successors are elected and qualified. America Online's classified board of directors may make it more difficult for a third party to gain control of America Online.

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Number of Directors

   America Online's board of directors currently has eleven members. The number of directors on America Online's board may only be changed by a vote of a majority of the directors, subject to the rights of the holders of any outstanding series of America Online preferred stock to elect additional directors. There is currently no preferred stock of America Online outstanding.

   MapQuest's board of directors currently consists of five directors. The number of directors on MapQuest's board shall not be less than three nor more than nine, the exact number of which is fixed from time to time by the board of directors.

Removal of Directors

   America Online directors, or the entire America Online board, may be removed for cause by the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of America Online entitled to vote in the election of directors, voting as a single class and subject to the rights of the holders of any outstanding series of America Online preferred stock. There is currently no preferred stock of America Online outstanding.

   America Online's restated certificate of incorporation states that "cause" means:

  .  conviction of a felony,

  .  declaration of unsound mind by order of a court,

  .  gross dereliction of duty, and

  . commission of an action which constitutes intentional misconduct or a knowing violation of law if that action results in both an improper substantial personal benefit and a material injury to America Online.

   MapQuest directors, or the entire MapQuest board, may be removed for cause by the affirmative vote of the holders of a majority of the MapQuest shares then entitled to vote in the election of directors. Neither MapQuest's certificate of incorporation nor by-laws defines "cause." Delaware law provides that unless otherwise provided in the certificate of incorporation or by-laws of a company, any director can be removed, with or without cause, by the holders of a majority of the shares entitled to vote for the election of directors of such company.

Filling Vacancies on the Board of Directors

   Vacancies in either of our boards of directors, including vacancies resulting from newly created directorships resulting from any increase in the authorized number of directors, may be filled only by a majority vote of the directors then in office, though less than a quorum. Delaware law provides that if, at the time of the filling of any vacancy or newly created directorship, the directors then in office constitute less than a majority of the authorized number of directors, the Chancery Court for the State of Delaware may, upon application of any stockholder or stockholders holding at least 10% of the total voting power of the capital stock, order an election to be held to fill the vacancy or replace the directors selected by the directors then in office.

   Newly created directorships or decreases in directorships in both of our boards of directors are to be apportioned among the classes of directors so as to make all classes as nearly equal in number as practicable, provided that no decreases in the number of directors on either of our board of directors may shorten the term of any director then in office.

   To the extent reasonably possible, any newly created America Online directorship will be added to the class of directors whose term of office is to expire at the latest date following the creation of that directorship,

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unless otherwise provided for by resolution of the majority of the directors then in office. Any newly eliminated America Online directorship will be subtracted from the class whose office is to expire at the earliest date following the elimination of the directorship, unless otherwise provided for by resolution of the majority of the directors then in office.

Limits on Stockholder Action by Written Consent

   Delaware law provides that, unless otherwise stated in the certificate of incorporation, any action which may be taken at an annual meeting or special meeting of stockholders may be taken without a meeting, if a consent in writing is signed by the holders of the outstanding stock having the minimum number of votes necessary to authorize the action at a meeting of stockholders.

   The America Online restated certificate of incorporation limits stockholders' ability to act by written consent by requiring any action by written consent to be unanimous.

   MapQuest stockholders may not take action by written consent.

Ability to Call Special Meetings

   Special meetings of America Online stockholders may be called by America Online's board of directors, by affirmative vote of a majority of the total number of authorized directors at that time, regardless of any vacancies, or by the chief executive officer.

   Special meetings of MapQuest stockholders may be called by a majority of MapQuest's board of directors, by the chairman of the board, by its president or at the request of stockholders holding at least 20% of the outstanding MapQuest shares of stock generally entitled to vote.

Advance Notice Provisions for Stockholder Nominations and Proposals

   Under the America Online restated by-laws, in order for a stockholder to nominate candidates for election to America Online's board of directors at any annual or any special stockholder meeting at which the board of directors has determined that directors will be elected, timely written notice must be given to the Secretary of America Online before the annual or special meeting. Similarly, in order for a stockholder to propose business to be brought before any annual stockholder meeting, timely written notice must be given to the Secretary of America Online before the annual or special meeting.

   Under America Online's restated by-laws, to be timely, notice of stockholder nominations or proposals to be made at an annual stockholder meeting must be received by the secretary of America Online no less than 60 days nor more than 90 days before the first anniversary of the preceding year's annual meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual meeting, notice will also be timely if delivered within 10 days of the date on which public announcement of the meeting was first made by America Online.

   In addition, if the number of directors to be elected is increased and no public announcement is made by America Online naming all of the nominees or specifying the size of the increased board of directors at least 70 days before the first anniversary of the preceding year's annual meeting, or, if the date of the annual meeting is more than 30 days before or 60 days after the anniversary of the preceding year's annual meeting, at least 70 days before the annual meeting, then a stockholder's notice will be considered timely, with respect to the nominees for any new positions created by the increase, if it is delivered to the secretary of America Online within 10 days of the date on which public announcement of the meeting was first made by America Online.

   A stockholder's notice to America Online must set forth all of the following:

  . all information required to be disclosed in solicitations of proxies for election of directors, or information otherwise required by applicable law, relating to any person that the stockholder proposes

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     to nominate for election or re-election as a director, including that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected,

  . a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed, and

  . the stockholder's name and address as they appear on America Online's books and the class and number of shares of America Online which are beneficially owned by the stockholder.

   Stockholder nominations and proposals will not be brought before any America Online stockholder meeting unless the nomination or proposal was brought before the meeting in accordance with America Online's stockholder advance notice procedure.

   The chairman of the America Online stockholder meeting has the power to determine whether the nomination or proposal was made by the stockholder in accordance with the advance notice procedures set forth in America Online's restated by-laws. If the chairman determines that the nomination or proposal is not in compliance with America Online's advance notice procedures, the chairman may declare that the defective proposal or nomination will be disregarded.

   The MapQuest by-laws allow stockholders to nominate candidates for election to MapQuest's board of directors at any annual or any special stockholder meeting at which the board of directors has determined that directors will be elected. In addition, the by-laws allow stockholders to propose business to be brought before any annual stockholder meeting. However, nominations and proposals may only be made by a stockholder who has given timely written notice to the secretary of MapQuest before the annual or special stockholder meeting.

   Under MapQuest's by-laws, to be timely, notice of stockholder nominations to be made at an annual stockholder meeting must be received by the secretary of MapQuest no less than 60 days before the first anniversary of the preceding year's annual stockholder meeting. If the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary of the preceding year's annual stockholder meeting, notice will also be timely if delivered within 10 days of the date on which public announcement of the meeting was first made by MapQuest.

   Under MapQuest's by-laws, to be timely, notice of a stockholder nomination for the election of directors to be made at a special stockholder meeting must be received no less than 7 days following the date on which notice of the special meeting was first made by MapQuest.

   In addition, under the by-laws, to be timely, notice of stockholder to propose business must be received by the secretary of MapQuest no less than 60 days prior to the annual meeting. If notice is given less than 70 days or prior public disclosure of the date of the meeting is given or made to stockholders, notice to be timely must be received no later than 10 days following the earlier of the day notice of the annual meeting was mailed or publicly disclosed.

   A stockholder's notice to MapQuest must set forth all of the following:

  . all information required to be disclosed in solicitations of proxies for election of directors, or information otherwise required by applicable law, relating to any person that the stockholder proposes to nominate for election or re-election as a director, including that person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected,

  . the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated,

  . a representation that the stockholder is a holder of record of stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice,

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  .  a description of all arrangements or understandings between the stockholder, each nominee or any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder, and

  . a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting that business at that meeting and any material interest of the stockholder in the business proposed.

   Stockholder nominations and business proposals will not be brought before any MapQuest stockholder meeting unless the nominations or proposal was brought before the meeting in accordance with MapQuest's stockholder advance notice procedure.

Amendment of Certificate of Incorporation

   Under Delaware law, an amendment to the certificate of incorporation of a corporation requires the approval of the corporation's board of directors and the approval of holders of a majority of the outstanding stock entitled to vote upon the proposed amendment, unless a higher vote is required by the corporation's certificate of incorporation.

   America Online's restated certificate of incorporation provides that the affirmative vote of the holders of 80% or more of the voting power of all of the then outstanding America Online capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to:

  . reduce or eliminate the number of authorized shares of America Online common stock or the number of authorized shares of America Online preferred stock, or

  . amend, repeal or adopt the provisions of America Online's restated certificate of incorporation relating to:

    .  undesignated preferred stock,

    . the board of directors, including the powers and authority expressly conferred upon the board of directors, the number of members, board classification, vacancies and removal,

    .  the manner in which stockholder action may be effected,

    . amendments to America Online's restated certificate of incorporation and restated by-laws,

    .  business combinations with interested stockholders of America
       Online,

    .  indemnification of officers and directors of America Online, and

    . the personal liability of directors of America Online or its stockholders for breaches of fiduciary duty.

   MapQuest's certificate of incorporation does not contain a provision that requires a vote greater than that required by Delaware law in order to amend its certificate of incorporation.

Amendment of By-laws

   Under Delaware law, stockholders entitled to vote have the power to adopt, amend or repeal by-laws. In addition, a corporation may, in its certificate of incorporation, confer such power upon the board of directors. The stockholders always have the power to adopt, amend or repeal the by-laws, even though the board may also be delegated such power.

   American Online's restated certificate of incorporation authorizes the America Online board of directors to adopt, amend or repeal any provision of America Online's restated by-laws by the affirmative vote of a majority of the total number of authorized directors. American Online's restated certificate of incorporation

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further provides that provisions of America Online's restated by-laws may be adopted, amended and repealed by the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote in the election of directors, voting together as a single class.

   MapQuest's board of directors and stockholders have concurrent power to adopt, amend or repeal MapQuest's by-laws. All such modifications must be approved by either a majority of the entire board of directors or the holders of a majority of the aggregate voting power of the outstanding capital stock entitled to vote.

State Anti-Takeover Statutes

   Under the business combination statute of Delaware law, a corporation is prohibited from engaging in any business combination with an interested stockholder who, together with its affiliates or associates, owns, or who became an affiliate of the corporation and within a three-year period did own, 15% or more of the corporation's voting stock for a three-year period following the time the stockholder became an interested stockholder, unless:

  . prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  . the interested stockholder owned at least 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder; or

  . at or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized by the affirmative vote, at an annual or special meeting and not by written consent, of at least 66 2/3% of the outstanding voting shares of the corporation, excluding shares held by that interested stockholder.

   A business combination generally includes:

  . mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

  . specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

  . other transactions resulting in a disproportionate financial benefit to an interested stockholder.

   The provisions of the Delaware business combination statute do not apply to a corporation if, subject to certain requirements, the restated certificate of incorporation or by-laws of the corporation contain a provision expressly electing not to be governed by the provisions of the statute or the corporation does not have voting stock listed on a national securities exchange, authorized for quotation on an inter-dealer quotation system of a registered national securities association or held of record by more than 2,000 stockholders.

   Neither America Online nor MapQuest has adopted any provision in its restated certificate of incorporation to "opt-out" of Section 203 and therefore, Section 203 applies to both America Online and MapQuest.

Limitation on Personal Liability of Directors and Officers

   Delaware law provides that a corporation may include in its certificate of incorporation a provision limiting or eliminating the liability of its directors to the corporation and its stockholders for monetary damages arising from a breach of fiduciary duty, except for:

  .  a breach of the duty of loyalty to the corporation or its stockholders;

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  .  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . payment of a dividend or the repurchase or redemption of stock in violation of Delaware law; or

  . any transaction from which the director derived an improper personal benefit.

   Both of our respective certificates of incorporation provide that, to the fullest extent Delaware law permits the limitation or elimination of the liability of directors, none of our respective directors will be liable to America Online or MapQuest, as applicable, or our respective stockholders for monetary damages for breach of fiduciary duty as a director.

Indemnification of Directors and Officers

   The Delaware General Corporation Law permits a corporation to indemnify officers and directors for actions taken in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action which they had no reasonable cause to believe was unlawful.

   In addition, Delaware law provides that a corporation may advance to a director or officer expenses incurred in defending any action upon receipt of an undertaking by the director or officer to repay the amount advanced if it is ultimately determined that he or she is not entitled to indemnification.

   Our respective certificates of incorporation and by-laws provide that any person who is or was a party or is threatened to be a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative, because that person is or was a director, officer or employee, or is or was serving at the request of either of us as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, will be indemnified against expenses, including attorney's fees, and held harmless by each of us to the fullest extent permitted by the Delaware General Corporation Law. The indemnification rights conferred by each of us are not exclusive of any other right to which persons seeking indemnification may be entitled under any statute, our respective certificates of incorporation or by-laws, any agreement, vote of stockholders or disinterested directors or otherwise. In addition, each of us is authorized to purchase and maintain insurance on behalf of its directors and officers.

   Additionally, each of us may pay expenses incurred by our directors or officers in defending a civil or criminal action, suit or proceeding because that person is a director or officer, in advance of the final disposition of that action, suit or proceeding. However, such payment will be made only if we receive an undertaking by or on behalf of that director or officer to repay all amounts advanced if it is ultimately determined that he or she is not entitled to be indemnified by us, as authorized by our respective certificates of incorporation and by-laws.

Fair Price Provision

   America Online's restated certificate of incorporation contains a "fair price" provision which states that certain "business combinations" with any "interested stockholder" may not be completed without an affirmative vote of the holders of at least 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of America Online, voting together as a single class, in addition to any other vote required by America Online's certificate of incorporation or Delaware law.

   This fair price provision does not apply if the business combination will have been approved either by a majority of the directors of America Online who are not affiliated with the interested stockholder, of which there must be at least two, or if certain price and procedural requirements, set forth in detail in America Online's restated certificate of incorporation, are met.

   The business combinations to which America Online's fair price provision applies include:

  . any merger or consolidation of America Online or any subsidiary with any interested stockholder or any other corporation, whether or not itself an interested stockholder, which is, or after the merger or

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     consolidation, would be, an affiliate of an interested stockholder who was an interested stockholder before the transaction,

  . any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions, to or with any interested stockholder or any affiliate of any interested stockholder, of any assets of America Online or any subsidiary having an aggregate fair market value, as determined in accordance with America Online's restated certificate of incorporation, equaling or exceeding 10% or more of the assets of America Online,

  . the issuance or transfer by America Online or any subsidiary, in one transaction or a series of transactions, of any securities of America Online or any subsidiary, to any interested stockholder or any affiliate of any interested stockholder in exchange for cash, securities or other property having an aggregate fair market value equaling or exceeding 10% of the combined fair market value of the outstanding shares of voting stock of America Online, except for any issuance or transfer pursuant to an employee benefit plan of America Online or any subsidiary,

  . the adoption of any plan or proposal for the liquidation or dissolution of America Online proposed by or on behalf of an interested stockholder or any affiliate of any interested stockholder, and

  . any reclassification of securities, including any reverse stock split, or recapitalization of America Online, or any merger or consolidation of America Online with any of its subsidiaries or any other transaction which has the effect, directly or indirectly, of increasing the proportionate amount of the outstanding shares of any class of equity or convertible securities of America Online or any subsidiary which is directly or indirectly owned by any interested stockholder or any affiliate of any interested stockholder.

   America Online's fair price provision defines an "interested stockholder" as any person, other than America Online or any America Online holding company or subsidiary, who or which:

  . is the beneficial owner, directly or indirectly, of more than 15% of the voting power of the outstanding voting stock of America Online,

  . is an affiliate of America Online and at any time within the two-year period immediately before the date in question was the beneficial owner, directly or indirectly, of 15% or more of the voting power of the outstanding voting stock of America Online, and

  . is an assignee of or has otherwise succeeded to any shares of voting stock of America Online which were, at any time within the two-year period immediately before the date in question, beneficially owned by any interested stockholder, if the assignment or succession did not occur as part of an initial public offering.

   The "fair price" provision may deter a purchaser from using two-tiered pricing and similar unfair or discriminatory tactics in an attempt to acquire America Online. The provision could also have the effect of discouraging a third party from making a tender or exchange offer for America Online, even though an offer by a third party might be beneficial to America Online and its stockholders.

   MapQuest's certificate of incorporation and by-laws do not contain a provision similar to the fair price provision that is contained in America Online's restated certificate of incorporation.

Stockholder Rights Plan

   In 1998, America Online adopted a stockholder rights plan pursuant to a rights agreement with BankBoston, N.A., as rights agent. Set forth below is a summary of the material provisions of the rights agreement. The summary does not include a complete description of all of the terms of the rights agreement. You are urged to read carefully the relevant provisions of America Online's rights plan, copies of which will be sent to America Online stockholders upon request. See "Where You Can Find More Information."

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   Exercisability of Rights. Under the America Online rights agreement, one right, referred to as an America Online right, attaches to each share of America Online common stock outstanding and, when exercisable, entitles the registered holder to purchase from America Online one quarter of one one-thousandth of a share of America Online series A-1 preferred stock at an initial purchase price of $900, subject to antidilution adjustments in the event of a stock split, stock dividend or similar transaction with respect to America Online series A-1 preferred stock.

   The America Online rights will not become exercisable until the earlier of:

  . ten days following a public announcement that a person has become the beneficial owner of 15% or more of the AOL common stock then outstanding;

  . ten days following the public disclosure of facts indicating that a person has become the beneficial owner of 15% or more of the America Online common stock then outstanding; and

  . ten business days, or such later date as may be determined by the board of directors of America Online, following the commencement of, or the announcement of an intention to commence, a tender offer or exchange offer that would result in a person becoming the beneficial owner of 15% or more of the America Online common stock then outstanding.

   In connection with the proposed merger between America Online and Time Warner, the America Online rights agreement was amended to provide that neither Time Warner nor AOL Time Warner will cause the America Online rights to become exercisable solely by reason of that merger.

   "Flip In" Feature. In the event a person becomes the beneficial owner of 15% or more of the America Online common stock outstanding, each holder of an America Online right, except for that person, will have the right to acquire, upon exercise of the America Online right, instead of one quarter of one-thousandth of a share of America Online series A-1 preferred stock, shares of America Online common stock having a value equal to twice the exercise price of the America Online right. For example, if we assume that the initial purchase price of $900 is in effect on the date that the flip-in feature of the America Online rights is exercised, any holder of an America Online right, except for the person that has become the beneficial owner of 15% or more of the America Online common stock then outstanding, may exercise his or her America Online right by paying to America Online $900 in order to receive from America Online shares of America Online common stock having a value equal to $1,800.

   "Exchange" Feature. At any time after a person becomes the beneficial owner of 15% or more, but less than 50%, of the America Online common stock then outstanding, the board of directors of America Online may, at its option, exchange all or some of the America Online rights, except for those held by such person, for America Online common stock at an exchange ratio of one share of America Online common stock for each America Online right, subject to adjustment, and cash instead of fractional shares, if any. Use of this exchange feature means that eligible America Online rights holders would not have to pay a purchase price before receiving shares of America Online common stock.

   "Flip Over" Feature. In the event that, after a person acquires 15% or more of the America Online common stock then outstanding:

  .  America Online merges into another entity;

  .  an acquiring entity merges into America Online; or

  .  America Online sells more than 50% of its assets or earning power,

then each holder of an America Online right, except for a person that is the beneficial owner of 15% or more of the America Online common stock then outstanding, will have the right to receive, upon exercise of the America Online right, the number of shares of the acquiring company's capital stock with the greatest voting power having a value equal to twice the exercise price of the America Online right.

   Redemption of Rights. At any time prior to the earlier to occur of:

  . public disclosure that a person has become the beneficial owner of 15% or more of the America Online common stock then outstanding; and

  .  May 12, 2008,

the board of directors of America Online may redeem all of the America Online rights at a redemption price of $0.001 per right, subject to adjustment. The right to exercise the America Online rights, as described under "Rights Plan-Exercisability of Rights," will terminate upon redemption, and at that time, the holders of the America Online rights will have the right to receive only the redemption price for each America Online right they hold.

   Amendment of Rights. At any time before a person or group becomes the beneficial owner of 15% or more of the America Online common stock then outstanding, the terms of the existing America Online rights agreement may be amended by the board of directors of America Online without the approval of the holders of the rights. However, after the date any person acquires at least 15% of America Online's outstanding common stock, the rights agreement may not be amended in any manner that would adversely affect the interests of the holders of the America Online rights, excluding the interests of the acquiror.

   Termination of Rights. If not previously exercised, the America Online rights will expire on May 12, 2008, unless America Online earlier redeems or exchanges the America Online rights or extends the expiration date.

   Anti-Takeover Effects. The America Online rights have anti-takeover effects. Once the America Online rights have become exercisable, in most cases the America Online rights will cause substantial dilution to a person that attempts to acquire or merge with America Online. Accordingly, the existence of the America Online rights may deter potential acquirors from making a takeover proposal or a tender offer. The America Online rights should not interfere with any merger or other business combination approved by the board of directors of America Online since America Online may redeem the America Online rights as and since a transaction approved by the America Online board of directors would not cause the America Online rights to become exercisable.

   Series A-1 Preferred Stock. In connection with the creation of the America Online rights, the board of directors of America Online authorized the issuance of 500,000 shares of America Online preferred stock designated as America Online series A-1 junior participating preferred stock.

   America Online designed the dividend, liquidation, voting and redemption features of the America Online series A-1 preferred stock so that the value of one quarter of one-thousandth of a share of America Online series A-1 preferred stock approximates the value of one share of America Online common stock. Shares of America Online series A-1 preferred stock may only be purchased after the America Online rights have become exercisable.

   The rights of the America Online series A-1 preferred stock as to dividends, liquidation and voting, and in the event of mergers or consolidations, are protected by customary antidilution provisions.

   MapQuest has not entered into a stockholder's rights agreement.

                                 LEGAL OPINION

   The validity of the shares of America Online common stock offered by this proxy statement/prospectus will be passed upon for America Online by Simpson Thacher & Bartlett.

   Mayer, Brown & Platt, counsel for MapQuest, and Simpson Thacher & Bartlett, counsel for America Online, will pass upon certain Federal income tax consequences of the merger for MapQuest and America Online, respectively.

                                    EXPERTS

   Ernst & Young LLP, independent auditors, have audited the consolidated financial statements of America Online, Inc. included in its Annual Report on Form 10-K for the year ended June 30, 1999, as set forth in their report, which is incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

   Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedule of MapQuest.com, Inc. as of December 31, 1998 and 1997, and for each of the three years in the period ended December 31, 1998, as set forth in their reports. These financial statements and schedule are included in this proxy statement/prospectus and elsewhere in this registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

   Ernst & Young LLP, independent auditors, have audited the consolidated financial statements and schedules of Time Warner Inc. and Time Warner Entertainment Company, L.P. included in Time Warner Inc.'s Annual Report on Form 10-K for the year ended December 31, 1998 as amended by Form 10-K/A dated June 28, 1999, as set forth in their reports, which are incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement. These consolidated financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

 STOCKHOLDER PROPOSALS FOR THE 2000 ANNUAL MEETING OF MAPQUEST STOCKHOLDERS IF
                          THE MERGER IS NOT COMPLETED

   If the merger is not completed, MapQuest will set a date for its 2000 annual meeting of stockholders. MapQuest welcomes stockholder proposals on matters appropriate for stockholder action at an annual meeting in accordance with regulations adopted by the SEC and the provisions of MapQuest's by-laws. However, for proposals by stockholders to have been included in the proxy statement for the 2000 annual meeting of MapQuest stockholders, MapQuest would
have had to receive such proposals on or before              , 2000. Proposals
for any future annual meeting of MapQuest stockholders should be directed to
MapQuest, Attention:           .

                      WHERE YOU CAN FIND MORE INFORMATION

   This proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this proxy statement/prospectus.

   All documents filed by America Online pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and before the date of the special meeting are incorporated by reference into and are deemed to be a part of this proxy statement/prospectus from the date of filing of those documents.

   You should rely only on the information contained in this document or that which we have referred you to. We have not authorized anyone to provide you with any additional information.

   The following documents, which have been filed by America Online with the Securities and Exchange Commission, are incorporated by reference into this proxy statement/prospectus:

  . America Online's Annual Report on Form 10-K, for the fiscal year ended June 30, 1999 (SEC file number 001-12143 and filing date of August 13,
     1999)

  . America Online's Quarterly Report on Form 10-Q, for the quarterly period ended September 30, 1999 (SEC file number 001-12143 and filing date of November 2, 1999)

  . America Online's Proxy Statement on Schedule 14A (SEC file number 001-12143 and filing date of September 24, 1999)

  . America Online's Current Report on Form 8-K dated December 1, 1999 (SEC file number 001-12143 and filing date of December 2, 1999)

  . America Online's Current Report on Form 8-K, dated December 21, 1999 (SEC file number 001-12143 and filing date of January 3, 2000)

  . America Online's Current Report on Form 8-K, dated January 10, 2000 (SEC file number 001-12143 and filing date of January 14, 2000)

  . America Online's Current Report on Form 8-K, dated January 19, 2000 (SEC file number 001-12143 and filing date of January 20, 2000)

  . America Online's Current Report on Form 8-K, dated January 10, 2000 (SEC file number 001-12143 and filing date of February 11, 2000)

  . The description of America Online capital stock, including preferred share purchase rights, which are contained in Registration Statement on Forms 8-A under the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions

   Any statement contained in a document incorporated or deemed to be incorporated by reference into this proxy statement/prospectus will be deemed to be modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

   The documents incorporated by reference into this proxy statement/prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this proxy statement/prospectus to any person, without charge, upon written or oral request. If exhibits to the documents incorporated by reference in this proxy statement/prospectus are not themselves specifically incorporated by reference in this proxy statement/prospectus, then such exhibits will not be provided.
Any request for documents should be made by             , 2000 to ensure timely
delivery of the documents.

   Requests for documents relating to MapQuest should be directed to:

    MapQuest.com, Inc.
    3710 Hempland Road
    Mountville, PA 17554
    (717) 285-8701
    investorinfo@mapquest.com

   Requests for documents relating to America Online should be directed to:

    America Online, Inc.
    22000 AOL Way
    Dulles, Virginia 20166-9323
    (703) 265-2741
    AOL IR@aol.com

   We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at:

   Public Reference Room    New York Regional Office   Chicago Regional Office
   Judiciary Plaza          7 World Trade Center       Citicorp Center
   450 Fifth Street, N.W.   Suite 1300                 500 West Madison Street
   Room 1024                New York, NY 10048         Suite 1400
   Washington, D.C. 20549                              Chicago, IL 60661-2511

   Reports, proxy statements and other Reports and information concerning MapQuest and America Online may be inspected at:

   The National Association of Securities Dealers  The New York Stock Exchange
   1735 K Street, N.W.                             20 Broad Street
   Washington, D.C. 20006                          New York, New York 10005

   Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Commission at l-800-SEC-0330. The Commission maintains a website that contains reports, proxy and information statements and other information regarding each of us. The address of the Commission website is http://www.sec.gov.

   America Online has filed a registration statement on Form S-4 under the Securities Act with the Securities and Exchange Commission with respect to America Online's common stock to be issued to MapQuest stockholders in the merger. This proxy statement/prospectus constitutes the prospectus of America Online filed as part of the registration statement. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Commission. The registration statement and its exhibits are available for inspection and copying as set forth above.

   If you have any questions about the merger, please call MapQuest Investor Relations at (717) 285-8701. You may also call America Online Investor Relations at (703) 265-2741.

   This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this proxy statement/prospectus nor any distribution of securities pursuant to this proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this proxy statement/prospectus by reference or in our affairs since the date of this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to MapQuest and its subsidiary was provided by MapQuest and the information contained in this proxy statement/prospectus with respect to America Online was provided by America Online.

                STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

   The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand a company's future prospects and make informed investment decisions. This proxy statement/prospectus contains such "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this proxy statement/prospectus referring to America Online and MapQuest, and they may also be made a part of this proxy statement/prospectus by reference to other documents filed with the Securities and Exchange Commission by America Online and MapQuest, which is known as "incorporation by reference." These statements may include statements regarding the period following completion of the merger.

   Words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and words and terms of similar substance used in connection with any discussion of future operating or financial performance, or the merger of America Online and MapQuest, or the proposed merger between America Online and Time Warner, identify forward-looking statements. All forward-looking statements are management's present expectations of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the risks related to their businesses, the following factors relating to the mergers, among others, could cause actual results to differ from those described in the forward-looking statements: the inability to obtain, or meet conditions imposed for, governmental approvals of the mergers, the failure of the MapQuest stockholders to approve our merger, the failure of the America Online or Time Warner stockholders to approve the proposed Time Warner merger, the costs related to the mergers, the inability to further identify, develop and achieve commercial success for new products and services and access and distribution technologies, increased competition and its effects on pricing, spending, third-party relationships and the subscriber base and revenues, the inability to establish and maintain relationship with commerce, advertising, marketing, technology and content providers, the risk of accepting warrants in certain agreements and the risks of new and changing regulation in the United States and internationally. Stockholders are cautioned not to place undue reliance on the forward-looking statements, which speak only of the date of this proxy statement/prospectus or the date of the document incorporated by reference in this proxy statement/prospectus. Neither America Online nor MapQuest is under any obligation, and each expressly disclaims any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

   For additional information that could cause actual results to differ materially from those described in the forward-looking statements, please see the quarterly reports on Form 10-Q and the annual reports on Form 10-K that America Online and MapQuest have filed with the Securities and Exchange Commission.

   All subsequent forward-looking statements attributable to America Online or MapQuest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

                               MAPQUEST.COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Report of Independent Auditors...........................................   F-2
Balance Sheets as of December 31, 1997 and 1998..........................   F-3
Statements of Operations for the years ended December 31, 1996, 1997 and
 1998....................................................................   F-4
Statements of Changes in Redeemable Preferred Stock, Common Stock, and
 other Stockholders' Equity (Deficit) for the years ended December 31,
 1996, 1997, and 1998....................................................   F-5
Statements of Cash Flows for the years ended December 31, 1996, 1997 and
 1998....................................................................   F-6
Notes to Financial Statements............................................   F-7
Report of Independent Auditors...........................................  F-21
Schedule II--Valuation and Qualifying Accounts...........................  F-22
Balance Sheet as of September 30, 1999 (Unaudited).......................  F-23
Statements of Operations for the nine months ended September 30, 1998 and
 1999 (Unaudited)........................................................  F-24
Statements of Cash Flows for the nine months ended September 30, 1998 and
 1999 (Unaudited)........................................................  F-25
Notes to Financial Statements............................................  F-26

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
MapQuest.com, Inc.

   We have audited the accompanying balance sheets of MapQuest.com, Inc. (formerly GeoSystems Global Corporation) as of December 31, 1997 and 1998, and the related statements of operations, changes in redeemable preferred stock, common stock, and other stockholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MapQuest.com, Inc. at December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Harrisburg, Pennsylvania
February 18, 1999, except
for the matters discussed in
the next to last paragraph
of Note 14 and all of
Note 15, as to which the
date is May 3, 1999

                               MAPQUEST.COM, INC.

                                 BALANCE SHEETS

                                                               December 31
                                                         -----------------------
                                                                1997        1998
                        ASSETS
Current assets:
 Cash and cash equivalents.............................  $ 2,482,090 $   564,087
 Accounts receivable, net of allowance for doubtful
  accounts (1997 --$407,136; 1998--$469,726)...........    5,468,654   6,646,882
 Accounts receivable--affiliates.......................       57,500     127,989
 Inventories...........................................    1,686,117   1,364,608
 Contract work in progress.............................      385,778     147,317
 Prepaid expenses and other current assets.............    1,079,347     481,921
                                                         ----------- -----------
   Total current assets................................   11,159,486   9,332,804
Property and equipment, net of accumulated depreciation
 (1997-- $2,420,561; 1998--$3,433,368).................    1,830,324   1,844,324
Goodwill, net..........................................      208,763     178,212
Other assets...........................................       22,650      94,901
                                                         ----------- -----------
   Total assets........................................  $13,221,223 $11,450,241
                                                         =========== ===========

       LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
 Accounts payable...................................  $ 1,332,656  $ 1,715,133
 Current portion of note payable....................       51,716       48,108
 Accrued personnel costs............................      450,287      561,714
 Advance billings on contracts......................      346,383      498,108
 Deferred revenue...................................      505,238    1,207,867
 Other accrued liabilities..........................    1,012,809    1,000,940
                                                      -----------  -----------
   Total current liabilities........................    3,699,089    5,031,870
Note payable, less current portion..................       48,108          --
Convertible Redeemable Preferred Stock--Series A,
 voting, $1.00 per share redemption value, aggregate
 liquidation preference of $6,550,000:
 Issued and outstanding shares--6,550,000 in 1997
  and 1998..........................................    6,550,000    6,550,000
Cumulative Redeemable Preferred Stock--Series B,
 nonvoting, $6.15 per share redemption value,
 aggregate liquidation preference of $7,815,737 in
 1997 and $8,332,036 in 1998:
 Issued and outstanding shares--1,270,851 in 1997
  and 1,354,802 in 1998.............................    7,815,737    8,332,036
Convertible Redeemable Preferred Stock--Series C,
 voting, $3.51 per share redemption value, aggregate
 liquidation preference of $12,268,292:
 Issued and outstanding shares--3,495,354 in 1997
  and 1998..........................................   11,636,252   11,595,176
Notes receivable arising from issuance of preferred
 stock..............................................     (290,835)    (290,835)
Stockholders' deficit:
 Common Stock--$.001 par value:
   Authorized shares--20,000,000
   Issued and outstanding shares--216,419 in 1997
    and 336,028 in 1998 ............................          216          336
 Additional paid-in capital.........................          --       140,170
 Retained deficit...................................  (16,237,344) (19,908,512)
                                                      -----------  -----------
   Total stockholders' deficit......................  (16,237,128) (19,768,006)
                                                      -----------  -----------
   Total liabilities and stockholders' deficit......  $13,221,223  $11,450,241
                                                      ===========  ===========


                             See accompanying notes

                               MAPQUEST.COM, INC.

                            STATEMENTS OF OPERATIONS

                                               Year ended December 31
                                        --------------------------------------
                                           1996          1997         1998
                                        -----------  ------------  -----------
Revenues
  Business............................. $ 7,019,461  $  4,762,627  $ 6,536,153
  Consumer.............................     140,200     1,275,900    1,375,900
                                        -----------  ------------  -----------
  Total business and consumer
   revenues............................   7,159,661     6,038,527    7,912,053
  Digital mapping......................  12,417,232    15,377,141   16,805,149
                                        -----------  ------------  -----------
    Total revenues.....................  19,576,893    21,415,668   24,717,202
Cost of Revenues
  Business and consumer................   4,325,166     4,535,153    4,808,764
  Digital mapping......................   7,994,347    10,767,256   12,837,036
                                        -----------  ------------  -----------
    Total cost of revenues.............  12,319,513    15,302,409   17,645,800
                                        -----------  ------------  -----------
Gross profit...........................   7,257,380     6,113,259    7,071,402
Operating expenses
  Sales and marketing..................   4,454,791     7,256,519    5,243,377
  Product development..................   2,619,443     5,047,744    2,954,510
  General and administrative...........   1,901,857     1,811,391    2,326,191
                                        -----------  ------------  -----------
    Total operating expenses...........   8,976,091    14,115,654   10,524,078
Operating loss.........................  (1,718,711)   (8,002,395)  (3,452,676)
Interest income and expense, net.......     198,632       135,888       53,916
Other income...........................     243,900       267,384      243,891
                                        -----------  ------------  -----------
Loss before provision for income
 taxes.................................  (1,276,179)   (7,599,123)  (3,154,869)
Provision for income taxes.............         --            --           --
                                        -----------  ------------  -----------
    Net loss...........................  (1,276,179)   (7,599,123)  (3,154,869)
Less preferred stock dividends and
 accretion.............................    (525,320)   (5,833,651)    (667,223)
                                        -----------  ------------  -----------
Net loss applicable to common
 stockholders.......................... $(1,801,499) $(13,432,774) $(3,822,092)
                                        ===========  ============  ===========
Basic and diluted loss per share....... $     (8.84) $     (64.43) $    (12.09)
Shares used to compute basic and
 diluted loss per share................     203,779       208,499      316,202
Pro forma basic and diluted loss per
 share.................................                            $     (0.11)
                                                                   ===========
Shares used to compute pro forma basic
 and diluted loss per
 share.................................                             27,994,126

                            See accompanying notes.

                               MAPQUEST.COM, INC.

       STATEMENTS OF CHANGES IN REDEEMABLE PREFERRED STOCK, COMMON STOCK,
                    AND OTHER STOCKHOLDERS' EQUITY (DEFICIT)

                                                                Notes
                                                              Receivable
                                                               Arising
                          Convertible Cumulative Convertible     from
                          Redeemable  Redeemable Redeemable    Issuance   Convertible
                           Preferred  Preferred   Preferred       of       Preferred         Additional
                            Stock--    Stock--     Stock--    Preferred     Stock--   Common  Paid in      Retained
                           Series A    Series B   Series C      Stock      Series A   Stock   Capital      Deficit
                          ----------- ---------- -----------  ----------  ----------- ------ ----------  ------------
Balance at December 31,
 1995...................  $      --   $6,877,136 $       --   $ (87,500)    $65,150    $199  $1,238,435  $ (1,003,071)
 Net loss...............         --          --          --         --          --      --          --     (1,276,179)
 Payment on notes
  receivable............         --          --          --      31,168         --      --          --            --
 Dividends..............         --      454,295         --         --          --      --          --       (525,320)
 Issuance of 35,000
  shares convertible
  preferred stock--
  Series A..............         --          --          --     (31,500)        350     --       34,650           --
 Exercise of 7,074
  options...............         --          --          --         --          --        7         255           --
                          ----------  ---------- -----------  ---------     -------    ----  ----------  ------------
Balance at December 31,
 1996...................         --    7,331,431         --     (87,832)     65,500     206   1,273,340    (2,804,570)
 Net loss...............         --          --          --         --          --      --          --     (7,599,123)
 Payment on notes
  receivable                     --          --          --      21,132         --      --          --            --
 Dividends..............         --      484,306         --         --          --      --          --       (560,025)
 Exercise of 10,314
  options...............         --          --          --         --          --       10         775           --
 Addition of redemption
  feature to Series A
  preferred stock.......   6,550,000         --          --         --      (65,500)    --   (1,274,115)   (5,210,383)
 Issuance of 3,495,354
  shares convertible
  preferred stock--
  Series C, net.........         --          --   11,573,009   (224,135)        --      --          --            --
 Accretion of redeemable
  preferred stock to
  redemption value......         --          --       63,243        --          --      --          --        (63,243)
                          ----------  ---------- -----------  ---------     -------    ----  ----------  ------------
Balance at December 31,
 1997...................  $6,550,000  $7,815,737 $11,636,252  $(290,835)    $   --     $216  $      --   $(16,237,344)
 Net loss...............         --          --          --         --          --      --          --     (3,154,869)
 Dividends..............         --      516,299         --         --          --      --          --       (516,299)
 Exercise of 119,610
  options...............         --          --          --         --          --      120       7,444           --
 Issuance of 522,234
  warrants..............         --          --     (192,000)       --          --      --      192,000           --
 Issuance of 41,266
  warrants for
  services..............         --          --          --         --          --      --       53,650           --
 Accretion of redeemable
  preferred stock to
  redemption value......         --          --      150,924        --          --      --     (150,924)          --
 Compensation related to
  stock options.........         --          --          --         --          --      --       38,000           --
                          ----------  ---------- -----------  ---------     -------    ----  ----------  ------------
Balance at December 31,
 1998...................  $6,550,000  $8,332,036 $11,595,176  $(290,835)    $   --     $336  $  140,170  $(19,908,512)
                          ==========  ========== ===========  =========     =======    ====  ==========  ============


                            See accompanying notes.

                               MAPQUEST.COM, INC.

                            STATEMENTS OF CASH FLOWS

                                                Year ended December 31
                                          -------------------------------------
                                             1996         1997         1998
                                          -----------  -----------  -----------
Operating activities
Net loss................................  $(1,276,179) $(7,599,123) $(3,154,869)
Adjustments to reconcile net loss to net
 cash used in operating activities:
  Depreciation..........................      527,990      816,369    1,074,875
  Amortization..........................       30,550       30,550       30,551
  Provision for doubtful accounts.......      232,500      262,388      271,598
  Issuance of warrants for services.....          --           --        53,650
  Compensation expense related to
   options..............................          --           --        38,000
  Equity in earnings of joint venture...     (282,461)    (256,068)    (291,558)
  Dividends received from joint
   venture..............................      285,273      288,556      285,976
  Loss (gain) on disposal of property
   and equipment........................          --        59,758       (3,089)
  Changes in operating assets and
   liabilities, net of effects from
   acquisition of a business:
    Accounts receivable.................   (1,505,806)  (1,115,351)  (1,449,823)
    Accounts receivable--affiliates.....       10,154       72,400      (70,489)
    Inventories.........................      (20,778)  (1,182,649)     321,509
    Contract work in progress...........     (151,563)     (60,575)     238,461
    Prepaid expenses....................     (231,318)    (724,940)     597,426
    Other assets........................      (16,694)      14,659      (94,638)
    Accounts payable....................      448,974      448,374      382,447
    Advance billings on contracts.......      471,473     (688,387)     151,726
    Deferred revenue....................          --       396,807      702,629
    Accrued personnel costs and other
     liabilities........................      316,892     (257,500)      99,557
                                          -----------  -----------  -----------
Net cash used in operating activities...   (1,160,993)  (9,494,732)    (816,061)
Investing activities
Property and equipment purchases........   (1,190,210)  (1,354,690)  (1,062,126)
Proceeds from disposal of property and
 equipment..............................          --        32,264        4,340
Purchase of Interarts' assets...........     (328,600)         --           --
                                          -----------  -----------  -----------
Net cash used in investing activities...   (1,518,810)  (1,322,426)  (1,057,786)
Financing activities
Proceeds from note payable..............          --       131,468          --
Principal payments on debt..............          --       (32,499)     (51,716)
Proceeds from issuance of Series A
 convertible preferred stock............        3,500          --           --
Net proceeds from issuance of Series C
 convertible preferred stock                      --    11,348,874          --
Exercise of common stock options........          262          785        7,560
Principal payments received on notes
 receivable arising from issuance of
 preferred stock                               31,168       21,132          --
Cash dividends paid.....................      (69,889)     (74,506)         --
                                          -----------  -----------  -----------
Net cash provided by (used in) financing
 activities.............................      (34,959)  11,395,254      (44,156)
                                          -----------  -----------  -----------
Net increase (decrease) in cash and cash
 equivalents............................   (2,714,762)     578,096   (1,918,003)
Cash and cash equivalents at the
 beginning of the year..................    4,618,756    1,903,994    2,482,090
                                          -----------  -----------  -----------
Cash and cash equivalents at the end of
 the year...............................  $ 1,903,994  $ 2,482,090  $   564,087
                                          ===========  ===========  ===========
Supplemental cash flow information
Stock dividends paid on Preferred Stock
 Series B...............................  $   454,294  $   484,306  $   516,299
                                          ===========  ===========  ===========
Dividends accrued on Preferred Stock
 Series B...............................  $    18,329  $    19,540  $       --
                                          ===========  ===========  ===========
Notes receivable received for stock.....  $    31,500  $   224,135  $       --
                                          ===========  ===========  ===========

                            See accompanying notes.

                               MAPQUEST.COM, INC.

                         NOTES TO FINANCIAL STATEMENTS

                               December 31, 1998

1. Business and Accounting Policies

 Business

   In February 1999, GeoSystems Global Corporation changed its name to MapQuest.com, Inc. MapQuest.com, Inc. ("MapQuest" or the "Company") is an online provider of mapping and destination information through its Web site, mapquest.com. MapQuest's proprietary integration and editing of geographic databases enable it to provide comprehensive mapping solutions to businesses and provide customized maps, destination information and driving directions to consumers. Consumers can also purchase maps and cartography information from MapQuest's MapStore located on mapquest.com.

   MapQuest is also a United States provider of traditional digital mapping products and services to the educational, reference, directory, travel and governmental markets. In addition, companies that incorporate call centers, CD-ROMs or stand-alone driving direction kiosks into their information delivery strategy require non-Internet customized mapping solutions. MapQuest has developed its map-enabling software to promote the rapid development of mapping applications in these environments.

 Revenue Recognition

   Contracts with businesses for Internet products and services are generally on an annual basis and consist of a one-time setup fee and annual service or license fee. The one-time setup fee is based on costs incurred to initially integrate the Web site connection and is recognized upon installation of the connection. The remaining service or license fee is recognized ratably over the contract period. Revenues recognized under this method are included in the statements of operations as business revenues.

   Royalty revenues are recognized when earned based on the revenues generated by the sale of a licensed product or based on the minimum royalty provisions in the related contract. Revenue from the sale of licenses to its customers for the use of MapQuest's geographic systems or products are generally recognized upon delivery of the licensed systems or products if no significant obligations exist. If a maintenance or upgrade obligation exists, revenues are recognized ratably over the obligation period. MapQuest's license agreements have terms generally ranging from one to three years. Substantially all revenues recognized under this method are included in the statements of operations as business revenues.

   Revenues from long-term fixed price contracts for the development of customized geographic and cartographic data are recognized on the percentage of completion method, measured by the percentage of labor hours incurred to date to estimated total labor hours for each contract. Revenues recognized in excess of amounts billed are classified as contract work in progress. Amounts billed to clients for contracts in excess of revenues recognized to date are classified as advance billings on contracts. Revenues recognized under this method are included in the statements of operations as digital mapping revenues.

   Advertising revenue is recognized ratably over the period in which the advertisements are displayed, provided that no significant obligations remain and collection of the resulting receivable is probable. The average duration of MapQuest's advertising arrangements is one to two months. MapQuest may guarantee its advertisers a pre-set level of impressions during the contract period. To the extent minimum guaranteed impression levels are not met ratably over the contract period, MapQuest defers recognition of the corresponding pro-rata portion of the revenues relating to such unfulfilled obligations until the guaranteed impression levels are achieved. Revenues recognized under this method are included in the statements of operations as consumer revenues.

                               MAPQUEST.COM, INC.

                               December 31, 1998


   Barter revenues are recognized in connection with agreements in which MapQuest receives advertising or other goods and services in exchange for content or advertising on mapquest.com. Barter transactions are recorded at the lower of estimated fair value of the goods or services received or the estimated fair value of the content or advertisements given. Barter transactions accounted for approximately 0%, 1% and 2% of revenues during 1996, 1997 and 1998, respectively. Revenues recognized under this method are included in the statements of operations as consumer revenues.

   Revenues from all other services provided and products sold or licensed are recognized when the services are rendered or delivery of the product is made and no significant MapQuest obligations remain outstanding. Revenues recognized under this method are included in the statements of operations as digital mapping and business revenues.

 Product Development

   Product development expenses in the accompanying statements of operations include the costs to develop new products and services and to modify existing products and services, including software and data. These costs consist primarily of salaries for product development personnel and related expenses, contract labor expense, and consulting fees. Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based upon MapQuest's product development process, technological feasibility is established upon completion of a working model. Costs incurred by MapQuest between completion of the working model and the point at which the product is ready for general release have been insignificant. As a result, MapQuest has expensed software development costs.

 Statements of Cash Flows

   For purposes of the statements of cash flows, MapQuest considers all cash and highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Fair Values of Financial Instruments

   The carrying amounts of cash and cash equivalents, notes receivable and notes payable approximate fair value because of the short-term maturity of these instruments.

 Inventories

   Inventories are carried at the lower of cost or market using the first-in, first-out (FIFO) method.

 Property and Equipment

   Property and equipment consisting primarily of computer hardware are stated at historical cost. Depreciation is computed principally using the straight-line method over the estimated useful life of assets ranging from 3 to 5 years.

 Goodwill

   Goodwill, principally from the acquisition of Maryland Cartographics, Inc. in July 1994, represents the excess of cost over fair value of net assets acquired and is being amortized over 10 years using the straight-line method. As of December 31, 1997 and 1998, accumulated amortization was $96,744 and $127,295, respectively.

                               MAPQUEST.COM, INC.

                               December 31, 1998


 Accounting for Stock-Based Compensation

   In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS No. 123 prescribes accounting and reporting standards for all stock-based compensation plans, including employee stock options, restricted stock, employee stock purchase plans and stock appreciation rights. SFAS No. 123 requires compensation expense to be recorded (i) using the new fair value method or (ii) using existing accounting rules prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", ("APB 25") and related interpretations with pro forma disclosure of what net income and earnings per share would have been had the Company adopted the fair value method. The Company accounts for its stock-based compensation plans in accordance with the provisions of APB 25.

 Advertising Costs

   Advertising costs are expensed as incurred. Advertising costs for 1996, 1997 and 1998 amounted to $332,300, $779,000 and $741,600, respectively, and include barter advertising costs for 1997 and 1998 of $148,000 and $538,000, respectively.

 Investment in Joint Venture

   The Company's 50 percent-owned joint venture, Donnelly Spatial Data Partnership, is accounted for by the equity method. The joint venture is engaged in providing, among other things, highway trip routing products and services.

 Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Inventories

   Inventories are comprised of the following:

                                                                December 31
                                                           ---------------------
                                                              1997       1998
                                                           ---------- ----------
      Materials........................................... $  240,000 $   96,006
      Work-in-process.....................................    207,838    336,123
      Finished goods......................................  1,238,279    932,479
                                                           ---------- ----------
                                                           $1,686,117 $1,364,608
                                                           ========== ==========

3. Asset Purchase--Interarts

   Effective April 1, 1996, MapQuest acquired certain assets, primarily inventory, of Interarts, Ltd. (Interarts) for $328,600. Interarts is an upscale niche publisher of reference maps, atlases and products that use map images. This transaction was accounted for in accordance with the purchase method of accounting for business combinations. No goodwill has been recognized by MapQuest in connection with this transaction. The operating results of Interarts are included in MapQuest's results of operations from the effective date of the acquisition. Pro forma information about operating results assuming Interarts was acquired at the beginning of 1996 is not presented because it would not differ materially from reported results.

                               MAPQUEST.COM, INC.

                               December 31, 1998


4. Debt Arrangements

   MapQuest has a $5,000,000 secured line of credit payable on demand with a financial institution. Borrowings under the line of credit are limited to 80% of MapQuest's qualified accounts receivable that are within 90 days of invoice. Under the agreement, MapQuest may choose an interest rate based on the following options: prime rate, a fixed rate as offered by the Bank from time to time for varying periods up to 180 days or at the LIBOR Rate plus 1.75% for periods of 30, 60, 90 or 180 days. No amount was drawn on the line at December 31, 1997 or 1998.

   MapQuest entered into a promissory note during 1997. Terms of repayment require thirty consecutive monthly payments of principal and interest. Interest on the outstanding principal is fixed at a rate of 9%.

5. Preferred Stock and Stockholders' Equity

 Restated Certificate of Incorporation

   On July 17, 1997, MapQuest filed a Restated Certificate of Incorporation with the State of Delaware in conjunction with the purchase and sale of Series C Preferred Stock. The Restated Certificate of Incorporation authorizes MapQuest to issue 35,000,000 shares, of which 20,000,000 shares are designated Common Stock and 15,000,000 shares are designated Preferred Stock. Of the Preferred Stock, 6,550,000 shares are designated Series A Preferred, 2,000,000 shares are designated Series B Preferred, 3,800,000 shares are designated Series C Preferred and 2,650,000 shares are undesignated as to series (see Note
15).

 Series A Preferred Stock

   MapQuest is authorized to issue 6,550,000 shares (10,000,000 shares as of December 31, 1996) of noncumulative, convertible, voting Series A Preferred Stock. Effective July 17, 1997, a redemption feature was added and the issued and outstanding shares were reclassified outside of stockholders' equity. At the option of the Holder, each share of Series A Preferred Stock is convertible into Common Stock at a conversion rate of 2.7 shares of Common Stock for each share of Series A Preferred Stock. Each share of Series A Preferred Stock automatically converts into shares of Common Stock, either (i) immediately prior to the closing of MapQuest's initial underwritten public offering pursuant to a Registration Statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, and having an aggregate offering to the public of not less than $15,000,000 or (ii) upon the affirmative vote of the holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock, whichever is earlier. The Series A Preferred Stock ranks senior to the Common Stock as to dividend, liquidation, and redemption rights. The Series A Preferred Stock ranks junior to the Series B Preferred Stock and the Series C Preferred Stock as to dividend, liquidation and redemption rights. Each share of Series A Preferred Stock issued and outstanding has a number of votes equal to the number of shares into which such share of Series A Preferred Stock is then convertible. Subject to the prior and superior rights of the holders of the shares of Series B Preferred Stock and shares of Series C Preferred Stock, upon written notice at least 120 days prior to December 31 of any calendar year from, and including, the year 2002, by the holders of at least two-thirds of the then outstanding shares of Series A Preferred Stock, MapQuest shall be required to redeem all of the issued, outstanding and nonredeemed shares of Series A Preferred Stock held by each holder of Series A Preferred Stock at a redemption price per share of $1.00 plus an amount equal to all declared but unpaid dividends on the Series A Preferred Stock. The redemption would be payable in three annual installments. No dividends may be paid on the Series A Preferred Stock unless MapQuest has fulfilled its dividend obligations on the Series B Preferred Stock and Series C Preferred Stock. The Series A Preferred Stock has an annual cash dividend rate of $.075 per share when and as declared by the Board of Directors. MapQuest has reserved 17,685,000 shares of Common Stock for issuance upon conversion of Series A Preferred Stock.

                               MAPQUEST.COM, INC.

                               December 31, 1998


   Pursuant to the terms of the stock purchase agreement dated October 31, 1994, MapQuest sold 215,000 shares of its Series A Preferred Stock at a purchase price of $1 per share to MapQuest's then existing management. The aggregate purchase price of $215,000 was paid $127,500 in cash and $87,500 in notes due October 31, 1999. The notes bear interest at a rate of 7.5% compounded annually. Payments are due annually in an amount that is the lesser of one-fifth of the principal balance or 50% of any bonus to which each employee is entitled. The notes are secured by the shares purchased, with shares released to the extent each note is paid. At December 31, 1997 and 1998, outstanding notes receivable in conjunction with this stock purchase was $35,200.

   On March 26, 1996, pursuant to the terms of an Employment Agreement dated October 31, 1994, the Company sold 35,000 shares of its Series A Preferred Stock at a purchase price of $1 per share to a member of MapQuest's then existing management. The aggregate purchase price of $35,000 was paid $3,500 in cash and $31,500 in a note due October 31, 2000. The note bears interest at a rate of 7.5% compounded annually. The repayment terms were modified pursuant to a severance agreement in 1997. The payment of the note, inclusive of interest, is due on the earlier of September 30, 2000 or the date on which the severed employee transfers all shares of the employee's Series A Preferred Stock. The note is secured by the shares purchased with shares released to the extent the note is paid. At December 31, 1997 and 1998, outstanding notes receivable in conjunction with this stock purchase was $31,500.

 Series B Preferred Stock

   MapQuest is authorized to issue 2,000,000 shares of cumulative, redeemable, nonvoting Series B Preferred Stock. Holders of shares of Series B Preferred Stock are entitled to a cumulative dividend, payable semiannually, at the annual rate of $.46125 per share with respect to dividends payable on or prior to December 31, 1997 and $.39975 per share with respect to dividends payable after December 31, 1997. The dividend may be paid in cash or a combination of cash and additional shares of Series B Preferred Stock; however, at least 13.33% of the dividend payable in any period on or prior to December 31, 1997 shall be payable in cash. As of December 31, 1997 and 1998, there were no dividends in arrears. Subject to the prior written consent of the holders of a majority of the shares of Series C Preferred Stock then issued and outstanding, the Series B Preferred Stock is redeemable at the option of MapQuest at any time at a price of $6.15 per share, payable in cash or a combination of cash and subordinated convertible debentures. Subject to the prior and superior rights of holders of Series C Preferred Stock, the Series B Preferred Stock is also redeemable at the option of the holders upon written notice at least 120 days prior to December 31 of any calendar year from and including the year 2002, by the holders of at least two-thirds of the then outstanding shares of Series B Preferred Stock, at a price of $6.15 per share payable in cash, plus an amount equal to all dividends accrued and unpaid thereon to the redemption date. The redemption would be payable in three annual installments. The Series B Preferred Stock ranks senior to the Series A Preferred Stock and the common stock as to dividend, liquidation and redemption rights. The Series B Preferred Stock ranks senior to the Series C Preferred Stock as to dividend rights and junior to the Series C Preferred Stock as to liquidation and redemption rights.

   During 1996, 1997 and 1998 MapQuest recorded dividends totaling $524,183, $558,812 and $516,299, respectively, on Series B Preferred Stock. These dividends included cash dividends of $69,889, $74,506 and -0-and stock dividends of $454,295, $484,306 and $516,299, during 1996, 1997 and 1998, respectively. The stock dividends were based on the issuance of additional shares of Series B Preferred Stock of 73,869, 78,749 and 83,951 shares during 1996, 1997 and 1998, respectively, using a value of $6.15 per share.

                               MAPQUEST.COM, INC.

                               December 31, 1998


 Series C Preferred Stock

   MapQuest is authorized to issue 3,800,000 shares (0 shares as of December 31, 1996) of noncumulative, redeemable, convertible, voting Series C Preferred Stock. At the option of the holder, each share of Series C Preferred Stock is convertible into Common Stock at a conversion rate of 2.7 shares of Common Stock for each share of Series C Preferred Stock. Each share of Series C Preferred Stock automatically converts into shares of Common Stock, immediately prior to the closing of MapQuest's initial underwritten public offering pursuant to a Registration Statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, in which the aggregate proceeds to MapQuest equal at least $15,000,000 and in which the price per share of Common Stock equals or exceeds $2.60 per share (as adjusted for stock splits, stock dividends, recapitalizations and similar events). Each share of Series C Preferred Stock issued and outstanding has a number of votes equal to the number of shares into which such share of Series C Preferred Stock is then convertible. The Series C Preferred Stock ranks senior to the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock as to liquidation and redemption rights and ranks senior to the Common Stock and the Series A Preferred Stock with respect to the payment of dividends. The Series C Preferred Stock ranks junior to the Series B Preferred Stock with respect to the payment of dividends. The Series C Preferred Stock has an annual cash dividend rate of $.26325 per share when and as declared by the Board of Directors. Upon written notice at least 120 days prior to December 31 of any calendar year from, and including, the year 2002, by the holders of at least two-thirds of the then outstanding shares of Series C Preferred Stock, the Company shall be required to redeem all of the issued, outstanding and nonredeemed shares of Series C Preferred Stock held by each holder of Series C Preferred Stock at a redemption price per share of $3.51 plus an amount equal to all declared but unpaid dividends on the Series C Preferred Stock. The redemption would be payable in three annual installments. The Company has reserved 9,437,456 shares of Common Stock for issuance upon conversion of Series C Preferred Stock.

   Pursuant to the terms of the stock purchase agreement dated July 17, 1997, MapQuest sold 3,431,498 shares of its Series C Preferred Stock at a purchase price of $3.51 per share. The aggregate purchase price of $12,044,558 was paid in cash. The difference between the aggregate purchase price net of the warrants issued during 1998 is being accreted to the redemption value through 2002. Accretion totaled $63,243 and $150,924 during 1997 and 1998, respectively.

   On November 1, 1997, MapQuest sold 63,856 shares of its Series C Preferred Stock at a purchase price of $3.51 per share to members of the Company's then existing management. The aggregate purchase price of $224,135 was paid by $224,135 in notes due November 1, 2004. The notes bear interest at a rate of 7.0% compounded annually. Payments are due annually, commencing in the year 2000, in an amount that is the lesser of one-fifth of the principal balance or 50% of any bonus to which each employee is entitled. The note is secured by the shares purchased with shares released to the extent the note is paid. At December 31, 1997 and 1998, outstanding notes receivable in connection with this stock purchase were $224,135.

 Common Stock

   As of December 31, 1998, MapQuest has a total of 35,778,701 shares of Common Stock reserved for future issuance.

6. Stock Options and Warrants

 1995 Stock Option Plan

   As of December 31, 1998, 6,233,627 shares of MapQuest's Common Stock were reserved for issuance under the GeoSystems Global Corporation 1995 Stock Option Plan (the Plan), under which the Company may

                               MAPQUEST.COM, INC.

                               December 31, 1998

grant stock options to key employees and consultants. Each option entitles the holder to purchase from MapQuest one share of Common Stock at an exercise price which shall not be less than the fair market value of one share of stock on the date of grant. These options vest generally over five years and expire ten years from the date of grant.

   Changes during the years ended December 31, 1996, 1997 and 1998 in options outstanding were as follows:

                                                                     Exercise
                                                         Number of     Price
                                                          Options   Per Option
                                                         ---------  -----------
      Balance at January 1, 1996........................ 1,375,515  $      0.04
      Granted during 1996............................... 1,071,179  $      0.04
      Granted during 1996...............................   365,310  $      0.06
      Granted during 1996...............................   429,300  $      0.37
      Exercised.........................................    (7,074) $      0.04
      Forfeited.........................................   (27,216) $      0.04
                                                         ---------  -----------
      Outstanding at December 31, 1996.................. 3,207,014  $.04-$ 0.37
      Granted during 1997...............................   933,678  $      0.37
      Exercised.........................................    (3,240) $      0.04
      Exercised.........................................    (6,210) $      0.06
      Exercised.........................................      (864) $      0.37
      Forfeited.........................................  (268,855) $      0.04
      Forfeited.........................................   (24,840) $      0.06
      Forfeited.........................................   (80,022) $      0.37
                                                         ---------  -----------
      Outstanding at December 31, 1997.................. 3,756,661  $.04-$ 0.37
      Granted during 1998............................... 2,218,050  $      0.37
      Exercised.........................................   (78,570) $      0.04
      Exercised.........................................   (33,750) $      0.06
      Exercised.........................................    (7,290) $      0.37
      Forfeited.........................................  (551,855) $      0.04
      Forfeited.........................................  (135,000) $      0.06
      Forfeited.........................................  (320,596) $      0.37
                                                         ---------  -----------
      Outstanding at December 31, 1998.................. 4,847,650  $0.04-$0.37
                                                         =========  ===========

   During June, 1998 MapQuest accelerated the vesting and extended the exercise period of options in connection with a severance agreement for the former President and recorded compensation expense of $38,000.

                               MAPQUEST.COM, INC.

                               December 31, 1998


   Pro forma information regarding net loss and net loss per share is required by SFAS 123, and has been determined as if MapQuest had accounted for its employee stock options under the fair value method of that statement. As permitted under the provisions of SFAS No. 123, and based on the historical lack of a public market for MapQuest.com, Inc. options, no factor for volatility has been reflected in the option pricing calculation. The fair value of the options was estimated at date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                                        1996    1997    1998
                                                       ------- ------- -------
      Assumptions
      Volatility factor of the expected market price
       of MapQuest's common stock.....................      0%      0%      0%
      Average risk free interest rate.................    6.1%    6.1%   5.24%
      Dividend yield..................................    0.0%    0.0%    0.0%
      Average life.................................... 5 years 5 years 5 years

   The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because MapQuest stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.



   For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. MapQuest's pro forma information is as follows:

                                         1996          1997         1998
                                      -----------  ------------  -----------
      Pro forma net loss applicable
       to common stockholders........ $(1,801,499) $(13,432,774) $(3,822,092)
      Pro forma basic and diluted
       loss per share................ $     (8.84) $     (64.43) $    (12.09)

   Additional information with respect to outstanding options as of December 31, 1998 is as follows:

                                                                       Options
                                                Options Outstanding  Exercisable
                                               --------------------- -----------
                                                          Weighted
                                                           Average
                                                          Remaining
                                               Number of Contractual  Number of
                  Exercise Prices               Options     Life       Options
                  ---------------              --------- ----------- -----------
      $0.04................................... 1,509,883     6.7      1,043,163
      $0.06...................................   165,510     7.5         89,640
      $0.37................................... 3,172,257     8.5        669,394
                                               ---------              ---------
      $0.04--$0.37............................ 4,847,650              1,802,197
                                               =========              =========

   The weighted average fair value of options granted during 1996, 1997 and 1998 was $0 in each year.

   On December 31, 1998 MapQuest granted 645,570 options for which the exercise price per share will be the initial public offering price determined upon completion of the offering MapQuest intends to make (see Note 15). These options are excluded from the disclosures in this Note 6.

                               MAPQUEST.COM, INC.

                               December 31, 1998

 Warrants

   As of December 31, 1998, there were 390,258 warrants outstanding under which each warrant entitles the holder to purchase one share of MapQuest's Common Stock for $.04 per share. The warrants were issued for $.004 per warrant in connection with the original Series A Preferred Stock Purchase Agreement dated October 31, 1994. The warrants expire upon the earlier of October 31, 2004 or the fifth anniversary of an initial public offering. MapQuest has reserved 390,258 shares of common stock for issuance upon exercise of the warrants.

   As of December 31, 1998, there were 406,709 warrants outstanding under which each warrant entitles the holder to purchase one share of MapQuest's common stock for $1.30. The warrants were issued for $1,000 in connection with the Purchase and Sale of Series C Preferred Stock Agreement. The warrants expire on July 18, 2002. MapQuest has reserved 406,709 shares of common stock for issuance upon exercise of the warrants.

   As of December 31, 1998, there were 954,147 warrants outstanding under which each warrant entitles the holder to purchase one share of MapQuest's common stock for $1.04 per share. The warrants were issued in connection with a distribution agreement MapQuest executed in 1997. These warrants were valued at $0 on the date of grant using the "Black Scholes" option pricing model. The warrants expire on the earlier of April 22, 2002 or upon termination of the agreement. In the event that the holder shall have exercised the warrants prior to the Company terminating the distribution agreement due to a breach of the agreement by the holder, the Company shall have the option to purchase these shares of common stock for a period of 60 days after the termination of the distribution agreement at a purchase price which is the lesser of $1.77 or the then fair market value of such shares. The Company has reserved 954,147 shares of common stock for issuance upon exercise of the warrants.

   As of December 31, 1998, there were 522,231 warrants outstanding under which each warrant entitles the holder to purchase one share of MapQuest's common stock for $.004 per share. The warrants were issued during May 1998 to certain holders of Series C Preferred Stock in connection with the original issuance of the Series C Preferred Stock. The warrants expire on April 30, 2008. MapQuest has reserved 522,231 shares of common stock for issuance upon exercise of the warrants.

   As of December 31, 1998, there were 41,266 warrants outstanding under which each warrant entitles the holder to purchase one share of MapQuest's common stock for $1.30. The warrants were issued for services rendered by an outside party. The warrants expire in September 2003.

                               MAPQUEST.COM, INC.

                               December 31, 1998


7. Loss Per Share

   The following table sets forth the computation of basic and diluted loss per share:

                                         1996          1997           1998
                                     ------------  -------------  ------------
     Numerator:
       Net loss....................  $ (1,276,179) $  (7,599,123) $ (3,154,869)
       Preferred stock dividends...      (525,320)      (560,025)     (516,299)
       Accretion of redeemable
        preferred stock............           --         (63,243)     (150,924)
       Addition of redemption
        feature to preferred
        stock......................           --      (5,210,383)          --
                                     ------------  -------------  ------------
       Numerator for loss per share
        applicable to common
        stockholders...............  $ (1,801,499) $ (13,432,774) $ (3,822,092)
                                     ============  =============  ============
     Denominator:
     Denominator for basic and
      diluted loss per share--
      weighted-average shares......       203,779        208,499       316,202
     Basic and diluted loss per
      common share.................  $      (8.84) $      (64.43) $     (12.09)
                                     ============  =============  ============

   The following securities and number of shares have been excluded from the diluted per share computation as they are antidilutive:

                                                   1996      1997      1998
                                                 --------- --------- ---------
     Convertible redeemable preferred stock
      Series A..................................       --  6,550,000 6,550,000
     Convertible redeemable preferred stock
      Series C..................................           3,495,354 3,495,354
     Convertible preferred stock Series A....... 6,550,000       --        --
     Stock options.............................. 3,207,014 3,756,661 4,847,650
     Stock warrants.............................   390,258 1,751,114 2,314,611

   The following table sets forth the computation of pro forma basic and diluted loss per share, assuming conversion of the shares of Series A Preferred Stock and Series C Preferred Stock to shares of common stock and the redemption of the shares of Series B Preferred Stock outstanding at December 31, 1998 using an initial public offering price of $15 per share at the beginning of the year ended December 31, 1998.

                                                                      1998
                                                                   -----------
     Numerator:
       Net loss applicable to common stockholders................  $(3,822,092)
       Redeemable preferred stock--Series C accretion............      150,924
       Preferred stock dividends on cumulative preferred stock--
        Series B.................................................      516,299
                                                                   -----------
       Numerator for pro forma basic and diluted loss per share..  $(3,154,869)
     Denominator:
       Weighted average number of common shares..................      316,202
       Assumed conversion of preferred shares to common shares...   27,122,455
       Assumed issuance of common shares to redeem Series B
        Preferred Stock..........................................      555,469
                                                                   -----------
       Denominator for pro forma basic and diluted loss per
        share....................................................   27,994,126
       Pro forma basic and diluted loss per share................  $      (.11)

                               MAPQUEST.COM, INC.

                               December 31, 1998

8. Income Taxes

   No provision for income taxes has been recorded as MapQuest has incurred net operating losses during 1996, 1997 and 1998.

   The tax effects of temporary differences and net operating loss and credit carryforwards that give rise to MapQuest's deferred tax assets and liabilities are as follows:

                                                             December 31
                                                        ----------------------
                                                           1997        1998
                                                        ----------  ----------
     Deferred tax liabilities:
       Depreciation...................................  $ (385,093) $ (347,306)
     Deferred tax assets:
       Allowance for doubtful accounts................      84,040     146,324
       Other..........................................     481,607     496,126
       Net operating loss and credit carryforwards....   3,486,589   4,746,255
                                                        ----------  ----------
     Total deferred tax assets........................   4,052,236   5,388,705
                                                        ----------  ----------
     Net deferred tax assets..........................   3,667,143   5,041,399
     Valuation allowances for deferred tax assets.....  (3,667,143) (5,041,399)
                                                        ----------  ----------
       Net deferred taxes.............................  $      --   $      --
                                                        ==========  ==========

   Due to the uncertainty of the realization of the assets, a valuation allowance has been provided. The valuation allowance was increased by $1,239,780, $2,618,565 and $1,374,256 for the years ended December 31, 1996,
1997 and 1998, respectively.

   As of December 31, 1998, MapQuest has net operating loss carryforwards of approximately $11,680,000, which expire between 2009 and 2018, and research and development tax credit carryforwards of approximately $623,000, which expire during 2010 and 2013. The utilization of approximately $10,035,000 of such net operating loss carryforwards and $561,000 of such research and development tax credit carryforwards is subject to an annual limitation of approximately $1,300,000, pursuant to Section 382 of the Internal Revenue Code.

9. Segment Information

   MapQuest has two reportable segments: MapQuest Business/Consumer and Digital Mapping Services. The MapQuest Business/Consumer segment provides products and services to address the web-based destination information needs of both businesses and consumers. Business and Consumer revenues and costs are combined for this segment because a significant portion of the costs, primarily compensation for operations personnel and related operations costs, are common to both Business and Consumer revenues and are not allocated. The Digital Mapping Services segment provides non-internet mapping products and services to the education, reference, directory, travel and governmental markets as well as providing customized mapping solutions to various other customers. Revenues are derived principally from the United States.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies. MapQuest evaluates performance based on gross profit and does not allocate assets to the reportable segments since management does not evaluate segment performance based on asset information and common assets are used in the segments. Accordingly, depreciation expense is not included in the information set forth below.

                               MAPQUEST.COM, INC.

                               December 31, 1998


   MapQuest's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

                                                  Year ended December 31
                                               -------------------------------
                                                 1996       1997       1998
                                               ---------  ---------  ---------
                                                       In thousands
     Business segment revenues:
       MapQuest consumer/business-trade......  $ 7,159.7  $ 6,038.6  $ 7,912.0
       Digital mapping services-trade........   12,417.2   15,377.1   16,805.1
                                               ---------  ---------  ---------
         Total...............................  $19,576.9  $21,415.7  $24,717.1
                                               =========  =========  =========
     Business segment profit:
       MapQuest consumer/business............    2,834.5    1,503.4    3,103.2
       Digital mapping services..............    4,422.9    4,609.9    3,968.1
                                               ---------  ---------  ---------
     Total segment profit....................    7,257.4    6,113.3    7,071.3
     Reconciling items:
       Operating expenses....................   (8,976.1) (14,115.7) (10,524.1)
       Other and interest income.............      442.5      403.3      297.9
                                               ---------  ---------  ---------
     Pre-tax loss............................  $(1,267.2) $(7,599.1) $(3,154.9)
                                               =========  =========  =========

10. Leases

   MapQuest leases certain office and warehouse space from one of its stockholders under operating leases. MapQuest also leases other office space and office equipment from unrelated parties under operating leases. Future lease commitments are as follows:

       1999.......................................................... $1,039,000
       2000..........................................................    848,000
       2001..........................................................    754,000
       2002..........................................................    758,000
       2003..........................................................    762,000
       Thereafter....................................................  2,351,000
                                                                      ----------
                                                                      $6,512,000
                                                                      ==========

   Rental expense for the years ended December 31, 1996, 1997 and 1998, was $683,000, $1,131,000 and $1,033,000, respectively.

11. Retirement Savings Plan

   MapQuest sponsors a defined contribution retirement savings plan for substantially all of its employees. Employees may elect to defer up to 15% of their salary. MapQuest has the option to match up to 100% of the employees' contribution up to 2% of their salary. The expense incurred related to this plan was $161,549, $209,235 and $189,512 during the years ended December 31, 1996, 1997 and 1998, respectively.

12. Related Party Transactions

   MapQuest paid a management fee of $75,000 to a stockholder during 1996 and 1997, respectively. In connection with the Purchase and Sale of Series C Preferred Stock Agreement, the $75,000 annual management fee arrangement was terminated effective July 17, 1997. MapQuest incurred rent expense of $112,000, $35,591 and $16,597 related to leases with one of its stockholders during 1996, 1997 and 1998, respectively. MapQuest recorded sales to its stockholders of $475,000, $432,320 and $513,626 during 1996, 1997 and 1998,

                               MAPQUEST.COM, INC.

                               December 31, 1998

respectively. Also, MapQuest recorded sales to other affiliates of $181,000, $1,290,900 and $2,022,000 during 1996, 1997 and 1998, respectively. As of
December 31, 1998, MapQuest's accounts receivable--affiliates was $127,989.

13. Concentration of Credit Risk

   For the years ended December 31, 1996, 1997 and 1998, sales to MapQuest's top four customers represented 38%, 25% and 18% of total sales, respectively. During 1996, one customer represented 16% of total sales.

14. Commitments and Contingencies

Minimum Annual Royalties

   MapQuest has guaranteed payment of the following minimum annual royalties under a distribution agreement for each of the following years:

                                                                       Minimum
                                                                        Annual
                                                                       Royalty
       Year ended December 31                                         ----------
       1997.......................................................... $  166,667
       1998..........................................................    345,833
       1999..........................................................    462,500
       2000..........................................................    500,000
       2001..........................................................    500,000
       2002..........................................................    125,000
                                                                      ----------
         Total....................................................... $2,100,000
                                                                      ==========

Contingencies

   On December 14, 1998, Mark Tornetta filed a lawsuit against Moore U.S.A., Inc. in the United States District Court for the Eastern District of Pennsylvania. The Company is defending this matter pursuant to an indemnity provision in its contract with Moore U.S.A., Inc. Mr. Tornetta's patent describes a specific method for searching real estate properties, which Mr. Tornetta alleges is infringed by Moore U.S.A., Inc.'s online and other real estate services. The Company believes that the claims of the patent are not infringed by Moore U.S.A. and the patent is invalid. While the litigation is in the early stage, and its outcome cannot be predicted, MapQuest believes that this litigation is without merit, and intends to defend this action vigorously.

   On January 26, 1999, Civix-DDI, LLC filed a lawsuit in the United States District Court for the District of Colorado against twenty different defendants, including MapQuest. Eight of these defendants are licensees of MapQuest's technology and may have rights to indemnification under their respective agreements or at law. The complaint alleges infringement by MapQuest of two patents, through, for example, the manufacture, use, sale, and offer to sell MapQuest's Electronic Yellow Page Services systems and products. On May 3, 1999, MapQuest and Civix entered into a license agreement, dated May 3, 1999, pursuant to which MapQuest acquired a license under the Civix patents. The license agreement also provides certain rights to customers and end users of MapQuest products and services. The license agreement provides for MapQuest to pay a license fee of $500,000. In connection with the acquisition of the license, MapQuest and Civix agreed to settle the lawsuit and to jointly seek entry in the lawsuit of an agreed-upon order dismissing MapQuest from the lawsuit and dismissing certain claims against MapQuest's co-defendant customers relating to their use and sale of MapQuest products and services.

   MapQuest periodically receives notices of claims arising out of the normal course of business. In the opinion of management, these matters will not have a material effect on MapQuest's financial position, results of operations, or liquidity.

                               MAPQUEST.COM, INC.

                               December 31, 1998

15. Subsequent Events

   During February 1999, the Board of Directors authorized MapQuest to file a registration statement with the Securities and Exchange Commission for an initial public offering of shares of its common stock. In connection with the above, in April 1999, the Board of Directors authorized MapQuest to do the following: (1) amend its Certificate of Incorporation such that it will have the authority to issue an aggregate of 105,000,000 shares of capital stock, consisting of 90,000,000 shares of common stock, par value $0.001 per share, and 15,000,000 shares of preferred stock, par value $0.01 per share; (2) effect a 2.7 for 1 common stock split; (3) adopt the 1999 Stock Plan for which 3,645,000 shares of common stock will be reserved for future issuances; and (4) establish an employee stock purchase plan under which a total of 1,755,000 shares of common stock will be made available for sale. The above items were approved by the stockholders during April 1999. The change to authorized shares and the stock split became effective on April 29, 1999. The 1999 Stock Plan and employee stock purchase plan take effect upon and subject to the effectiveness of the registration statement. All references to common shares, per common share and par value per common share, except for references to authorized common shares, in the financial statements have been restated to give effect to the common stock split and change in par value per common share.

   In addition, during April 1999, the Board of Directors authorized and the stockholders approved MapQuest to amend and restate its Certificate of Incorporation such that it will have the authority to issue an aggregate of 105,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. This amended and restated Certificate of Incorporation is to only be adopted and filed upon and subject to the effectiveness of MapQuest's registration statement.

   MapQuest intends to use a portion of the proceeds of the offering to redeem the outstanding shares of Series B Preferred Stock. Also, upon the completion of an initial public offering in which the gross proceeds paid by the public are at least $15,000,000 and, with respect to the Series C Preferred Stock at a per share price to the public of not less than $2.60, all outstanding redeemable preferred shares of Series A Preferred Stock and Series C Preferred Stock will automatically be converted into shares of common stock in the manner described in Note 5. The pro forma loss per share (Note 7) for the year ended December 31, 1998 gives effect to the conversion of such shares and the redemption of the outstanding shares of Series B Preferred Stock as if the conversion and redemption occurred at the beginning of 1998.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
MapQuest.com, Inc.

   We have audited the financial statements of MapQuest.com, Inc. as of December 31, 1997 and 1998, and for each of the three years in the period ended December 31, 1998, and have issued our report thereon dated February 18, 1999 except for the matters discussed in the next to last paragraph of Note 14 and all of Note 15 as to which the date is May 3, 1999 (included elsewhere in this Registration Statement). Our audits also included the accompanying financial statement schedule. This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

   In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          /s/ Ernst & Young LLP

Harrisburg, Pennsylvania
February 18, 1999

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                               MapQuest.com, Inc.

        COL. A            COL. B                COL. C                  COL. D      COL. E
        ------           --------- --------------------------------- ------------  ---------
                                               Additions
                                   ---------------------------------
                          Balance
                            at                      Charged to Other                Balance
                         Beginning Charged to Costs    Accounts--    Deductions--   at End
      Description        of Period   and Expenses       Describe       Describe    of Period
      -----------        --------- ---------------- ---------------- ------------  ---------
Year Ended December 31,
 1998:
  Reserves and
   allowances deducted
   from asset accounts:
    Allowance for
     uncollectible
     accounts..........  $407,136      $271,598                        $209,008(1) $469,726
Year Ended December 31,
 1997:
  Reserves and
   allowances deducted
   from asset accounts:
    Allowance for
     uncollectible
     accounts..........  $433,672      $262,388                        $288,924(1) $407,136
Year Ended December 31,
 1996:
  Reserves and
   allowances deducted
   from asset accounts:
    Allowance for
     uncollectible
     accounts..........  $263,171      $232,500                        $ 61,999(1) $433,672

--------
(1) Uncollectible accounts written off, net of recoveries.

                               MAPQUEST.COM, INC.

                                 BALANCE SHEET
                                  (unaudited)
               (in thousands, except share and per share amounts)

                                                                   September 30,
                                                                       1999
                                                                   -------------
                             ASSETS
Current assets:
  Cash and cash equivalents......................................     $29,685
  Short term investments.........................................      17,940
  Accounts receivable, net of allowance for doubtful accounts of
   $580..........................................................       9,840
  Accounts receivable--affiliates................................         707
  Inventories....................................................       1,126
  Contract work in progress......................................         231
  Prepaid expenses and other current assets......................       1,684
                                                                      -------
   Total current assets..........................................      61,213
Property and equipment, net of accumulated depreciation of
 $4,455..........................................................       4,488
Goodwill, net....................................................         155
Other assets.....................................................         825
                                                                      -------
   Total assets..................................................     $66,681
                                                                      =======
         LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable...............................................     $ 2,719
  Current portion of note payable................................           5
  Accrued personnel costs........................................       1,231
  Advance billings on contracts..................................         686
  Deferred revenue...............................................       2,434
  Other accrued liabilities......................................       2,411
                                                                      -------
   Total current liabilities.....................................       9,486
                                                                      -------
Stockholders' equity (deficit):
  Preferred Stock--$.01 par value:
   Authorized shares 5,000,000
   Issued and outstanding shares, none...........................         --
  Common stock--$.001 par value:
   Authorized shares--100,000,000
   Issued and outstanding shares, 33,572,562.....................          34
  Notes receivable for common stock..............................        (224)
  Additional paid in capital.....................................      88,246
  Retained deficit...............................................     (30,861)
                                                                      -------
   Total stockholders' equity....................................      57,195
                                                                      -------
   Total liabilities and stockholders' equity....................     $66,681
                                                                      =======

                            See accompanying notes.

                               MAPQUEST.COM, INC.

                            STATEMENTS OF OPERATIONS
                                  (unaudited)
               (in thousands, except share and per share amounts)

                                                        Nine months ended
                                                          September 30
                                                     ------------------------
                                                        1998         1999
                                                     -----------  -----------
Revenues
  Business.......................................... $     4,888  $     8,538
  Consumer..........................................         796        4,355
                                                     -----------  -----------
  Total business and consumer revenues..............       5,684       12,893
  Digital mapping...................................      12,163       10,500
                                                     -----------  -----------
    Total revenues..................................      17,847       23,393
Cost of revenues
  Business and consumer.............................       3,535        6,906
  Digital mapping...................................       9,020        8,170
                                                     -----------  -----------
    Total cost of revenues..........................      12,555       15,076
                                                     -----------  -----------
Gross profit........................................       5,292        8,317
Operating expenses
  Sales and marketing...............................       3,713       12,965
  Product development...............................       2,418        3,836
  General and administrative........................       1,521        3,328
                                                     -----------  -----------
    Total operating expenses........................       7,652       20,129
                                                     -----------  -----------
Operating loss......................................      (2,360)     (11,812)
Interest income and expense, net....................          45        1,039
Other income........................................         234          186
                                                     -----------  -----------
Loss before provision for income taxes..............      (2,081)     (10,587)
Provision for income taxes..........................         --             1
                                                     -----------  -----------
    Net loss........................................ $    (2,081) $   (10,588)
Less preferred stock dividends and accretion........        (629)        (378)
                                                     -----------  -----------
Net loss applicable to common stockholders.......... $    (2,710) $   (10,966)
                                                     ===========  ===========
Basic and diluted loss per share....................      $(8.75) $     (0.60)
Shares used to compute basic and diluted loss per
 share..............................................     309,569   18,195,328
Pro forma basic and diluted loss per share.......... $      (.07) $      (.35)
Shares used to compute pro forma basic and diluted
 loss per share.....................................  27,987,524   30,673,976

                            See accompanying notes.

                               MAPQUEST.COM, INC.

                            STATEMENTS OF CASH FLOWS
                                  (unaudited)
                                 (in thousands)

                                                              Nine months
                                                                 ended
                                                              September 30
                                                            -----------------
                                                             1998      1999
                                                            -------  --------
Operating Activities
Net loss................................................... $(2,081) $(10,588)
Adjustments to reconcile net loss to net cash used in
 operating activities:
  Depreciation.............................................     909     1,022
  Amortization.............................................      23        92
  Provision for doubtful accounts..........................     121       110
  Compensation expense recognized..........................      38       --
  Equity in earnings of joint venture......................     (60)      (73)
  (Gain) on disposal of property and equipment.............      (1)      --
  Changes in operating assets and liabilities:
    Accounts receivable....................................    (166)   (3,303)
    Accounts receivable--affiliates........................      (9)     (579)
    Inventories............................................     354       238
    Contract work in progress..............................    (290)      (84)
    Prepaid expenses and other current assets..............     293    (1,202)
    Other assets...........................................     (71)     (726)
    Accounts payable.......................................    (364)    1,004
    Advance billings on contracts..........................     (54)      188
    Deferred revenue.......................................     185     1,226
    Accrued personnel costs and other liabilities..........      99     2,079
                                                            -------  --------
Net cash used in operating activities......................  (1,074)  (10,596)
Investing activities
Purchase of short term investments.........................     --    (17,940)
Property and equipment purchases...........................    (869)   (3,666)
Proceeds from disposal of property and equipment...........       3       --
                                                            -------  --------
Net cash used in investing activities......................    (866)  (21,606)
Financing activities
Principal payments on debt.................................     (38)      (43)
Principal payments received on notes receivable arising
 from issuance of stock....................................     --         67
Exercise of common stock options and warrants..............       7       163
Proceeds from issuance of stock, net of offering costs.....     --     69,796
Redemption of preferred stock..............................     --     (8,660)
                                                            -------  --------
Net cash provided by (used in) financing activities........     (31)   61,323
                                                            -------  --------
Net (decrease) increase in cash and cash equivalents.......  (1,971)   29,121
Cash and cash equivalents, beginning of period.............   2,482       564
                                                            -------  --------
Cash and cash equivalents, end of period................... $   511  $ 29,685
                                                            =======  ========
Supplemental cash flow information
Stock dividends paid on Preferred Stock Series B........... $   516  $    328
                                                            =======  ========

                              See accompanying notes.

                               MAPQUEST.COM, INC.

                NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

                               September 30, 1999


1. Basis of Presentation

   The accompanying unaudited financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and with the instructions to Form 10-Q and
Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine-month period ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999.

   For further information, refer to the financial statements and footnotes thereto for the year ended December 31, 1998 included elsewhere in this proxy statement/prospectus.

2. Stockholders' Equity

   In May 1999, MapQuest completed an initial public offering of 4,600,000 shares of its common stock at a public offering price of $15 per share, which generated approximately $62.1 million in net proceeds to MapQuest.

   Upon the closing of MapQuest's initial public offering in May 1999, all of the outstanding shares of MapQuest's Series A and Series C Preferred Stock were converted into 27,122,455 shares of common stock and all of the outstanding shares of MapQuest's Series B Preferred Stock were redeemed for approximately $8.6 million.

   During April 1999, the Board of Directors and the stockholders authorized a
2.7 for 1 split of MapQuest's common stock. In addition, the Board of Directors and the stockholders authorized and approved the amendment and restatement of MapQuest's Certificate of Incorporation such that MapQuest has the authority to issue an aggregate of 105,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. This amended and restated Certificate of Incorporation became effective upon the effectiveness of MapQuest's Registration Statement. All references to common shares, per common share, and par value per common share in the financial statements have been restated to give effect to the common stock split and change in par value per common share. Upon the effectiveness of MapQuest's Registration Statement, MapQuest has adopted the 1999 Stock Plan pursuant to which 3,645,000 shares of common stock were reserved for future issuance and established an employee stock purchase plan under which a total of 1,755,000 shares of common stock will be made available for sale.

   During June 1999, in connection with MapQuest's initial public offering, the underwriters of the offering exercised an over-allotment option for 597,990 shares of MapQuest's common stock at the initial public offering price of $15 per share, which generated approximately $7.7 million in net proceeds to MapQuest.

3. Investments

   The Company invests certain of its excess cash in debt instruments of the U.S. Government and its agencies, and of high quality corporate issuers. All highly liquid instruments with an original maturity of three months or less when purchased are considered cash equivalents; those with original maturities greater than three months but less than twelve months when purchased are considered short term investments. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," MapQuest classifies its investment securities as available-for-sale. Unrealized holding gains and losses at September 30, 1999 were not significant.

                               MAPQUEST.COM, INC.

                               September 30, 1999


4. Inventories

   Inventories are comprised of the following:

                                                                  September 30,
                                                                       1999
                                                                  --------------
                                                                  (in thousands)
      Materials..................................................     $  272
      Work-in-process............................................        245
      Finished goods.............................................        609
                                                                      ------
                                                                      $1,126
                                                                      ======

5. Loss Per Share

   The following tables set forth the computation of basic and diluted loss per share:

                                                           Nine months ended
                                                             September 30,
                                                           ------------------
                                                            1998      1999
                                                           -------  ---------
                                                            (in thousands,
                                                            except loss per
                                                                share)
      Numerator:
        Net loss.......................................... $(2,081)  $(10,588)
        Preferred stock dividends.........................    (516)      (328)
        Accretion of redeemable preferred stock...........    (113)       (50)
        Net loss applicable to common stockholders........ $(2,710)  $(10,966)


                                                                Nine months
                                                                   ended
                                                                September 30
                                                               ---------------
                                                                1998    1999
                                                               ------  -------
                                                               (in thousands,
                                                                except loss
                                                                 per share)
      Denominator:
        Denominator for basic and diluted loss per share--
         weighted average shares.............................     310   18,195
        Basic and diluted loss per common share..............  $(8.75) $ (0.60)
                                                               ======  =======

   The following securities and number of shares have been excluded from the diluted per share computations because they are antidilutive, for the nine months ended September 30, 1998 and 1999.

                                                                     1998  1999
                                                                     ----- -----
                                                                         (in
                                                                     thousands)
      Convertible redeemable preferred stock Series A............... 6,550   --
      Convertible redeemable preferred stock Series C............... 3,495   --
      Stock options................................................. 4,851 6,040
      Stock warrants................................................ 2,315 2,023

                               MAPQUEST.COM, INC.

                               September 30, 1999


   The following table sets forth the computation of pro forma basic and diluted loss per share, giving consideration to MapQuest's initial public offering discussed in Note 2 and assuming conversion of the shares of Series A Preferred Stock and Series C Preferred Stock to shares of common stock and the redemption of the shares of Series B Preferred Stock outstanding at September 30, 1998 and the redemption date of May 4, 1999, using an initial public offering price of $15 per share and assuming such conversion and redemption occurred at the beginning of the respective periods.

                                                         Nine months ended
                                                            September 30
                                                       -----------------------
                                                          1998        1999
                                                       ----------  -----------
                                                       (in thousands, except
                                                          loss per share)
Numerator:
  Net loss applicable to common stockholders.......... $   (2,710) $   (10,966)
  Redeemable preferred stock--Series C accretion......        113           50
  Preferred stock dividends on cumulative preferred
   stock--Series B....................................        516          328
  Numerator for pro forma basic and diluted loss per
   share.............................................. $   (2,081) $   (10,588)
Denominator:
  Weighted average number of common shares............        310       18,195
  Assumed conversion of preferred shares to common
   shares(1)..........................................     27,122       12,220
  Assumed issuance of common shares to redeem Series B
   Preferred Stock(1).................................        556          259
  Denominator for pro forma basic and diluted loss per
   share..............................................     27,988       30,674
  Pro forma basic and diluted loss per share.......... $    (0.07) $     (0.35)
                                                       ==========  ===========

--------
(1) Shares used for 1999 computations are weighted average amounts considering the conversion redemption occurred on May 4, 1999.

6. Segment Information

   MapQuest has two reportable segments: MapQuest Business/Consumer and Digital Mapping Services. The MapQuest Business/Consumer segment provides products and services to address the web-based destination information needs of both businesses and consumers. Business and Consumer revenues and costs are combined for this segment because a significant portion of the costs, primarily compensation for operations personnel and related operations costs, are common to both Business and Consumer revenues and are not allocated. The Digital Mapping Services segment provides non-Internet mapping products and services to the education, reference, directory, travel and governmental markets as well as providing customized mapping solutions to various other customers. Revenues are derived principally from the United States.

   The accounting policies of the segments are the same as those described in the summary of significant accounting policies in MapQuest's 1998 financial statements included elsewhere in this proxy statement/ prospectus. MapQuest evaluates performance based on gross profit and does not allocate assets to the reportable segments since management does not evaluate segment performance based on asset information and common assets are used in the segments.

   MapQuest's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

                               MAPQUEST.COM, INC.

                               September 30, 1999


                                                               Nine months
                                                                  ended
                                                               September 30
                                                             -----------------
                                                              1998      1999
                                                             -------  --------
Business segment revenues:
  MapQuest business/consumer trade.......................... $ 5,684  $ 12,893
  Digital mapping services trade............................  12,163    10,500
                                                             -------  --------
    Total...................................................  17,847    23,393


Business segment profit:
  MapQuest business/consumer................................   2,149     5,987
  Digital mapping services..................................   3,143     2,330
                                                             -------  --------
    Total segment profit....................................   5,292     8,317


Reconciling items:
  Operating expenses........................................  (7,652)  (20,129)
  Provision for income taxes................................     --         (1)
  Other and interest income.................................     279     1,225
                                                             -------  --------
    Pre-tax loss............................................ $(2,081) $(10,588)
                                                             =======  ========

7. Contingent Matters

   Pursuant to an indemnity obligation, the Company defended Moore U.S.A., Inc., in a legal proceeding filed by Mark Tornetta on December 14, 1998 in the United States District Court for the Eastern District of Pennsylvania. Mr. Tornetta alleged that Moore U.S.A., Inc. infringed his patent describing a specific method for searching real estate properties. This case was dismissed without prejudice on April 30, 1999.

   On January 26, 1999, Civix-DDI, LLC filed a lawsuit in the United States District Court for the District of Colorado against twenty different defendants, including the Company. Eight of these defendants are licensees of the Company's technology and may have rights to indemnification under their respective agreements or at law. The complaint alleged infringement by the Company of two patents, through, for example, the manufacture, use, sale, and offer to sell electronic yellow page services systems and products. On May 3, 1999, the Company and Civix entered into a license agreement, dated May 3, 1999, pursuant to which the Company acquired a license under the Civix patents. The license agreement also provides certain rights to customers and end users of the Company's products and services. Pursuant to the license agreement, the Company paid a one-time license fee. In connection with the acquisition of the license, the Company and Civix agreed to settle the lawsuit and to jointly seek entry in the lawsuit of an agreed-upon order dismissing the Company from the lawsuit and dismissing certain claims against the Company's co-defendant customers relating to their use and sale of the Company's products and services. The order was entered by the Court on May 18, 1999.

   Rand McNally has written a letter to National Geographic claiming that National Geographic's laminated maps infringe upon one of its patents. The Company has agreed to take responsibility pursuant to its indemnification obligations and believes that this claim will be settled for approximately $10,000.

   The Company has also been approached by Unisys concerning a license under U.S. Patent No. 4,558,302, which covers certain data compression technology commonly referred to as the Lempel-Zev-Welch or ALZW@ algorithm. Unisys and the Company are presently engaged in negotiations concerning a possible license under the '302 patent. Unisys has not filed a lawsuit, although it has suggested the possibility of litigation to enforce the '302 patent if negotiations are unsuccessful. Under the terms of the merger agreement, as described in Note 9, the Company may not settle certain claims without America Online's consent.

                               MAPQUEST.COM, INC.

                               September 30, 1999


   Universal Map Enterprises, Inc. filed a lawsuit against MapQuest and America Online in the United States District Court in the Western District of New York. In that lawsuit, Universal Map Enterprises alleges claims against the Company for breach of contract, conversion and specific performance, and against America Online for tortious interference with business arrangements, in connection with an alleged agreement to sell the Company's online electronic commerce website, MapStore.com, to Universal Map. Since the commencement of the action, Universal Map has subsequently agreed to dismiss America Online from the action without prejudice. Universal Map is seeking to recover $1,000,000 in damages and/or specific performance of the alleged agreement, plus costs and fees. The Company and Universal Map have entered into a stipulation whereby the Company has agreed not to frustrate the ability of Universal Map to enforce a judgment for specific performance against the Company if so rendered. The Company denies liability and intends to vigorously defend the action.

   ICM Conferences, Inc. and International Championship Management, Inc. filed a claim against MapQuest in the Superior Court of the State of California for the County of San Francisco alleging breach of contract relating to the lease of exhibition space. The parties seek to recover $46,610, plus costs and reasonable fees incurred. The Company denies any liability and intends to vigorously defend the action.

   MapQuest periodically receives notices of claims arising out of the normal course of business. Management is not aware of any notices of claims that would have a material adverse effect on MapQuest's financial position, results of operations, or liquidity.

8. New Accounting Pronouncements

   The Securities and Exchange Commission and the accounting standards setters have been challenging, clarifying and determining the accounting by Internet companies for various kinds of revenues and costs. Recently, the Securities and Exchange Commission's staff issued Staff Accounting Bulletin 101 (SAB 101) which addresses revenue recognition and display issues. The Emerging Issuers Task Force (EITF) of the Financial Accounting Standards Board has reached a consensus position on several issues. MapQuest is evaluating the impact of the SAB and EITF rules to determine whether changes in accounting methods are required. The EITF will be considering other rule changes that could also require changes to MapQuest's accounting methods.

9. Subsequent Events

   MapQuest merger with America Online, Inc.

   On December 22, 1999, the Company announced that it will be acquired by American Online, Inc. ("AOL") in an all-stock transaction. Shareholders of MapQuest will receive .31558 shares of AOL common stock for each share of MapQuest stock. The transaction is expected to close in the spring of 2000, subject to various conditions including customary regulatory approvals and the approval of MapQuest shareholders. The transaction will be accounted for as a pooling-of-interests by AOL.

                                                                         ANNEX D

                        [Robertson Stephens Letterhead]

                                                               December 21, 1999

Board of Directors
MapQuest.com, Inc.
3710 Hempland Road
Mountville, Pennsylvania 17554

Members of the Board:

   We understand that MapQuest.com, Inc. (the "Company"), America Online, Inc. ("Acquiror") and MQ Acquisition, Inc. (a wholly owned subsidiary of Acquiror, "Merger Sub") are proposing to enter into an Agreement and Plan of Merger (together with the agreements attached thereto as exhibits, including the Stockholders Agreement (the "Stockholders Agreement") and the Stock Option Agreement, the "Agreement") which will provide, among other things, for the merger (the "Merger") of Merger Sub with and into the Company. Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Acquiror. Under the terms set forth in a draft of the Agreement dated December 21, 1999 (the "Draft Agreement"), at the effective time of the Merger (the "Effective Time"), each share of common stock of the Company, par value $.001 per share ("Company Common Stock") issued and outstanding immediately prior to the Effective Time, other than certain shares to be canceled pursuant to the Agreement, will be converted into the right to receive 0.31558 of a share (the "Exchange Ratio") of the common stock of Acquiror, par value $0.01 per share ("Acquiror Common Stock"). The terms and conditions of the Merger are set out more fully in the Agreement.

   You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view and as of the date hereof to the "Holders of Company Common Stock". The "Holders of Company Common Stock" shall be defined as all holders of Company Common Stock other than Acquiror, Merger Sub or any affiliates of Acquiror or Merger Sub (holders of Company Common Stock will not be considered to be affiliates of Acquiror or Merger Sub simply by virtue of entering into the Stockholders Agreement).

   For purposes of this opinion we have, among other things:

     (i) reviewed certain publicly available financial statements and other business and financial information of the Company and Acquiror, respectively;

     (ii) reviewed with the Company certain publicly available estimates of research analysts relating to the Company;

     (iii) reviewed certain publicly available estimates of research analysts relating to Acquiror;

     (iv) held discussions with the respective managements of the Company and Acquiror concerning the businesses, past and current operations and financial condition of both the Company and Acquiror and also the future prospects of the combined company, including discussions with the managements of the Company and Acquiror concerning their views regarding the strategic rationale for the Merger;

     (v) reviewed the financial terms and conditions set forth in the Draft Agreement;

     (vi) reviewed the stock price and trading history of Company Common Stock and Acquiror Common Stock;

     (vii) compared the financial performance of the Company and the prices and trading activity of Company Common Stock with that of certain other publicly traded companies comparable with the Company;

     (viii) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other transactions that we deemed relevant;

     (ix) reviewed the pro forma impact of the Merger on Acquiror's revenue per share and earnings per share;

     (x) prepared an analysis of the relative contributions of the Company and Acquiror to the combined company;

     (xi) participated in discussions and negotiations among representatives of the Company and Acquiror and their financial and legal advisors; and

     (xii) made such other studies and inquiries, and reviewed such other data, as we deemed relevant.

In our review and analysis, and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of all of the financial and other information provided to us (including information furnished to us orally or otherwise discussed with us by the managements of the Company and Acquiror) or publicly available and have neither attempted to verify, nor assumed responsibility for verifying, any of such information. We have relied upon the assurances of the Company's management that it is not aware of any facts that would make such information inaccurate or misleading. Furthermore, we did not obtain or make, or assume any responsibility for obtaining or making, any independent evaluation or appraisal of the properties, assets or liabilities (contingent or otherwise) of the Company or Acquiror, nor were we furnished with any such evaluation or appraisal. With respect to the publicly available estimates of research analysts (and the assumptions and bases therefor) for each of the Company and Acquiror that we have reviewed, we have assumed that such forecasts and projections have been reasonably prepared in good faith on the basis of reasonable assumptions and reflect the best currently available estimates and judgments as to the future financial condition and performance of the Company and Acquiror, respectively. In this regard, we note that each of the Company and Acquiror face exposure to the Year 2000 problem. We have not undertaken any independent analysis to evaluate the reliability or accuracy of the assumptions made with respect to the potential effect that the Year 2000 problem might have on the Company's and Acquiror's respective forecasts. The only financial forecasts and projections that we used in our analysis were the publicly available estimates of research analysts. We have assumed that the Merger will be consummated upon the terms set forth in the Draft Agreement without material alteration thereof, including, among other things, that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. generally accepted accounting principles ("GAAP") and that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the historical financial statements of each of the Company and Acquiror reviewed by us have been prepared and fairly presented in accordance with U.S. GAAP consistently applied. We have relied as to all legal matters relevant to rendering our opinion on the advice of counsel.

   This opinion is necessarily based upon market, economic and other conditions as in effect on, and information made available to us as of, the date hereof. It should be understood that subsequent developments may affect the conclusion expressed in this opinion and that we disclaim any undertaking or obligation to advise any person of any change in any matter affecting this opinion which may come or be brought to our attention after the date of this opinion. Our opinion is limited to the fairness, from a financial point of view and as to the date hereof, to the Holders of Company Common Stock of the Exchange Ratio. We do not express any opinion as to (i) the value of any employee agreement or other arrangement entered into in connection with the Merger, (ii) any tax or other consequences that might result from the Merger or (iii) what the value of Acquiror Common Stock will be when issued to the Company's stockholders pursuant to the Merger or the price at which the shares of Acquiror Common Stock that are issued pursuant to the Merger may be traded in the future. Our opinion does not address the relative merits of the Merger and the other business strategies that the Company's Board of Directors has considered or may be considering, nor does it address the decision of the Company's Board of Directors to proceed with the Merger.

   We are acting as financial advisor to the Company in connection with the Merger and will receive (i) a fee contingent upon the delivery of this opinion and (ii) an additional fee contingent upon the consummation of the Merger. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of our engagement. In the past, we have provided certain investment banking services to the Company for which we have been paid fees, including acting as lead manager on the Company's initial public offering. We maintain a market in the shares of Company Common Stock and Acquiror Common Stock. In the ordinary course of business, we may trade in the Company's securities and Acquiror's securities for our own account and the account of our customers and, accordingly, may at any time hold a long or short position in the Company's securities or Acquiror's securities.

   Our opinion expressed herein is provided for the information of the Board of Directors of the Company in connection with its evaluation of the Merger. Our opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote, or take any other action, with respect to the Merger. Except as may have otherwise been agreed by us in writing, this opinion may not be summarized, described or referred to or furnished to any party except with our express prior written consent.

   Based upon and subject to the foregoing considerations, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the Holders of Company Common Stock from a financial point of view.

                                          Very truly yours,

                                          FleetBoston Robertson Stephens Inc.

                                          /s/ FleetBostonRobertson Stephens Inc.
                                          -------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

   Section 145(a) of the General Corporation Law of the State of Delaware ("Delaware Corporation Law") provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director or officer of the corporation. Such indemnity may be against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person's conduct was unlawful.

   Section 145(b) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director or officer of the corporation, against any expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

   Section 145(g) of the Delaware Corporation Law provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person's status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the law.

Item 21. Exhibits and Financial Statement Schedules.

   (a) The following exhibits are filed herewith or incorporated herein by reference:

 Exhibit
 Number                                Description
 -------                               -----------
  2.1    Agreement and Plan of Merger, dated as of December 21, 1999, among the
         Registrant, MQ Acquisition, Inc. and MapQuest.com, Inc., including the
         Stockholders Agreement and the Stock Option Agreement (filed as
         Exhibit 2.1, 2.2 and 2.3, respectively, to the Registrant's Current
         Report on Form 8-K, dated as of December 21, 1999 and incorporated herein by reference).
  3.1    Restated Certificate of Incorporation of the Registrant (filed as
         Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the
         fiscal year ended June 30, 1997 and incorporated herein by reference).
  3.2    Amendments of Section A of Article 4 of the Restated Certificate of
         Incorporation of the Registrant (filed as Exhibit 4.1 to the
         Registrant's Registration Statement on Form S-3, Registration
         No. 333-46633, and as Exhibit 3.1 to the Registrant's Quarterly Report
         on Form 10-Q for the quarter ended September 30, 1999, both of which are incorporated herein by reference).
  3.3    Restated By-Laws of the Registrant (filed as Exhibit 3.5 to the
         Registrant's Annual Report on Form 10-K for the fiscal year ended June
         30, 1998 and incorporated herein by reference).

 Exhibit
 Number                                Description
 -------                               -----------
  4.1    Article 4, Article 6 and Article 8 of the Restated Certificate of
         Incorporation of the Registrant (filed as Exhibit 3.1 to the
         Registrant's Annual Report on Form 10-K for the fiscal year ended June
         30, 1997 and incorporated herein by reference).
  4.2    Rights Agreement dated as of May 12, 1998, between the Registrant and
         BankBoston, N.A., as Rights Agent (filed as Exhibit 4.1 to the
         Registrant's Quarterly Report on Form 10-Q for the quarter ended March
         31, 1998 and incorporated herein by reference).
  4.3    Amendment No. 1, dated as of January 9, 2000, between the Registrant and BankBoston, N.A., as Rights Agent (filed as Exhibit 4.1 to the
         Registrant's Registration Statement on Form 8-A/A, dated as of January
         14, 2000 and incorporated herein by reference.
  4.4    Indenture, dated as of November 17, 1997, between the Registrant, as issuer, and State Street Bank and Trust Company, as trustee (filed as
         Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated as of December 2, 1997 and incorporated herein by reference).
  4.5    Form of Indenture to be dated as of December 6, 1999, between the
         Registrant and State Street Bank and Trust Company, as trustee (filed as Exhibit 4.5 to the Registrant's Current Report on Form 8-K, dated as of December 2, 1999 and incorporated herein by reference).
  4.6    Form of Supplemental Indenture No. 1 to be dated as of December 6,
         1999, between the Registrant and State Street Bank and Trust Company,
         as trustee (filed as Exhibit 4.7 to the Registrant's Current Report on
         Form 8-K, dated as of December 2, 1999 and incorporated herein by reference).
  5.1*   Opinion of Simpson Thacher & Bartlett regarding legality of securities being registered.
  8.1*   Opinion of Simpson Thacher & Bartlett regarding certain U.S. income tax aspects of the merger.
  8.2*   Opinion of Mayer, Brown & Platt regarding certain U.S. income tax aspects of the merger.
 15.1*   Letter regarding Unaudited Interim Financial Information.
 23.1*   Consent of Simpson Thacher & Bartlett (included as part of its opinions filed as Exhibit 5.1 and Exhibit 8.1, respectively, and incorporated herein by reference).
 23.2*   Consent of Mayer, Brown & Platt (included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference).
 23.3    Consents of Ernst & Young LLP.
 24.1    Power of Attorney (included on the signature page of this Form S-4 and incorporated herein by reference).
 99.1    Opinion of FleetBoston Robertson Stephens (included as Annex D to the proxy statement/prospectus forming a part of this Registration
         Statement and incorporated herein by reference).
 99.2    Consent of FleetBoston Robertson Stephens.
 99.3    Form of Proxy of MapQuest.com, Inc.

--------
 * To be filed by amendment.

   (b)-(c) All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are not applicable and therefore have been omitted.

Item 22. Undertakings.

   The undersigned registrant hereby undertakes:

     (1) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
  Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (2) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (3) that every prospectus (i) that is filed pursuant to paragraph (2) immediately preceding, or (ii) that purports to meet the requirements of
  Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (4) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request; and

     (5) to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

  Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Loudon, Commonwealth of Virginia, on February 11, 2000.

                                          America Online, Inc.

                                                    /s/ J. Michael Kelly
                                          By:----------------------------------
                                             J. Michael Kelly
                                             Senior Vice President, Chief
                                             Financial Officer and Assistant
                                             Secretary

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Stephen M. Case, Kenneth J. Novack, J. Michael Kelly, Paul T. Cappuccio, Sheila A. Clark and James F. MacGuidwin and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

   Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                 Signature                            Title                  Date
                 ---------                            -----                  ----

            /s/ Stephen M. Case             Chief Executive Officer    February 11, 2000
___________________________________________  and Chairman of the Board
              Stephen M. Case                (Principal Executive
                                             Officer)

           /s/ Robert W. Pittman            President and Chief        February 11, 2000
___________________________________________  Operating Officer
             Robert W. Pittman

           /s/ J. Michael Kelly             Senior Vice President,     February 11, 2000
___________________________________________  Chief Financial Officer
             J. Michael Kelly                and Assistant Secretary
                                             (Principal Financial
                                             Officer)

          /s/ James F. MacGuidwin           Vice President,            February 11, 2000
___________________________________________  Controller, Chief
            James F. MacGuidwin              Accounting and Budget
                                             Officer (Principal
                                             Accounting Officer)

           /s/ Daniel F. Akerson            Director                   February 11, 2000
___________________________________________
             Daniel F. Akerson

                 Signature                            Title                  Date
                 ---------                            -----                  ----

          /s/ James L. Barksdale            Director                   February 11, 2000
___________________________________________
            James L. Barksdale

           /s/ Frank J. Caufield            Director                   February 11, 2000
___________________________________________
             Frank J. Caufield

           /s/ Miles R. Gilburne            Director                   February 11, 2000
___________________________________________
             Miles R. Gilburne

        /s/ Alexander M. Haig, Jr.          Director                   February 11, 2000
___________________________________________
          Alexander M. Haig, Jr.

                                            Vice Chairman and Director February 11, 2000
___________________________________________
             Kenneth J. Novack

            /s/ Colin L. Powell             Director                   February 11, 2000
___________________________________________
              Colin L. Powell

          /s/ Franklin D. Raines            Director                   February 11, 2000
___________________________________________
            Franklin D. Raines

         /s/ Marjorie M. Scardino           Director                   February 11, 2000
___________________________________________
           Marjorie M. Scardino

                                 EXHIBIT INDEX

 Exhibit
 Number                                Description
 -------                               -----------
  2.1    Agreement and Plan of Merger, dated as of December 21, 1999, among the
         Registrant, MQ Acquisition, Inc. and MapQuest.com, Inc., including the
         Stockholders Agreement and the Stock Option Agreement (filed as
         Exhibits 2.1, 2.2 and 2.3, respectively, to the Registrant's Current
         Report on Form 8-K, dated as of December 21, 1999 and incorporated herein by reference).
  3.1    Restated Certificate of Incorporation of the Registrant (filed as
         Exhibit 3.1 to the Registrant's Annual Report on Form 10-K for the
         fiscal year ended June 30, 1997 and incorporated herein by reference).
  3.2    Amendments of Section A of Article 4 of the Restated Certificate of
         Incorporation of the Registrant (filed as Exhibit 4.1 to the
         Registrant's Registration Statement on Form S-3, Registration No. 333-
         46633, and as Exhibit 3.1 to the Registrant's Quarterly Report on Form
         10-Q for the quarter ended September 30, 1999, both of which are incorporated herein by reference).
  3.3    Restated By-Laws of the Registrant (filed as Exhibit 3.5 to the
         Registrant's Annual Report on Form 10-K for the fiscal year ended June
         30, 1998 and incorporated herein by reference).
  4.1    Article 4, Article 6 and Article 8 of the Restated Certificate of
         Incorporation of the Registrant (filed as Exhibit 3.1 to the
         Registrant's Annual Report on Form 10-K for the fiscal year ended June
         30, 1997 and incorporated herein by reference).
  4.2    Rights Agreement dated as of May 12, 1998, between the Registrant and
         BankBoston, N.A., as Rights Agent (filed as Exhibit 4.1 to the
         Registrant's Quarterly Report on Form 10-Q for the quarter ended March
         31, 1998 and incorporated herein by reference).
  4.3    Amendment No. 1, dated as of January 9, 2000, between the Registrant and BankBoston, N.A., as Rights Agent (filed by Exhibit 4.1 to the
         Registrant's Registration Statement on Form 8-A/A, dated as of January
         14, 2000 and incorporated herein by reference).
  4.4    Indenture, dated as of November 17, 1997, between the Registrant, as issuer, and State Street Bank and Trust Company, as trustee (filed as
         Exhibit 4.1 to the Registrant's Current Report on Form 8-K, dated as of December 2, 1997 and incorporated herein by reference).
  4.5    Form of Indenture to be dated as of December 6, 1999, between the
         Registrant and State Street Bank and Trust Company, as trustee (filed as Exhibit 4.5 to the Registrant's Current Report on Form 8-K, dated as of December 2, 1999 and incorporated herein by reference).
  4.6    Form of Supplemental Indenture No. 1 to be dated as of December 6,
         1999, between the Registrant and State Street Bank and Trust Company,
         as trustee (filed as Exhibit 4.7 to the Registrant's Current Report on
         Form 8-K, dated as of December 2, 1999 and incorporated herein by reference).
  5.1*   Opinion of Simpson Thacher & Bartlett regarding legality of securities being registered.
  8.1*   Opinion of Simpson Thacher & Bartlett regarding certain U.S. income tax aspects of the Merger.
  8.2*   Opinion of Mayer, Brown & Platt regarding certain U.S. income tax aspects of the Merger.
 15.1*   Letter regarding Unaudited Interim Financial Information.
 23.1*   Consent of Simpson Thacher & Bartlett (included as part of its opinions filed as Exhibit 5.1 and Exhibit 8.1, respectively, and incorporated herein by reference).
 23.2*   Consent of Mayer, Brown & Platt (included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference).
 23.3    Consents of Ernst & Young LLP.
 24.1    Power of Attorney (included on the signature page of this Form S-4 and incorporated herein by reference).
 99.1    Opinion of FleetBoston Robertson Stephens (included as Annex D to the proxy statement/prospectus forming a part of this Registration
         Statement and incorporated herein by reference).
 99.2    Consent of FleetBoston Robertson Stephens.
 99.3    Form of Proxy of MapQuest.com, Inc.

--------
 * To be filed by amendment.